15

Follow-Up Materials

06012255

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Esprit Energy Trust

*CURRENT ADDRESS

PROCESSED

APR 06 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34890 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/5/06

ESPRIT

WORKBOOK & NOTES

82-34890

THROUGH A STRATEGIC, DISCIPLINED APPROACH TO BUSINESS WE HAVE BUILT A TRUST WITH A MORE DIVERSIFIED AND STRONGER ASSET BASE. OUR EXPERIENCED TEAM HAS INTEGRATED ACQUISITIONS THAT HOLD MANY HIGH QUALITY ASSETS, OPPORTUNITIES AND NEW AREAS FOR GROWTH TO CREATE A STRONG PLATFORM FOR SUSTAINABILITY. WE HAVE FINE-TUNED OUR FORMULA FOR THE FUTURE. WE ARE NOW PUTTING IT TO WORK.

STRONG BASE SOLID FUTURE

QUALITY ASSETS
EXCELLENT EXECUTION
FINANCIAL STRENGTH
→ STABLE DISTRIBUTIONS

EXCELLENT EXECUTION

1. Team based.
2. Geotechnical, engineering & commercial integration.
3. Capital efficiency.
4. Good planning.
5. Nimble.

QUALITY ASSETS

* long life assets
* prospect inventory
* lots of infrastructure
* strategic acquisitions

FINANCIAL STRENGTH

→ Cash flow for capital programs
→ Appropriate debt
→ Distribution pay-out ratio





20
16
12
8
4
0
Q1 03*
Q2 03*
Q3 03*
Q4 03*
Q1 04*
Q2 04*
Q3 04*
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05

QUARTERLY PRODUCTION (MBOE/D)
Liquids
Natural Gas
* Trust only assets



After 12 months of stable distributions, Esprit increased distributions by 7%.
0.15
0.12
0.09
0.06
0.03
0.00
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06

MONTHLY DISTRIBUTIONS ($ PER UNIT)
Distribution per Trust Unit



70
60
50
40
30
20
10
0
35% growth
2004
2005

TOTAL PROVED PLUS PROBABLE RESERVES (MBOE)
Probable
Proved undeveloped
Proved developed non-producing
Proved producing

FINANCIAL AND OPERATING HIGHLIGHTS

ESPRIT ENERGY TRUST is a Calgary-based natural gas-weighted income trust. Esprit's operations are primarily concentrated in Western Canada and are characterized by long life, natural gas assets. The Trust is focused on providing a secure base for cash flows and sustainable unitholder distributions into the future.

FINANCIAL HIGHLIGHTS ($ thousands, except per unit amounts and ratios)	2005	2004[3]	% change
Oil and gas revenue	287,834		
Cash flow	154,254		
Per unit – basic	2.71		
– diluted	2.53		
Cash distributions	97,336		
Per unit	1.71		
Weighted average trust units (thousands) – basic	56,869		
– diluted	61,967		
Bank loans[1]	144,239	86,875	66%
Net debt/cash flow[2]	1.07	1.09	2%

OPERATIONAL HIGHLIGHTS	2005	2004[3]	% change
Production			
Natural gas (mcf/d)	69,898	56,237	24%
Natural gas liquids (bbl/d)	1,455	1,268	15%
Oil (bbl/d)	1,660	549	202%
Total (boe/d)	14,765	11,190	32%
Finding and development costs ($/boe) – proved plus probable	34.58	17.67	96%
Finding, development and acquisition costs[4] ($/boe) – proved plus probable	21.48	8.92	141%
Reserve Life Index (years) – proved plus probable	10.7	12.1	(12%)
Reserve replacement ratio (percentage) – proved plus probable	422	121	249%
Reserves (mmboe)			
Proved producing	42.20	30.57	38%
Total proved	50.00	38.17	31%
Probable	16.74	11.21	49%
Total proved plus probable	66.74	49.38	35%

(1) Bank loans, excludes convertible debentures.

(2) 2004 net debt/cash flow is calculated using annualized Q4 2004 cash flow and excludes convertible debentures.

(3) Esprit converted to an income trust effective October 1, 2004. Figures representing the Trust Assets only are shown where they are available.

(4) Finding, development and acquisition costs exclude the effect of the disposition of the Ante Creek property acquired through Resolute Energy Inc. in April 2005, disposed of effective December 15, 2005, and closed in January 2006.



PRESIDENT'S MESSAGE

2005 was Esprit's first full year operating as an income trust after our conversion in October of 2004. During the year, we focused on growing and strengthening our asset base and creating a stable and solid foundation for Esprit to build upon going forward.

We diversified our asset base both geographically and by product with strategic and value-creating acquisitions. The acquisitions of Resolute, Markedon and Monroe broadened our asset footprint in Alberta and Saskatchewan, reducing our reliance on our Olds property which had represented over half of Esprit's production. These acquisitions maintained Esprit's focus on natural gas and increased the Trust's proportion of sweet gas, which generally has lower operating costs than sour gas.

We also improved the operational reliability of the Olds plant, a key part of the Trust's production infrastructure. The Olds plant is routinely shut down every three years for a major maintenance turnaround. During the 2005 shut down, we improved the plant's ability to handle electrical power disruptions as well as 'slugs' of liquid hydrocarbons which occasionally enter the plant in the gas stream. With the success of the shutdown, we now expect the plant to operate for four years before the next scheduled turnaround in 2009.

This past year we were also presented with a number of challenges. Record rainfalls in Alberta during the second and third quarters restricted access to drilling locations and delayed new production from coming on stream. This contributed to the lower than expected production levels we experienced during the second and third quarters of 2005. However, the skies cleared and the weather improved for the fourth quarter. Esprit drilled 49 wells during that three-month period as compared to 38 wells drilled during the first nine months of the year.

Drilling results in 2005 were a bit like the weather – disappointing at first and then finishing strongly in the fourth quarter. Our Olds drilling program in the Wabamun zone was an excellent example of this. Four of the six wells drilled were a mixture of two dry holes and two marginal producers – significantly poorer results than Esprit had experienced at Olds over the last 10 years. The two remaining wells were successful. One produced at expected rates and the final well drilled during the fourth quarter was a "boomer" with initial production rates approximately three to four times greater than the historical average in the area. Importantly, the results from this last well and other technical analysis have provided Esprit with additional information on the Wabamun and opened up the possibility of new drilling opportunities in the area.

Similar to the Olds story, during the first three quarters Esprit experienced disappointing drilling results at Winnifred and higher than expected production decline rates at Willesden Green and Ante Creek. During the fourth quarter, however, we drilled very successful programs at Berry into the Banff oil pool and a major 33-well program into the Second White Specs natural gas formation. We also experienced higher than expected production volumes at our Three Hills property.

DURING THE YEAR WE FOCUSED ON GROWING AND STRENGTHENING OUR ASSET BASE AND CREATING A STABLE AND SOLID FOUNDATION.

The challenges we experienced caused Esprit, in late September, to reduce the production guidance we had provided earlier in the year. We acknowledge the disappointment this caused our unitholders. We also understand the importance of meeting these targets and will make every effort to do so in the future. At Esprit, we have a strong sense of integrity and believe in open, fulsome and timely communication with our unitholders. Happily, our fourth quarter success resulted in production levels at the high end of our new guidance.

Esprit's results for 2005 reflect the higher commodity prices experienced during the year. Cash flow from operations was $154 million or $2.71 per unit and net earnings were $75 million or $1.31 per unit. Throughout the year we distributed $97 million or $1.71 per unit to our unitholders, approximately 63 percent of our cash flow.

The Trust's reserve base remained solid and grew 35 percent on a proved plus probable basis with additions from both organic development and acquisitions. Overall, Esprit replaced production by more than 415 percent. Our all inclusive finding, development and acquisition costs were $20.78 per boe for 2005. Both these figures include the effect of the disposition of the Ante Creek property acquired through Resolute in April 2005, disposed of effective December 15, 2005 and closed in January 2006. Excluding acquisitions, Esprit's finding and development costs of $34.58 per boe were high, largely reflecting the disappointing drilling results at Olds. While it is too early to represent a trend, the fourth quarter of 2005 drilling results were very encouraging, particularly at Olds and Berry. Esprit believes it will achieve industry competitive finding and development costs in 2006.

Turning to the business environment, throughout 2005 the industry experienced very strong prices for oil and natural gas. This was the result of an increase in demand for energy caused by a strong world economy led by the American consumer and the growing economies of China, India and elsewhere in Asia. At the same time, the supply of energy struggled to keep up by bringing on stream new and more costly oil and gas reserves. Unless - and until - the world economy slows and the growth in demand for energy abates somewhat, we would expect the energy price environment to remain at roughly current levels.

Higher energy prices have increased the range of economic opportunities in our industry and Esprit has taken advantage of this environment. Examples would include our exploitation program at Berry with the higher cost Second White Specs natural gas drilling program and our evaluation work with regard to the Horseshoe Canyon coal bed methane potential at Olds which we briefly discussed in our Third Quarter Report.

The business environment has obviously resulted in much higher levels of overall industry activity. This, in turn, has created significant upward pressure on the industry's cost base. As well, it has resulted in a very tight market for skilled and experienced oil and gas people with actual shortages in some skills areas. Despite this, Esprit has been quite successful at attracting a number of very capable and experienced new employees. Primarily in response to the growth Esprit has experienced from its acquisitions, we now have a total of 111 employees up 40 percent from one year ago, with 35 working in the field and 76 in our Calgary head office.



BY STRENGTHENING THE FOUNDATION AND QUALITY OF ESPRIT'S ASSET BASE DURING 2005 WE ARE WELL POSITIONED FOR A STRONG YEAR IN 2006.

Notable, with regard to the regulatory and fiscal regime for the industry in 2005 was the Federal Government's examination of the tax structure of the trust sector in Canada. Along with many others, Esprit commented on this in our third quarter results and challenged the need for any change. In December, the Federal Government announced it had concluded its study and consultations and that no change would be proposed for the trust sector. The decision was most welcome.

In summary, we believe we further solidified the foundation and quality of Esprit's asset base during 2005 and, as you will read in the Chief Operating Officer's Message that follows, we are well positioned for a strong year in 2006. We have high graded our capital expenditure program to ensure funds are directed to areas that will add the most value. Esprit is based on a sustainable model, focused on providing a secure base for cash flows and unitholder distributions into the future. In line with this strategy, our plans for 2006 are within our cash flow expectations, meaning the combination of our capital expenditure program and the distributions paid to our unitholders are expected to be less than our total cash flow.

Finally, as we announced recently after 33 years in the industry and four years with Esprit, I have decided to retire from "office hours", effective with Esprit's Annual General Meeting in May and pursue other personal and business interests. I am delighted that Paul Myers, our Executive Vice President and Chief Operating Officer, will assume the position of President and Chief Executive Officer. I have every confidence that Paul, supported by the full team at Esprit, will be able to lead Esprit to a successful and prosperous future.

2005 was a whirlwind year for Esprit with our acquisitions, challenges and eventual successes. However, while the details were different, it was not unlike the dynamic situations of 2002, 2003 and 2004 that we experienced at Esprit and in our industry. Throughout that time, I received tremendous support from all of my colleagues that make up the Esprit team and from my fellow Board members. I would like to express my great appreciation to them for that support.

We would also like to thank our unitholders for their support. We believe there are a large number of opportunities for Esprit in 2006 and beyond and the Esprit team looks forward to capturing these with you.

Stephen J. Savidant
President and Chief Executive Officer
March 03, 2006




CORE AREA TEAMS
FOCUS ON ASSET.
INTEGRATE SKILL SETS
INTERNAL COMMUNICATION
DEFINED ACCOUNTABILITY
EYE ON COMPETITIVE POSITION
EXECUTION ASSURANCE.
Team Approach



CHIEF OPERATING OFFICER'S MESSAGE

We are looking forward to 2006 with enthusiasm. Esprit's acquisitions of 2005 have set the stage for drilling programs in a number of new areas. The challenges that are always inherent in acquisitions – integrating new lands, accounting systems, information systems, people, cultures and much more – are largely behind us now, allowing the Esprit organization to focus sharply on executing our plan.

Our focus for 2006 will be to:

- Replace normal production declines with a capital program geared towards our existing assets. This will include capturing the opportunities represented by the new assets acquired through our acquisitions.
- Grow our asset base through strategic business development opportunities.
- Rationalize our asset base through divestitures or farm-outs of small non-core assets.
- Enhance our ability and performance with regard to execution of our overall 2006 business plan.

In 2006, we will invest our capital in the higher production impact/medium to lower risk portion of our opportunity portfolio. We have high graded our prospects and believe we can maintain our production level by drilling 67 wells within a $63 million capital program. That speaks to the quality of our portfolio and, in our view, is a real competitive advantage in today's trust universe within the Western Canadian Sedimentary Basin.

Drilling is planned to be primarily focused in Olds, southeast Saskatchewan, the Peace River Arch and Berry areas where we have identified locations with good potential for significant production volume additions. We also plan to use the Olds processing plant to our competitive advantage by identifying opportunities within the plant's catchment basin to add to our third party processing volumes and associated fees.

In 2006, Esprit will also continue to search for new value-adding growth opportunities. The relatively low level of 'deal flow' currently in Western Canada is prompting our Business Development team to broaden its horizons beyond conventional opportunity in Western Canadian Sedimentary Basin. As part of the Trust's commitment to expanding its business, we have constructed a multi-disciplinary team solely dedicated to business development. We continue to be value oriented when assessing acquisitions and our primary criterion for any acquisition is that it adds value on a per unit basis.

As a priority in 2006, we will also continue to streamline our portfolio. The three acquisitions in 2005, while building Esprit's solid foundation, brought with it some scatter. We intend to rationalize some of the non-core assets and concentrate our energy on the assets that can provide Esprit with a sustainable future. To that end, we will continue to divest/farm out marginal properties that serve as a distraction and add very little incremental value. The Ante Creek asset swap agreement announced in January 2006 is an example of this effort.

In late 2005, we reorganized our asset base into six key areas – Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta. We reorganized our people along the same lines, creating multi-disciplinary asset teams responsible for each key area. These teams bring the expertise of all the functional disciplines together in an integrated approach to concentrate on the specific needs and opportunities of the area. They are focused on execution, delivering results and maximizing the value of their assets. Each team

I AM CONFIDENT THAT WITH ESPRIT'S FOUNDATION OF QUALITY PEOPLE AND ASSETS, WE HAVE A PROMISING AND REWARDING FUTURE AHEAD OF US.

has a single point of contact that provides leadership as well as technical support to their respective discipline. The teams were all involved in building the 2006 plan and have ownership and clear accountability for its expectations.

With regard to human resources, we are fortunate to have been able to add several quality technical and administrative staff in 2005 and early 2006 in what remains a very challenging people market. With the calibre of those working at Esprit and the formation of an asset focused organization, we feel Esprit is now positioned for solid execution. The teams have ownership in the plans, clearly understand the objectives and are poised and ready to deliver.

While I am enthused about our plans for Esprit in 2006 and beyond, I am also personally excited about imminently leading Esprit as President and Chief Executive Officer. No business is without challenges; however, I am confident that with Esprit's foundation of quality people and assets, we have a promising and rewarding future ahead of us.

Paul B. Myers
Executive Vice President and Chief Operating Officer
March 03, 2006

Esprit is an oil and gas income trust with HIGH-QUALITY ASSETS concentrated in Alberta and Saskatchewan. Our solid base of natural gas weighted reserves is complemented by EXPERIENCED AND TALENTED TEAMS of professionals who are focused on CREATING VALUE for our unitholders.

Esprit is based on a SUSTAINABLE BUSINESS MODEL. We maintain our FINANCIAL STRENGTH by keeping debt levels manageable and ensuring a stable payout ratio. We strive to pay reliable and STABLE DISTRIBUTIONS to our unitholders.

We have CAPITAL EFFICIENT PLANS to develop our existing asset base and to maximize its value. Our operations have been organized around six key areas, each with a team dedicated to executing its operating and capital plans and accountable for its results. Our long life reserves and the inventory of organic opportunities available to the Trust is expected to maintain production levels until at least early 2007.

We grow and enhance our existing asset base with VALUE-ADDING, STRATEGIC ACQUISITIONS. Opportunities are analyzed, screened and must meet both strategic and financial benchmarks before being pursued.

At Esprit, we are committed to a HIGH LEVEL OF INTEGRITY. We have great respect for the environment we operate in, the people in whose communities we operate, our employees and other service providers and all the stakeholders who invest in our Trust. We strive to continually provide transparent, open and timely information about our business.

SEE THE RESULTS

Production growth



M&M ACQUISITION
17,814 boe/d
RESOLUTE ACQUISITION
20,000
15,000
10,000
5,000
0
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005

2005 production 14,765 boe/d
2004 production 11,190 boe/d

→ 32% growth

Reserve Replacement

= Reserve additions ← P+P / production volumes

→ 2005 reserve additions

Acquisition - 20,437 mboe ← Resolute M&M
Drilling - 2,319 mboe
22,756 mboe

→ 2005 production
14,765 boe/d × 365 = 5,389 mboe (2005)

= 22,756 / 5,389 → 422%

Reserve Life Index

= Reserve base ← P+P / Production volumes

= 66,743 mboe / 6,223 ← mid-point of guidance

10.7 years

OPERATIONAL STRATEGY

Esprit's high-quality assets form the platform on which to build a sustainable future. In 2005, we strengthened and expanded that platform with strategic acquisitions, creating a more diversified and stable base to build upon going forward.

Following these acquisitions we reorganized our operations, basing the structure around six key areas – Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta. We created multi-disciplinary teams responsible for each key area, bringing the appropriate technical skills together in an integrated approach to concentrate on the specific needs and opportunities of the area.

As part of Esprit's strategy to achieve value for its unitholders, Esprit concentrates its efforts on its most capital efficient opportunities. We will invest our capital in the higher production impact and medium to lower risk portion of our opportunity portfolio in 2006. We expect that by pursuing these opportunities at an estimated cost of $63 million, we will maintain constant production for the year. Almost 60 percent of the Trust's capital budget for 2006 is directed towards drilling, with a further 25 percent to be spent on facilities.

Promising drilling results from a well in the fourth quarter of 2005 as well as other technical analysis under review may result in allocating more capital to Olds in late 2006 than what is currently allocated in the 2006 business plan.

2006 CAPITAL BUDGET



	(millions)
Drilling	$37.3
Facilities	$15.9
Land	$2.8
Seismic and Other	$7.1
Total	$63.1

Esprit is constantly reviewing acquisition opportunities to add to its production volumes. We believe that the opportunities available in the Western Canadian Sedimentary Basin are becoming increasingly scarce and expensive. In order to achieve good capital efficiency we will broaden our scope and consider opportunities beyond conventional opportunities in the Western Canadian Sedimentary Basin.


PEACE RIVER ARCH
KAYBOB
COLD LAKE
FROG LAKE
LASHBURN
BIGORAY
WARWICK
DERWENT
BLACKSTONE
WILLESDEN GREEN
STOLBERG
THREE HILLS
RINICUS
BERRY
BENJAMIN
OLDS
SWALWELL
HIGH RIVER
ARCOLA
WINNIFRED
HITCHCOCK
WAUCHOPE
MANYBERRIES
Greater Olds
Berry/Winnifred
Peace River Arch
Saskatchewan
Central Alberta
Southern Alberta



ESPRIT 2006 FORECAST PRODUCTION – BY KEY AREA

- Greater Olds
- Berry/Winnifred
- Peace River Arch
- Saskatchewan
- Central Alberta
- Southern Alberta

* Production calculated at mid point of 2006 guidance range



ESPRIT 2006 FORECAST CAPITAL EXPENDITURE – BY KEY AREA

- Greater Olds
- Berry/Winnifred
- Peace River Arch
- Saskatchewan
- Central Alberta
- Southern Alberta
- Other


PROP.

GREATER OLDS

Greater Olds is a major contributor to Esprit's production. The area consists of our Olds field, located 100 kilometres north of Calgary, in a corridor that extends from the town of Carstairs to the town of Olds. Production at Olds is 85 percent natural gas; approximately 75 percent of this is sour gas. The field makes up approximately one-third of the Trust's total production. The Greater Olds area also includes Three Hills/Swalwell located 80 kilometres east of Olds. Three Hills is a mature, sweet gas property while Swalwell is an exploitation area.

Esprit owns the plant at Olds which processes both our own production and third party volumes. This gives us a high level of control over our costs and ensures our gas production has continuous access to facilities. Third party volumes represent approximately 25 percent of the total volumes processed. The revenue received from the third party processing allows us to reduce our operating costs in the area. The Olds plant offers Esprit a real competitive advantage in this area and we plan to continue to aggressively pursue third party processing contracts to further lower our overall unit operating costs.

Esprit drilled a total of 30 gross wells at its Greater Olds area in 2005: six at Swalwell, one successful well at Three Hills, and 23 at Olds. We were pleased with the results of the infill drilling program at Swalwell where five of the six wells drilled were successful. At Olds, we have two drilling programs, one targeting the deeper, sour Wabamun/Crossfield gas and a shallower program targeting sweet gas. We were encouraged by the success of our shallow Viking program and expect to continue this program in 2006. In the deeper program, we drilled six wells in 2005. Two were unsuccessful and two were considered marginal, performing at rates lower than we have previously seen throughout the long development history of the field. This reduced rate was not a result of reservoir depletion but reflected lower permeability patches in the reservoir. These results prompted us to conduct an in-depth review of the area and undertake initiatives to better understand and exploit the reservoir. We obtained third party, expert advice; conducted a pilot test to improve the geophysical 3D seismic information available; and plan to use visualization software to integrate several sources of data. We are also reviewing the possibility of using new horizontal stimulation techniques.

The remaining two wells were successful. One was drilled into the main Crossfield zone and produced at expected rates. The final well was a particularly successful, well drilled into the Upper Crossfield zone, of the Wabamun formation. Production from this well, although still early, is significantly exceeding our expectations and historical average production rates from other Crossfield wells. The results provided Esprit additional information on the reservoir and opened up the possibility of new drilling opportunities in the area. These promising drilling results as well as other technical analysis under review may result in increased spending at Olds.

OLDS



Area key facts

	2005	2006 Plan
Capital ($million)	49	17
Wells gross (net)	30 (27.9)	15 (9.8)
Production (% of total)	45%	37%
Resource type	Sour & some sweet natural gas	
Undeveloped land (net acres)	Approx. 64,000	

Esprit Land
2005 Esprit Gross Wells
Esprit Pipelines
Esprit Gas Plant
Non-Operated Gas Plant
Royalty Land


R3
R2
R1W5
R28
R27
T35
T34
T33
T32
T31
T30
T29
OLDS

THREE HILLS/SWALWELL


R27
R26
R25
R24
R23
R22
R21
R20W4
T33
T32
T31
T30
T29
T28
THREE HILLS
SWALWELL

GREATER OLDS

During the first two weeks of June 2005, the Olds gas plant and field were shut in for its scheduled turnaround. In addition to regular maintenance performed during the turnaround, we completed a major upgrade to improve the plant's ability to handle electrical power disruptions and to provide additional liquids handling capacity. We have already experienced improved reliability from the plant's electrical backup system. Work was also performed to ensure the plant continues to comply with evolving regulatory and safety standards and to provide additional compression for potential infill drilling in the south portion of the field. The next major turnaround is expected to take place in four years time, in 2009.

Under the current plan for 2006, Esprit plans to spend approximately $17 million in the area. The Trust plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds plan calls for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas. Additional Wabamun wells may be added later in the year as a result of the information obtained from our last 2005 well.

In 2005, production at Greater Olds averaged 6,710 boe per day, a two percent decrease from 2004 due to the production shut-in during the scheduled plant turnaround.



800m
2600m
EDMONTON & BELLY RIVER
VIKING: NEARSHORE/SHOREFACE
CRETACEOUS
MISSISSIPPIAN PEKISKO
UPPER CROSSFIELD
MAIN CROSSFIELD
DEVONIAN WABAMUN

Block diagram of target zones in the Greater Olds area.



Area key facts	2005	2006 Plan
Capital ($million)	11	19
Wells gross (net)	41 (30.8)	26 (25.6)
Production (% of total)	14%	23%
Resource type	Natural gas & light oil	
Undeveloped land (net acres)	Approx. 78,000	

- Esprit Land
- 2005 Esprit Gross Wells
- Esprit Pipelines
- Esprit Gas Plant
- Non-Operated Gas Plant
- Royalty Land

BERRY


R16 R15 R14 R13 R12 R11 R10 R9 R8W4
T35
T34
T33
T32
T31
T30
T29
T28
T27
T26
T25
KIRK PATRICK
HANNA
RICH DALE
STANMORE
BERRY

WINNIFRED


R17 R16 R15 R14 R13 R12 R11 R10 R9 R8W4
T15
T14
T13
T12
T11
T10
T9
HAYS/
ENCHANT
RONALANE
(NORTHWINNIFRED)
GRAND
FORKS
BOW ISLAND
(SOUTHWINNIFRED)
GRASSY
LAKE

BERRY/WINNIFRED

The Berry/Winnifred area located in southeast Alberta provides Esprit with considerable exploitation opportunity and is one of the Trust's key focus areas. It consists of Berry and Winnifred properties as well as some minor acreage positions. These assets were first acquired in 2005 through the acquisition of Resolute and were expanded with the Markedon and Monroe acquisitions.

Production from this area is about 60 percent natural gas and 40 percent oil and makes up approximately one-quarter of the Trust's total production. The gas production comes from a number of zones including Belly River, Milk River, Second White Specks, Viking and Mannville. The oil production is predominantly from the Banff and Mannville zones.

Esprit had an active drilling program in this area in 2005, drilling a total of 41 wells. The Trust's activity was focused in the Berry area with the majority of these wells targeting the Second White Specks formation. Outcomes from this drilling program exceeded expectations with average gas test rates of approximately 250 mcf per day and a 97 percent drilling success rate. We expect to continue the high level of drilling activity in this area in 2006.

The Richdale Banff oil pool, also located in the Berry area, produces mainly light, slightly sour oil and has promising exploitation potential. The first stage of development was completed in 2005 with a total of five wells drilled in this pool. The production results from this program were also above expectations and development is expected to continue in 2006. In addition, during 2005 we completed an acreage swap/farm-in deal and added one section with multiple drilling locations to our Banff pool program.

We expect to spend approximately $19 million in this area in 2006 drilling 26 wells. We expect five to be the deeper Banff wells with the remainder targeting Second White Specks, Viking and Mannville formations.

Production in 2005 averaged 2,024 boe per day in this area. As these properties were all acquired by Esprit during the year, there are no year-over-year comparisons.


200m
1100 m
BELLY RIVER
MILK RIVER
MEDICINE HAT
SECOND WHITE SPECKS
VIKING
COLONY
SPARKY
REX
LLOYDMINSTER
GLAUCONITIC
OSTRACOD
ELLERSLIE
MANNVILLE
CRETACEOUS
BANFF
MISSISSIPPIAN
NISKU
DEVONIAN

Block diagram of target areas in the Berry area.



Area key facts	2005	2006 Plan
Capital ($million)	1	7
Wells gross (net)	1 (0.3)	9 (7.8)
Production (% of total)	3%	4%
Resource type	Primarily sweet & slightly sour natural gas, with some light oil	
Undeveloped land (net acres)	Approx. 11,000	

- Esprit Land
- 2005 Esprit Gross Wells
- Esprit Pipelines
- Esprit Gas Plant
- Non-Operated Gas Plant
- Royalty Land


R12
R10
R8
R6
R4
R2W6
T84
T84
T80
T78
T76
T74
T72
T70
BALSAM
GORDONDALE
BEAVERLODGE

PEACE RIVER ARCH

Peace River Arch assets, located predominantly northwest of Grande Prairie, were acquired in 2005 through the acquisition of Resolute.

Production from this area is 74 percent natural gas: a combination of sweet and slightly sour natural gas, with some light oil production. This production is all processed at third party facilities and comprises about four percent of the Trust's total production.

Esprit receives production from over 50 wells within the Peace River Arch area, most of which lie within three main properties – Gordondale, Beaverlodge and Balsam. This area provides Esprit potential in multiple zones including Dunvegan, Paddy, Notikewin, Fahler, Bluesky, Gething, Charlie Lake, Halfway, Doig, Montney and Belloy.

In 2005 Esprit participated in one well in the Peace River Arch area which came on production in early 2006 at a rate of 3.2 mmcf per day of which Esprit's portion is approximately 33 percent. The Trust also added to its land base in the area by purchasing offsetting acreage at its Beaverlodge property. Esprit has over 11,000 net acres of undeveloped land in the Peace River Arch area. This land represents significant opportunity with several lower risk drilling locations identified for 2006.

The Trust expects to spend approximately $7 million to drill nine gross wells in 2006. These plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunites that possess relatively higher volume potential with strong capital efficiency metrics.

Production in 2005 averaged 458 boe per day. As these properties were all acquired by Esprit during the year, there are no year-over-year comparisons available.


500m
2300m
DUNVEGAN
PADDY
NOTIKEWIN
FALHER
BLUESKY
GETHING
CRETACEOUS
CHARLIE LAKE
HALFWAY
DOIG
MONTNEY
TRIASSIC
BELLOY
PERMIAN
KISKATINAW
MISSISSIPPIAN

Block diagram of target areas in the Peace River Arch area.



Area key facts	2005	2006 Plan
Capital ($million)	4	6
Wells gross (net)	8 (8)	7 (7)
Production (% of total)	4%	8%
Resource type	Heavy oil	
Undeveloped land (net acres)	Approx. 8,000	

- Esprit Land
- 2005 Esprit Gross Wells
- Esprit Pipelines
- Esprit Gas Plant
- Non-Operated Gas Plant
- Royalty Land

LASHBURN



R26
R25
R24
R23
R22
R21W3
T51
T50
T49
T48
T47

SOUTHEAST SASKATCHEWAN



R10
R9
R8
R7
R6
R5
R4
R3
R2
R1W2
R34
R33
R32W1
T10
T9
T8
T7
T6
T5
T4
T3
T2
ARCOLA
WAUCHOPE
HITCHCOCK

SASKATCHEWAN

Esprit's Saskatchewan assets are concentrated in two key areas: Lashburn, located in west central Saskatchewan and its southeast Saskatchewan properties. The southeast Saskatchewan properties were added to Esprit's land base through the acquisition of Resolute in 2005. These holdings consist of three areas: Wauchope, Arcola, and Hitchcock.

Production in Saskatchewan makes up approximately eight percent of the Trust's total production. In 2005, Esprit increased its focus on this area. In Lashburn, Esprit had a successful eight well drilling program targeting the upper Mannville zones. Production from this area is mainly heavy oil. Wauchope and Arcola produce light oil from the Mississippian Alida formation. Analysis of 3D geophysical data in this area has identified several opportunities expected to be drilled in 2006.

In 2006, Esprit plans to spend approximately $6 million in Saskatchewan, drilling seven wells in total: two wells in Lashburn and five horizontal wells in southeast Saskatchewan.

Production in 2005 in this area averaged 512 boe per day, up 39 percent from 2004 due to the addition of acquired properties as well as drilling success at Lashburn.


1100m
1150m
JURASSIC
ALIDA
TILSTON
MISSISSIPPIAN

Block diagram of target zones in the southeast Saskatchewan area.

EAST CENTRAL ALBERTA

WEST CENTRAL ALBERTA



Area key facts	2005	2006 Plan
Capital ($million)	6	2
Wells gross (net)	3 (2)	2 (2)
Production (% of total)	28%	23%
Resource type	Sweet & sour gas, with slightly sour oil	
Undeveloped land (net acres)	Approx. 60,000	

Esprit Land

2005 Esprit Gross Wells

Esprit Pipelines

Esprit Gas Plant

Non-Operated Gas Plant

Royalty Land


R17
R15
R13
R11
R9
R7
R5
R3
R1W4
R26W
T63
T61
T59
T57
T55
T53
T51
COLD LAKE
FROG LAKE
WARWICK
DERWENT


R24
R22
R20
R18
R16
R14
R12
R10
R8
R6
R4
R2W5
T64
T62
T60
T58
T56
T54
T52
T50
T48
T46
T44
T42
T40
T38
KAYBOB
BIGORAY
BLACKSTONE
STOLBERG
WILLESDEN GREEN
STRACHAN
RICINUS
BENJAMIN

CENTRAL ALBERTA

Central Alberta is Esprit's most diverse and expansive production area, spanning across the province from its foothills to the Alberta-Saskatchewan border. This area was enhanced significantly with acquisitions during 2005.

Production in this area is approximately 80 percent natural gas. Gas production consists of sweet gas in the East Central locations and a mixture of sweet and sour gas in West Central. Liquids production is made up of a mixture of slightly sour oil and natural gas liquids in the West Central locations. Central Alberta accounts for approximately one-quarter of the Trust's total production.

Esprit's primary focus in this area is to optimize existing production assets. Limited capital for new drilling has been allocated to Central Alberta. As part of Esprit's ongoing portfolio management, the Trust has identified some of these assets as non-core and is investigating several alternatives to optimize their value. These alternatives could include divestitures, farm-out agreements, swaps or other arrangements. The Ante Creek divestiture announced in January of 2006 is an example of this effort.

In 2005, Esprit drilled three wells in the Central Alberta area with mixed drilling results. Capital projects during the year focused on using acquired infrastructure to improve efficiency and production from Esprit's existing wells. In addition, two standing Viking wells were tied in and production commenced in the first quarter of 2006.

In 2006, Esprit plans to spend approximately $2 million in Central Alberta, focusing its capital expenditures mostly on facility de-bottlenecking, re-completions and optimization as well as drilling two wells in the area.

Production in 2005 averaged 4,131 boe per day in Central Alberta, up 16 percent from 2004 due to the addition of acquired properties during the year.



Area key facts

	2005	2006 Plan
Capital ($million)	2	1
Wells gross (net)	4 (0.7)	8 (1.9)
Production (% of total)	6%	5%
Resource type	Primarily gas, with some oil	
Undeveloped land (net acres)	Approx. 47,000	

- Esprit Land
- 2005 Esprit Gross Wells
- Esprit Pipelines
- Esprit Gas Plant
- Non-Operated Gas Plant
- Royalty Land

GREATER MANYBERRIES



R15
R13
R11
R9
R7
R5
R3W
T9
T7
T5
T3
T1
PAKOWKI
MANYBERRIES
KNAPPEN/
ADEN

HIGH RIVER



R4
R2W5
R29
R27
R25
R23
R21
R19
R17
R15W4
T23
T21
T19
T17
T39
T13
T11
T9
T7
T5
HIGH RIVER
ENCHANT
KEHO
TURIN
BURMIS
WATERTON
WARNER
COUTTS

SOUTHERN ALBERTA

Esprit's Southern Alberta area consists of High River, Manyberries, Aden and Pakowki. Manyberries, Aden and Pakowki were all added in 2005 with the acquisition of Monroe and Markedon.

Production in this area is approximatley 60 percent natural gas and natural gas liquids and approximately 40 percent oil. It makes up approximately five percent of the Trust's total production.

A portion of Esprit's Southern Alberta assets are viewed as non-core. These properties include a large amount of undeveloped land, particularly in the High River area, which is considered exploratory in nature. In order to reduce risk and maximize value for unitholders, Esprit entered into a multi-well farm out agreement in 2005 covering 22,000 net acres in the High River area.

There are some minor activities scheduled for 2006 at High River. Some of this activity will be conducted through the farm-out agreement and Esprit also expects to drill a couple of wells at its other operated areas in Southern Alberta. Esprit expects to spend about $1 million in Southern Alberta in 2006.

In 2005, production averaged 835 boe per day, up 54 percent from 2004 due to the addition of the acquired properties during the year.



From left to right:
Gregory A. Jerome, Stephen B. Soules, Michael J. St. Clair, Paul B. Myers,
Stephen J. Savidant, Patrick C. Connors

STEPHEN J. SAVIDANT, President and Chief Executive Officer. In addition to his role as President and CEO, Steve also serves as a member of the Board of Trustees. Before joining Esprit in 2002, he was with Canadian Hunter Exploration Ltd. for 16 years, rising to President and Chief Executive Officer. Previously, he held various positions with Imperial Oil and Dome Petroleum.

Steve earned a Bachelor of Engineering degree with Distinction from McGill University, and later completed his Master of Business Administration degree, also at McGill. Steve is a Director of Empire Company Limited and Chairman of ProspEx Resources Ltd.'s Board of Directors. Steve is an active member of the Calgary community, serving as Vice Chair on the Board of Governors of Mount Royal College and Governor of the Canadian Association of Petroleum Producers.

Holds 7,609 Trust Units
91,510 Exchangeable Shares(1)

PAUL B. MYERS, Executive Vice President and Chief Operating Officer. Prior to joining Esprit in September 2005, Paul was Vice President, Gulf of Mexico and Alaska, for Encana Corp. Paul began his career with Amoco Production Co. as a processing geophysicist. He held increasingly senior roles at Amoco, Statoil Exploration US., and PanCanadian Petroleum Ltd.

Paul has a Bachelor of Science degree in Geophysics from Lehigh University in Pennsylvania, a Master's degree in Geology from the University of Kansas and an Executive Master of Business Administration degree from the University of Calgary. He is a member of the Society of Exploration Geophysicists, American Association of Petroleum Geologists and the Canadian Society of Exploration Geophysicists.

Holds 10,841 Trust Units(2)

STEPHEN B. SOULES, Executive Vice President and Chief Financial Officer. Prior to joining Esprit in 2002, Steve held various roles over his 11 years with Canadian Hunter Exploration Ltd., and most recently held the position of Senior Vice President, Finance and Chief Financial Officer. He has also held management roles in the areas of Information Technology and Finance at Gulf Canada. He was appointed to Esprit's Board of Trustees in October 2004.

Steve graduated from the University of Guelph's Bachelor of Science program in 1975. He later earned a Master of Business Administration degree from the University of Calgary. Steve actively participates in the community serving on the Board of Directors of the Galileo Educational Network and the Calgary Women's Emergency Shelter Endowment Trust.

Holds 26,757 Trust Units
25,000 Exchangeable Shares(1)

PATRICK C. CONNORS, Vice President, Operations and Field Services. Pat is responsible for managing all the production operations and drilling services. He has 27 years of experience in the oil and gas industry mainly in the drilling and completions area. Pat has been with Esprit and its predecessor companies since 2001. Prior to joining Esprit, he held various positions at AEC Oil and Gas, Rigel Oil & Gas Ltd, Crestar Energy, Dome Petroleum and Mobil Oil Canada Ltd.

Pat holds a Bachelor of Science Degree in Petroleum Engineering from the University of Wyoming. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Holds 2,971 Trust Units

GREGORY A. JEROME, Vice President, Finance and Corporate Secretary. Greg is responsible for the Trust's corporate and financial reporting, treasury and taxation. Greg joined Esprit's predecessor company in 1999. Prior to joining Esprit, Greg worked at PricewaterhouseCoopers, where he held a variety of roles, including Manager, Taxation.

Greg holds a Bachelor of Business Administration degree in Finance from Simon Fraser University and is a member of the Canadian Institute of Chartered Accountants.

Holds 3,684 Trust Units(3)

MICHAEL J. ST. CLAIR, Vice President, Risk Management and Marketing. Michael is responsible for marketing the Trust's production and the implementation of the Trust's hedging program. Prior to joining Esprit in 2002, Michael was with Canadian Hunter Exploration Ltd. where he gained extensive experience as Manager, Marketing and Trading.

Michael earned a Bachelor of Commerce degree from the University of Alberta..

Holds 28,180 Trust Units

(1) Each Exchangeable Share could be exchanged for 1.19495 trust units based on the February exchange ratio. The exchange ratio increases each month reflecting the cash distributions not paid on Exchangeable Shares. All Exchangeable Shares that remain outstanding on October 1, 2007 will automatically be exchanged for trust units at the exchange ratio in effect on such date.

(2) Includes 841 trust units held by Mr. Myers' spouse.

(3) Includes 444 trust units held by Mr. Jerome's spouse.



Our Board of Trustees and management believe that sound corporate governance principles are integral to the running of a successful business entity and in building trust and confidence with the investment community.

Our trustees, officers, employees and consultants work within a code of business ethics and conduct. This code requires that all conduct and practices at Esprit are performed to a high level of integrity and ethical standards. We believe in open, fulsome and timely communication with our investors and aim to provide continuous, factual and accurate information in line with our sound disclosure practices.

Our corporate governance practices comply with the guidelines established by Canadian securities regulators under National Policy 58-201 Coporate Governance Guidelines ("NP 58-201"). We are committed to high standards of corporate governance and will continue to review and update our corporate governance practices to ensure we meet or exceed the evolving standards and guidelines.

BOARD COMPOSITION The Board of Trustees brings extensive experience to Esprit and is actively involved in overseeing the conduct and activities of the Trust. The Board is currently made up of eight members, six of whom are independent trustees as defined by NP 58-201. Esprit's Board of Trustees are: Donald Gardner, Douglas Palmer, John Panneton, Stephen Savidant, Mark Schweitzer, Eric Schwitzer, Stephen Soules and Michael Stewart (Chairman of the Board). Members of the Board of Trustees are also members of the Board of Directors of Esprit Exploration Ltd., the Trust's operating entity. The Board of Trustees and Board of Directors are together referred to as the "Board".

In addition to the Board's quarterly scheduled meetings, it meets annually with our entire management team for two days of business discussions and strategic planning. The Board also meets regularly without management present, including at least quarterly with the external financial auditors and at least annually with the independent reserve evaluators.

In an effort to continually improve its performance, the Board performs an annual evaluation of both its performance and the performance of its members.

BOARD'S MANDATE The Board is responsible for the stewardship of the Trust and for monitoring the management of the business with the goal of enhancing and preserving long-term unitholder value. The Board has adopted a mandate to define its significant duties and responsibilities. A summary of this mandate follows:

Stewardship

- Overseeing the conduct of the business and ensuring it operates within its business code of conduct and all applicable laws and regulations.
- Reviewing and verifying that the Trust has adequate and effective controls and systems.
- Enhancing and preserving long-term unitholder value.
- Reviewing and approving material transactions involving the Trust.
- Reviewing the Trust's distribution policy and approving distributions payable to unitholders.
- Establishing limits of authority delegated to management.

Strategic Planning

- Reviewing, approving and monitoring the Trust's strategic plan and its progress towards meeting its goals.

Reserves
- Overseeing and reviewing the evaluation and reporting of oil and gas activities.
- Appointing and maintaining direct contact with independent reserve evaluators.

Environment, Health and Safety
- Reviewing the effectiveness and adequacy of safety and environmental control, reporting, training and responses.

Risk Management
- Ensuring systems are in place to effectively monitor and manage the principal risks of the business.

Succession Planning
- Appointing the Chief Executive Officer (CEO) and senior officers, approval of their compensation and monitoring of the CEO's performance.

Communications
- Approving the annual and quarterly audited financial statements and management's discussion and analysis and any associated press releases.

COMMITTEES OF THE BOARD In addition to meetings of the entire Board, Board oversight of Esprit is conducted via meetings of two standing committees. These committees are the Audit Committee, which is a committee of financially literate, independent trustees of Esprit Energy Trust, and the Human Resources and Corporate Governance Committee which is a committee comprised of independent directors from the Board of Directors of Esprit Exploration Ltd., the operating subsidiary of the Trust.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE The Human Resources and Corporate Governance Committee's primary duties and responsibilities include:

Human Resources
- Reviewing and making recommendations on human resource policies, procedures, strategies and structures, including: compensation; senior management appointments; terminations and succession planning; management incentive and perquisite plans and Board compensation plans.

Compensation
- Periodically reviewing the compensation philosophy statement of the Trust.
- Reviewing the compensation of the CEO, officers and trustees and directors for appropriateness and competitiveness. Recommending the annual compensation to be paid to the CEO.
- Reviewing pension and savings plans and also long and short-term incentives, including the magnitude of grants and terms of participation.

Performance Evaluation

- Undertaking an annual performance review with the CEO and reviewing the CEO's appraisal of officers' performance.

Governance

- Annually reviewing and evaluating the effectiveness of the Boards and its committees.
- Annually monitoring and reviewing the code of business ethics and conduct policy and the corporate disclosure policy.

Succession

- Considering nominees and making recommendations for new members of the Boards as required.

Committee members: John Panneton (Committee Chairman), Donald Gardner, Douglas Palmer, Eric Schwitzer and Michael Stewart (ex-offico).

AUDIT COMMITTEE The Audit Committee's primary duties and responsibilities include:

Stewardship

- Overseeing the financial affairs of Esprit and reviewing the financing plans and strategy with management.
- Monitoring the integrity of the Trust's financial reporting and internal controls.
- Ensuring an appropriate code of conduct and effective "whistle blowing" procedure is in place and understood by all employees, trustees and directors.
- Reviewing the amount and terms of insurance maintained by the Trust.

Financial Reporting

- Ensuring principal financial reporting risks are identified and monitored effectively.
- Reviewing annual and quarterly financial statements and management's discussion and analysis, and all public disclosures containing financial information.
- Reviewing the appointments of the Chief Financial Officer (CFO) and any key financial managers.
- Reviewing the accounting and reporting of environmental costs, liabilities and contingencies.

External Audit

- Overseeing the external audit process both annually and quarterly, including dealing directly with the external auditors and approving audit plans and fees (along with any non-audit services).
- Reviewing any significant financial reporting issues with management and the external auditors.
- Reviewing any disagreements or unresolved issues with management and the external auditors.

Committee members: Mark Schweitzer (Committee Chairman), Donald Gardner, Douglas Palmer, Eric Schwitzer and Michael Stewart (ex-offico)
Full copies of the Board of Trustee's mandate, the Board of Directors' mandate and committee mandates are available on the Trust's web site at www.eee.ca.

2005 MEETINGS During 2005 there were 20 general board meetings, five Audit Committee meetings and six Human Resources and Corporate Governance Committee meetings. Trustees/directors attended all required meetings during this time, with the exception of one meeting for Mr. Stewart, Mr. Gardner, Mr. Panneton and Mr. Schwitzer and two meetings for Mr. Palmer and Mr. Schweitzer.

BOARD COMPENSATION Each non-employee trustee/director receives an annual retainer of $20,000, except for the Chairman of the Board, who receives an annual retainer of $50,000. In addition, the Chairman of the Human Resources and Corporate Governance Committee receives an annual retainer of $7,000 and the Chairman of the Audit Committee receives an annual retainer of $10,000. Members, excluding the Chair, of either committee receive an annual retainer of $3,000. Non-employee trustees/directors, including the Chair, also receive a fee of $1,500 for each meeting attended.

TRUSTEE UNIT OWNERSHIP POLICY Esprit has adopted a policy prescribing that each trustee/director must own at least 12,500 trust units. Upon election to the Board, new trustees have a period of three years, with increasing requirements each year, to achieve this level of ownership.

OFFICER UNIT OWNERSHIP POLICY Esprit has adopted a policy prescribing that each executive officer (CEO, CFO and COO) must own at least 25,000 trust units and other officers must own 10,000 trust units. New officers have a period of three years, with increasing requirements each year, to achieve this level of ownership.



Donald R. Gardner



Douglas W. Palmer



John E. Panneton

DONALD R. GARDNER[1][2] (63) of Calgary, Alberta, joined the Board of Directors of Esprit's predecessor company, Esprit Exploration Ltd., in May 2002 upon his retirement as Chief Financial Officer of the Company. Mr. Gardner has continued as a member of the Trust's Board of Trustees since the reorganization. Mr. Gardner's career includes positions as Senior Vice President and Chief Financial Officer of Rigel Energy Corporation and Treasurer of Alberta Energy Company Ltd.

Mr. Gardner obtained a Bachelor of Commerce degree from the University of Alberta in 1964 and a Master of Science degree in Business Administration from the University of British Columbia in 1973. Mr. Gardner also serves on the Board of Directors of Intermap Technologies Corporation and Canadian Spirit Resources Inc.

Holds 52,379 Trust Units[4]
6,998 Exchangeable Shares[3]

DOUGLAS W. PALMER[1][2] (50) of Calgary, Alberta, joined Esprit Energy Trust's Board of Trustees in February 2005. Mr. Palmer served on the board of Calpine Natural Gas Trust from 2003 to February 2005. Prior to this, Mr. Palmer was Chief Executive Officer at Numac Energy from 1998 to 2001. Mr. Palmer worked at Norcen Energy Resources Ltd. from 1978 to 1998 in various positions, including his final position as Senior Vice President and Chief Operating Officer.

Mr. Palmer holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Holds 15,000 Trust Units

JOHN E. PANNETON[2] (65) of Toronto, Ontario, has been a member of the Board of Directors of Esprit Energy's predecessor companies, since 1998. Mr. Panneton has continued as a member of the Trust's Board of Trustees since the reorganization and is currently the Chairman of the Human Resources and Corporate Governance Committee. In 1998 he joined Dundee Securities Corporation as Vice Chairman and President. In 2003, Mr. Panneton joined Goodman Private Wealth Management as President and continues to serve as Vice Chairman of Dundee Securities. Prior to joining Dundee Securities, Mr. Panneton held various positions including Vice Chairman of McCarvill Corporation and President and Chief Executive Officer of CIBC Investment Management Corporation.

Mr. Panneton holds a Bachelor of Commerce degree from Sir George Williams University (now Concordia University) and serves as a director for Viceroy Homes Limited.

Holds 25,277 Trust Units



W. Mark Schweitzer



Eric L. Schwitzer



D. Michael G. Stewart

W. MARK SCHWEITZER[1] (44) of Calgary, Alberta, joined Esprit Energy Trust's Board of Trustees in February 2005 and is the Chairman of the Audit Committee. Mr. Schweitzer is the Executive Vice-President and Chief Financial Officer of Superior Plus, the wholly-owned subsidiary of the Superior Plus Income Fund. Mr. Schweitzer has held the position of Chief Financial Officer of Superior Plus and its subsidiaries for the past 12 years. From 1994 to 1998, Mr. Schweitzer also held the position of Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. the former parent company of Superior Plus. Prior to 1994, Mr. Schweitzer held senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda. Prior to joining Noranda in 1988, he held various audit responsibilities with Ernst and Young in Toronto.

Mr. Schweitzer has a Bachelor of Commerce degree from Queens University and is a member of the Canadian Institute of Chartered Accountants.

Holds 16,250 Exchangeable Shares[3]

ERIC L. SCHWITZER[1][2] (54) of Vancouver, British Columbia, joined Esprit Energy Trust's Board of Trustees in October 2004. Mr. Schwitzer is the Managing Partner of Enterprise Capital Management Inc., an investment management company. Prior to this, Mr. Schwitzer held the position of Senior Vice President, Strategic Development, at Westcoast Energy Inc. Prior to August 1999, Mr. Schwitzer was Managing Director of Scotia McLeod Inc. a wholly-owned subsidiary of the Bank of Nova Scotia.

Mr. Schwitzer holds a Bachelor of Science degree in Mathematics from McGill University, a Master of Science degree in Management from the Massachusetts Institute of Technology and is a Chartered Business Valuator. He also serves as a trustee and lead director of Versacold Income Fund and several other companies.

Holds 10,000 Trust Units

D. MICHAEL G. STEWART[1][2] (54) of Calgary, Alberta, joined the Board of Directors of Esprit Energy's predecessor company in May of 2002. At the time of the reorganization, Mr. Stewart was appointed to the Chair of the Board of Trustees for the Trust. Mr. Stewart is the principal of the privately held Ballinacurra Group of investment companies and has been active in the Canadian energy industry for over 30 years. He graduated from Queen's University in 1973 with a Bachelor of Science with Honours degree in Geological Sciences. During the 1993 to 2002 period, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. Mr. Stewart sits on the Board of Directors of a number of public and private companies.

Holds 5,750 Trust Unit[5]
15,000 Exchangeable Shares[3]

EXECUTIVE BOARD MEMBERS Stephen J. Savidant, Esprit's President and Chief Executive Officer and Stephen B. Soules, Excecutive Vice President and Chief Financial Officer are also members of Esprit's Board of Trustees.

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Corperate Governance Committee.

(3) Each Exchangeable Share could be exchanged for 1.19495 trust units based on the February exhange ratio. The exchange ratio increases each month reflecting the cash distribution not paid on Exchangeable Shares. All Exchangeable Shares that remain outstanding on October 1, 2007 will automatically be exchanged for trust units at the exchange ratio in effect on such date.

(4) Includes 2,033 trust units held by Mr. Gardner's spouse.

(5) Includes 2,000 units held by Mr. Stewart's spouse.

One hundred percent of Esprit's reserves were evaluated by external independent reserves evaluators, GLJ Petroleum Consultants Ltd. (GLJ), at the end of 2005, as they have been since 2001. The following table summarizes Esprit's reserve estimates at 2004 and 2005 and is prepared in compliance with the reporting guidelines of the Canadian Securities Administrators' National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"). Under NI 51-101, the best estimate for reserve balances and additions is the proved plus probable category.

RESERVES SUMMARY AT DECEMBER 31, 2005

Company interest [1] based on forecast pricing and costs

	Natural Gas (bcf)	Oil (mbbls)	Natural Gas Liquids (mbbls)	Oil Equivalent 2005 (mboe)	Oil Equivalent 2004 (mboe)
Proved producing	198.8	4,378	4,696	42,202	30,567
Proved developed non-producing	11.4	95	235	2,235	1,728
Proved undeveloped	25.9	265	989	5,564	5,879
Total proved	236.1	4,738	5,920	50,001	38,174
Probable	76.6	2,203	1,758	16,742	11,202
Total proved plus probable	312.7	6,941	7,678	66,743	49,376

(1) Company Interest reserve volumes include working interest plus royalty interests attributable to Esprit

2005 RESERVES BY PRODUCT



	(mboe)
Natural gas	52,124
Natural gas liquids	7,678
Oil	6,941
Total	66,743

2005 RESERVES BY CATEGORY



	(mboe)
Proved producing	42,202
Proved developed non-producing	2,235
Proved undeveloped	5,564
Total proved	50,001
Probable	16,742
Total proved plus probable	66,743

NET PRESENT VALUE OF CASHFLOWS

(based on forecast pricing and costs)

Esprit's reserves were evaluated effective December 31, 2005 using GLJ's January 1, 2006 price forecast. Cash flows are prior to income taxes and general and administrative expenses. Undeveloped land values are not included. Well abandonment costs for wells with reserves have been included. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment expenses have not been included. The net present values shown below do not necessarily represent the fair market value of the reserves.

	Present Value Discounted		
Future Net revenue ($ millions)	0%	10%	12%
Proved producing	1,099.3	703.8	663.4
Proved developed non-producing	50.5	34.7	32.7
Proved undeveloped	109.1	45.7	39.4
Total proved	1,258.9	784.2	735.5
Probable	423.6	167.2	147.4
Total Proved plus probable	1,682.5	951.4	882.9

PRICE FORECAST ASSUMPTIONS

The pricing assumptions used by GLJ in determining Esprit's reserves are summarized in the following table:

As at January 1, 2006	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)
2006	57.00	66.25	10.60
2007	55.00	64.00	9.25
2008	51.00	59.25	8.00
2009	48.00	55.75	7.50
2010	46.50	54.00	7.20
2011	45.00	52.25	6.90
2012	45.00	52.25	6.90
2013	46.00	53.25	7.05
2014	46.75	54.25	7.20
2015	47.75	55.50	7.40
2016+	48.75	56.50	7.55
Escalate thereafter at	+2.0% per year	+2.0% per year	+2.0% per year

RESERVE RECONCILIATION – COMPANY INTEREST [1]

	Gas (bcf)	Oil (mbbl)	Natural Gas Liquids (mbbl)	Total Oil Equivalent (mboe)
PROVED PRODUCING				
Reserves at December 31, 2004	157.4	350	3,986	30,567
Additions	11.3	364	223	2,484
Revisions	(0.8)	114	287	256
Net Additions	10.5	478	510	2,740
Acquisitions	56.4	4,156	731	14,284
Total additions	66.9	4,634	1,241	17,024
Production	(25.5)	(606)	(531)	(5,389)
Reserves at December 31, 2005[2]	198.8	4,378	4,696	42,202
TOTAL PROVED				
Reserves at December 31, 2004	196.4	430	5,009	38,174
Additions	6.4	364	69	1,500
Revisions	(2.7)	91	632	266
Net Additions	3.7	455	701	1,766
Acquisitions	61.5	4,459	741	15,450
Total Additions	65.2	4,914	1,442	17,216
Production	(25.5)	(606)	(531)	(5,389)
Reserves at December 31, 2005[2]	236.1	4,738	5,920	50,001
TOTAL PROVED PLUS PROBABLE				
Reserves at December 31, 2004	254.7	530	6,391	49,376
Additions	8.7	672	101	2,223
Revisions	(4.9)	82	832	96
Net Additions	3.8	754	933	2,319
Acquisitions	79.7	6,263	885	20,437
Total additions	83.5	7,017	1,818	22,756
Production	(25.5)	(606)	(531)	(5,389)
Reserves at December 31, 2005[2]	312.7	6,941	7,678	66,743

(1) Company Interest reserve volumes include working interest plus royalty interests attributable to Esprit.

(2) Includes 236 mboe reserves on a total proved basis and 388 mboe reserves on a total proved plus probable basis attributable to Ante Creek which was disposed of effective December 15, 2005 and closed in January 2006.

RESERVE LIFE INDEX

Reserve life index is a measure of the longevity of reserves. It is calculated by dividing the total reserves by the annual production rate. The result is the number of years that the reserves base could continue to produce at its current rate. In reality, production levels tend to decline over time and production may continue for a significantly longer time but at lower than current rates.

Esprit's reserve life of 10.7 years is very competitive with its peers. The Trust believes that this quality asset base will provide a solid platform for sustainability.

	2005[1]	2004
Reserve Life Index (years)		
Proved producing	6.8	7.5
Total proved	8.0	9.4
Total proved plus probable	10.7	12.1

(1) 2005 reserve life index is calculated using the midpoint of the 2006 production guidance of 17,050 boe per day

RESERVE REPLACEMENT RATIO

Reserve replacement ratio is a measure of the magnitude of reserve additions. It is calculated by dividing the net reserve additions in the past year by the annual production rate. A company's reserve balance will decline if it does not add as many reserves as it produced during the year. A reserve replacement ratio of at least 100 percent means the company is at minimum maintaining its reserve base. Esprit's reserve replacement in 2005 was 422 percent on a proved plus probable basis. The Trust added reserves through the development of its existing asset base and through acquisitions.

	2005	2004
Reserve Replacement Ratio (percent)		
Proved producing	316	121
Total proved	319	110
Total proved plus probable	422	104

CAPITAL EXPENDITURES

In 2005, capital expenditures on exploration and development activites was $79.4 million. In addition, Esprit spent $107 million cash and issued 24.1 million new units from treasury, valued at $301.3 million, on the acquisition of Resolute Energy Inc. The breakdown of Esprit's capital expenditures during the year is shown below:

	$ thousands
Drilling and completions	48,657
Plant and facilities	23,369
Land and lease	3,905
Capitalized G & A	3,452
Total exploration and development	79,383
Office and computer assets	623
Property dispositions	(278)
Total capital before corporate acquisitions	79,728
Corporate acquisitons per Statement of Cash Flows	107,205
Fair value of trust units issued on acquisiton of Resolute Inergy Inc.	301,332
Total acquisiton costs	408,537
Total capital and acquistion costs	488,265

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Finding and development costs are a measure of the cost effectiveness of the Trust and represent the cost to find, develop or acquire reserves. It is expressed on a cost per barrel of oil equivalent basis.

In 2005, Esprit added 1,766 mboe of proved reserves and 2,319 mboe of proved plus probable reserves through drilling activities, spending $79.4 million in capital expenditures. During the year, the Trust completed three strategic, acquisitions; Resolute Energy Inc., Markedon

Energy Ltd. and Monroe Energy Inc. These transactions added proved reserves of 15,450 mboe and proved plus probable reserves of 20,437 mboe and accounted for $408.5 million in total acquisition costs.

	2005			2004[3]		
	Capital Expenditures ($000s)	Proved[1] ($/boe)	Proved plus Probable[1] ($/boe)	Capital Expenditure ($000s)	Proved[1] ($/boe)	Proved plus Probable[1] ($/boe)
Finding and development costs[2]	79,383	41.46	34.58	72,039	16.23	17.67
Acquisitions/disposition	408,537			(37,644)		
Finding, development and acquisition costs[4]	487,920	27.98	21.48	34,395	7.98	8.92

(1) Includes future development capital and revisions

(2) Excludes non-operational capital of approximately $623,000 (2004 $152,000)

(3) 2004 figures reflect Trust assets only

(4) Excluding reserves and including disposition proceeds on Ante Creek properties sold in 2005, FD & A costs would be $20.78 per boe on a proved plus probable basis and $26.96 per boe on a proved basis

	2005 Proved	2005 Proved plus Probable	2004 Proved	2004 Proved plus Probable
Drilling additions net of revisions (mboe)	1,766	2,319	4,513	4,237
Total additions including acquisitions and dispositions (mboe)	17,216	22,756	4,460	4,172
Future development capital ($ thousands)[1]				
January 1, 2006	61,948	96,710		
January 1, 2005[2]	68,116	95,913	48,409	70,763
January 1, 2004			47,209	67,947
Increase /(Decrease)	(6,168)	797	1,200	2,816

(1) Discounted at 10 percent

(2) 2005 future development capital adjusted for future development capital on reserves acquired during 2005.

RECYCLE RATIO

A recycle ratio is another measure of the cost effectiveness of the Trust and represents value created for each dollar invested towards adding reserves. It takes into account the actual price received for production, along with actual operating costs and royalty expense. It is calculated by dividing the operating netback by the finding, development and acquisitions costs. In 2005, Esprit's recycle ratio was 1.5 on a proved plus probable basis meaning that the Trust realized operating income of one and a half times that invested in adding reserves.

	2005 Proved	2005 Proved plus Probable	2004 Proved	2004 Proved plus Probable
Operating netback[1] ($/boe)	32.11	32.11	25.07	25.07
Finding, development and acquisition costs ($/boe)	27.98	21.48	7.98	8.92
Recycle ratio (times)	1.15	1.49	3.14	2.81

(1) 2004 operating netback is the annualized Q4 2004 netback

Energy commodity prices can fluctuate dramatically with changes caused by world events, weather conditions, supply disruptions and variations in demand. By using price risk management tools, we aim to limit the volatility in our cash flow and in turn bring as much stability as possible to our cash distributions. The impact of our risk management program also flows through to our balance sheet.

Esprit uses a selection of hedging tools to achieve its risk management goals. These tools are selected with the objective of reducing our downside exposure while still allowing us to participate in much of the upside potential of higher commodity prices. As natural gas makes up approximately 70 percent of our production, we focus our risk management program around reducing our sensitivity to fluctuations in natural gas prices.

Our risk management tools include the use of:

- Fixed price contracts – generally no more than one year out
- Floors – limited to no more than 25 percent of production
- Collars – to be utilized over a two year period

All contracts in our risk management program are transacted with counter parties with investment grade credit ratings.

The Risk Management team works within guidelines and a portfolio structure approved by the Board. Generally, the Trust expects to hedge 25-35 percent of its natural gas production but may utilize price risk management tools to optimize prices on larger volumes over short periods. In the case of a material acquisition, we may consider using hedges on a larger portion of the acquired production to lock in the transaction economics for up to two years.


C$ per GJ/US$ per mmbtu
8.0
7.2
6.4
5.6
4.8
4.0
3.2
2.4
1.6
0.8
0.0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
60
54
48
42
36
30
24
18
12
6
0
US$ per bbl

HISTORICAL OIL AND GAS PRICES
- AECO (C$ per GJ)
- Nymex (US$ per mmbtu)
- WTI (US$ per bbl)

At Esprit Energy Trust, we are committed to the health, safety and well-being of all of our employees, contractors and suppliers as well as residents in the communities where we live and work.

We are extremely proud of our safety record as well as our employees' dedication and recognition of their responsibility to maintain a safe working environment. Esprit has certification from Alberta Partnerships in Injury Reduction. In 2004, we were presented with the Work Safe Alberta 2004 Best Safety Performer award for exceptional performance in workplace health and safety. This is an initiative managed by Alberta Human Resources and Employment. We were one of 343 companies recognized among 128,000 eligible for this award.

As Esprit's operations expand, we ensure that all employees understand the significance of operating in a responsible and safe manner. To achieve this, we continuously improve our policies, standards and operating procedures. This is complemented by training, education and awareness programs in order to help employees achieve consistent performance in this area.

Esprit has also been a proponent of the Canadian Association of Petroleum Producers (CAPP) Stewardship program for many years due to our commitment to excellent environmental performance, protecting the public and worker safety. Esprit was presented with the Platinum Level award by CAPP in 2005.

Public engagement is another key element of Esprit's approach. We regularly meet with various community groups to discuss issues that may affect them. We strongly believe that education and a transparent approach is essential to building a strong working relationship with communities.

In support of the environment, health and safety, Esprit also maintains an active well abandonment and site restoration program, performs third party safety and environmental audits, adheres to an asset integrity program, and has a comprehensive assessment program to address future liabilities.

COMMUNITY INITIATIVES

Esprit is working together with communities in rural Alberta to safely and responsibly develop the province's resources.

We are committed to playing an active role in the communities in which we operate, and promoting a constructive working relationship with local residents. Most of our field employees live and work in these areas and are actively involved in sports programs, school initiatives and everyday community activities. We consider them our best ambassadors for the Trust.

Esprit contributes financially to over 30 educational and sports groups in our areas of operation. Our Community Affairs group believes in supporting as many of these groups as possible, being part of the community. We support Fire Prevention and Drug Awareness programs in elementary schools and contribute office supplies and computers through our "Donated Computer Program". Our staff and land agents actively support the Olds College Land Agents program and Land Administration program through scholarships, involvement with the Land Agents Advisory Board and participation in class seminars.

The Trust also contributes to over 50 institutions and charities in the Calgary area including Mount Royal College, Alberta Children's Hospital, STARS Foundation, Calgary Homeless Foundation and Hull Family Services. The Esprit team enthusiastically participated in this year's United Way Campaign in Calgary. Together, Esprit and its Calgary-based employees and contractors raised over $143,000 for the United Way.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of February 15, 2006.

The following management's discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 (contained in this annual report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principals ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following are descriptions of non-GAAP measures used in this MD&A:

"Cash flow" equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

"Net debt" equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

"Net debt to cash flow ratio" equals the net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

"Operating netback" equals total revenue per boe less royalties per boe and operating costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.

"Payout ratio" equals distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.

"Finding and development costs" equal exploration and development capital expenditures plus the change in future development costs divided by reserve additions (including reserve revisions). Finding and development costs are used by management as a measure of the cost effectiveness of the Trust.

"Finding, development and acquisition costs" equal capital expenditures plus the change in future development costs divided by reserve additions (including acquisitions and reserve revisions). Finding, development and acquisition costs are used by management as a measure of the cost effectiveness of the Trust.

This MD&A contains forward-looking or outlook information with respect to the Trust. Certain information regarding Esprit Energy Trust including management's assessment of

OIL AND NATURAL GAS REVENUE

Oil and natural gas revenue for the fourth quarter of 2005 was $104.8 million, an increase of $21.8 million over the third quarter of 2005 and up $60.4 million from $44.4 million in the last quarter of 2004. This increase was due largely to a six percent increase in production volumes over the third quarter and a 60 percent increase in production volumes over the same quarter of the prior year. Also, the Trust saw a significant increase in overall commodity prices received. Higher production volumes and commodity prices contributed approximately $6 million and $16 million respectively to increased revenue over the third quarter of 2005.

PRODUCTION

	Three months ended					Year ended	
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Natural gas (mcf/d)	79,494	55,920	79,056	65,709	54,963	69,898	62,162
Natural gas liquids (bbl/d)	1,725	1,436	1,424	1,357	1,310	1,455	1,324
Oil (bbl/d)	2,840	405	2,159	1,216	394	1,660	540
Total (boe/d)	17,814	11,161	16,759	13,525	10,864	14,765	12,225
Natural gas	74%	83%	79%	81%	84%	79%	85%
Natural gas liquids	10%	13%	8%	10%	12%	10%	11%
Oil	16%	4%	13%	9%	4%	11%	4%
Total	100%	100%	100%	100%	100%	100%	100%

The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing approximately 16 percent of total production for the quarter ended December 31, 2005.

Fourth quarter natural gas production averaged 79.5 million cubic feet ("mmcf") per day, a 42 percent increase compared to the fourth quarter of 2004 of 55.9 mmcf per day and up marginally over average production of 79.1 mmcf per day in the prior quarter. The increase in natural gas production over the fourth quarter of 2004 is primarily due to the volumes contributed by the Resolute Energy assets which were acquired in April of 2005. In the fourth quarter, natural gas comprised 74 percent of Esprit's production as compared to an average of 83 percent in the fourth quarter of 2004. The proportion of natural gas production has decreased as a result of Esprit's acquisition of two, mainly oil producing private companies – Markedon Energy and Monroe Energy – in August 2005.

Fourth quarter average natural gas liquid production was 1,725 bbls per day, compared to 1,436 bbls per day in the same quarter of 2004 and 1,424 bbls per day in the third quarter. The increase in liquids production over the prior year is largely due to the volumes contributed by the Resolute acquisition. The increase over the third quarter reflects low liquids inventories at the start of the third quarter as storage tanks were emptied in preparation for the scheduled maintenance at Olds in June. Also, new liquids rich gas production was brought on at Olds in the fourth quarter. Natural gas liquids ("NGLs") as a percentage of total production, decreased to 10 percent compared to 13 percent in the fourth quarter of 2004 also as a result of the acquisitions in August of 2005.

Fourth quarter oil production averaged 2,840 bbls per day, a 2,435 bbls per day increase over the same period of 2004 and a 681 bbls per day increase over the previous quarter. The increase is mainly due to volumes contributed by the acquisitions of Markedon Energy and Monroe Energy, which were both largely oil producers, and positive drilling results in the Berry area. Oil accounted for 16 percent of Esprit's production in the fourth quarter, as compared to four percent in the fourth quarter of 2004.

PRICES AND PRODUCT MARKETING

In the fourth quarter of 2005 the Company's marketing activities resulted in an average realized natural gas price, net of transportation and hedging costs of $10.87 per thousand cubic feet ("mcf") as compared to $8.50 per mcf in the prior quarter and $6.99 per mcf in the fourth quarter of 2004. Spot natural gas prices were volatile during the quarter, reaching a high on December 13 of $14.57 per gigajoule ("GJ") at AECO, at which point prices dropped throughout the remainder of the quarter. Including oil and NGLs, the Trust's realized overall commodity price in the fourth quarter was $63.93 per boe, as compared to $43.26 per boe for the same period in 2004 and $53.85 in the prior quarter. Oil prices dropped through the first half of the quarter, reaching a low of US$55.72 WTI per bbl, before increasing to a closing price for the quarter of US$57.76 WTI per bbl. Higher commodity prices accounted for $21 million of the increase in fourth quarter revenue over the prior year.

OPERATING COSTS

	Three months ended					Year ended	
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Operating costs ($ thousands)	14,838	8,322	14,488	10,412	7,412	47,149	35,092
Operating costs ($ per boe)	9.05	8.10	9.40	8.46	7.58	8.75	7.84

Fourth quarter operating costs were $14.8 million, or $9.05 per boe, as compared to $14.5 million, or $9.40 per boe in the prior quarter, and $8.3 million, or $8.10 per boe in the same quarter of the prior year. Fourth quarter operating costs are higher than expected due to a number of factors; most significantly, increased electricity costs and high inflation costs in the oil and gas services sector.

CAPITAL EFFICIENCY

Esprit's finding, development and acquisition ("FD&A") costs for 2005, including reserve revisions and future development capital, were $20.78 per boe proved plus probable ($26.96 on a proved basis). Esprit acquisition costs were approximately $409 million and the capital program, excluding acquisitions, was $79 million. For the purpose of calculating FD&A costs, the cost of Resolute was $308 million representing the value of trust units issued and net debt assumed at the time of closing. In calculating FD&A cost, Esprit has removed Ante Creek year-end reserves and included consideration received for the disposition in January 2006. If Ante Creek was included in the calculation, the FD&A cost would be approximately $21.48 per boe proved plus probable and $27.98 per boe proved.

Esprit's F&D costs, excluding acquisitions but including reserve revisions and future development capital, were $34.58 per boe proved plus probable and $41.46 per boe proved. The main reasons for this poor performance were the disappointing drilling results experienced at Olds during the first three quarters of 2005 and the significant amount of capital improvements made ($7 million) during the Olds plant maintenance shutdown. The last shutdown was 2002 and the next is planned for 2009. While it is too early to represent a trend, the fourth quarter of 2005 drilling results, particularly at Olds and Berry, were very encouraging. Esprit believes it will achieve industry competitive F&D costs in 2006.

Another measure of capital efficiency used in the industry is the capital cost incurred to bring on incremental (new) production. Esprit estimates this metric at $29,000 per flowing boe added in 2005.

OPERATIONS

A regularly scheduled triennial turnaround of the Olds plant occurred in the second quarter of 2005. During the turnaround, work was completed to improve the plant's ability to handle electrical power disruptions and the handling of 'slugs' of liquid hydrocarbons that occasionally enter the plant in the natural gas stream. The successful turnaround has improved the plant's operational reliability and is expected to allow the plant to operate for a further four years until the next turnaround now scheduled to occur in 2009.

ACQUISITIONS AND DISPOSITIONS

On April 29, 2005, through a plan of arrangement, Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares traded on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction, the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded company (Cordero Energy Inc.) the shares of which were issued to the former shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have diversified the Trust's production base both in terms of geography and production. The assets acquired were predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet natural gas production from 29 percent to 55 percent of its total natural gas production. An additional 13.3 mmboe of proved reserves and 16.6 mmboe of proved plus probable reserves have been added to Esprit's year end 2005 asset base as a result of this acquisition.

On August 9, 2005, Esprit acquired Markedon Energy Ltd. and Monroe Energy Inc., two privately-held Calgary-based oil and gas companies. Esprit acquired all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.5 million. The total value of the transaction, including the related acquisition costs of $1.7 million, was approximately $100.2 million. The two acquisitions represent 3.8 mmboe of proved plus probable reserves of which 2.1 mmboe are proved.

On January 25, 2006, the Trust closed the sale of its Ante Creek properties for $16.0 million cash consideration and interests in properties at Manyberries and Three Hills.

FINANCING

To fund the August 9th acquisitions, Esprit issued $100 million of extendible convertible unsecured subordinated debentures ("the Debentures"). The Debentures have a coupon rate of 6.5 percent, payable semi-annually in arrears, and a maturity date of December 31, 2010. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. The offering closed on July 28, 2005. The convertible debentures of the Trust trade on the TSX under the trading symbol "EEE.DB".

RECLASSIFICATION OF A AND B UNITS

On its conversion to a trust on October 1, 2004, Esprit had a dual class A/B trust unit structure. The dual class trust unit structure was created in response to proposed legislative announcements made by the Minister of Finance relating to the restriction of foreign ownership of mutual fund trusts. Subsequently, the Minister announced his intention to defer the implementation of that legislation. On June 2, 2005 Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A trust units and Class B trust units were reclassified into a single class of trust units. The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

OIL AND NATURAL GAS REVENUE

Year ended December 31,	2005	2004	2003
Oil and gas revenue ($ thousands)	287,834	184,649	170,078
Production Volumes			
Natural gas (mcf/d)	69,898	62,162	60,419
Natural gas liquids (bbls/d)	1,455	1,324	1,378
Oil (bbls/d)	1,660	540	554
Total (boe/d)	14,765	12,225	12,002
Average Sales Prices			
Natural gas ($/mcf)	8.67	6.68	6.46
Natural gas liquids ($/bbl)	62.75	53.68	44.49
Crude oil ($/bbl)	55.04	33.70	25.82

Oil and natural gas revenue for the year ended December 31, 2005 was $287.8 million compared to $184.6 million for 2004. The increase in revenue is due to increased production volumes from the acquisitions during 2005, partially offset by reduced revenue from the transfer of assets to ProspEx Resources Ltd. upon the formation of the Trust on October 1, 2004, downtime for the June 2005 Olds and Ram River (Blackstone) scheduled plant turnarounds and wet weather related operational issues in the second quarter of 2005. Also contributing greatly to the increase in revenues was a 29 percent overall increase in commodity prices received by the Trust compared to 2004. Compared to 2004, increased production accounted for $49.3 million of the higher revenue while commodity prices accounted for approximately $53.9 million of the increase. Of the production contribution, $13.6 million was from properties acquired in the Resolute acquisition and $1.9 million was from the Markedon and Monroe acquisitions.

PRODUCTION

Year ended December 31,	2005	2004	2003
Gas (mcf/d)	69,898	62,162	60,419
NGL (bbls/d)	1,455	1,324	1,378
Oil (bbls/d)	1,660	540	554
Total (boe/d)	14,765	12,225	12,002

Total equivalent production for 2005 of 14,765 boe per day represents a 21 percent increase over 2004 production of 12,225 boe per day. The majority of the increased production volumes were due to the acquisitions made during the year, however, the increase was partially offset by decreased production due to the transfer of properties to ProspEx at the end of the third quarter of 2004.

Esprit's full year average natural gas production of 69.9 mmcf per day reflects a 12 percent increase over 2004 natural gas production of 62.2 mmcf per day. The production increases were due to the acquisitions as well as the tie-in of new wells in the Olds, Saskatchewan, High River, Three Hills, Berry and Swalwell areas. Offsetting the production increases were natural declines and the loss of production from properties that were transferred to ProspEx. Production was also negatively impacted by shutdowns for the scheduled major plant maintenance at Olds and Ram River (Blackstone) and unanticipated operational delays related to wet weather which were experienced in the second and third quarters of 2005.

Average NGL production of 1,455 bbls per day is up 10 percent from NGL production during 2004 of 1,324 bbls per day. Natural gas liquids for 2005, as a percentage of total natural gas production, were 13 percent, which is approximately equal to 2004.

In 2005, oil production averaged 1,660 bbls per day, an increase of 207 percent compared to 2004. The increase in oil production is largely due to the acquisition of Markedon and Monroe which were both predominantly oil producers.

Looking forward to 2006, total production is expected to average between 16,750 to 17,350 boe per day. Approximately 70 percent of the production is expected to be natural gas. The Trust expects to be able to maintain stable production levels in 2006 through exploitation of its undeveloped land base and internally generated drilling prospects.

In early 2006, Esprit assembled a full-time business development team charged with the mandate of expanding Esprit's production base through acquisitions or other joint venture opportunities.

PRICES AND PRODUCT MARKETING

The 2005 average realized gas price net of transportation and hedging costs was $8.67 per mcf ($7.91 per GJ) as compared to $6.68 per mcf during 2004, a 30 percent increase. The Alberta Reference Price for 2005 was $7.84 per GJ. It is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. Canadian gas prices were driven higher in concert with the U.S. based NYMEX gas price increases which were largely caused by hot weather in the summer and supply interruptions caused by an active hurricane season, most significantly, hurricane Katrina.

The average NGL price received for the year was $62.75 per bbl compared to $53.68 per bbl in 2004, a 17 percent increase.

The 2005 average realized oil price was $55.04 per bbl compared to $33.70 per bbl for 2004, a 63 percent increase. Ongoing supply and demand uncertainty was elevated as oil production was significantly effected by the active hurricane season and continued geopolitical events throughout the year.

Cash flow is directly impacted by the volatility of commodity prices. As part of its risk management strategy, Esprit enters into commodity price derivative contracts to provide downside price protection. In 2005, hedging costs for natural gas and oil were $5.1 million, or $0.95 per boe.

Currently, for the remainder of 2006, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. In the event that prices rise above the price specified in the contract, Esprit will be unable to capture the associated incremental revenue. An additional five percent of natural gas volumes are protected via collars, which provide downside price protection but also remove the benefit of prices above a specified level. Approximately 22 percent of oil volumes are hedged via a fixed price contract. If all of Esprit's contracts were closed out on December 31, 2005, the loss resulting from the settlement would have been approximately $6.0 million. At February 14, 2006, the gain that would have resulted from closing all of Esprit's contracts was approximately $10.0 million.

Energy commodity prices can fluctuate due to changes in the geopolitical environment, weather conditions, supply disruptions and other variations in supply or demand. The Trust uses commodity price hedges to partially limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees meets with management at least quarterly to review the Trust's hedging strategy and the hedges in place. In the case of a material acquisition, the Trust will consider using hedges on a larger portion of the acquired production to partially lock in the transaction economics.

OPERATING COSTS

Year ended December 31,	2005	2004	2003
Operating Costs ($ thousands)	47,149	35,092	27,781
($/boe)	8.75	7.86	6.34

Esprit's full year 2005 operating costs were $47.1 million or $8.75 per boe compared to $35.1 million or $7.86 per boe for the full year of 2004. The increase in operating costs in 2005 was due to a number of factors including significant increases in electricity costs along with cost inflation in the oil and gas services sector. Esprit's operating costs were also impacted by costs related to the major maintenance turnaround at Olds and weather related problems in the second and third quarters.

Looking forward, Esprit expects that with the maintenance work conducted at the Olds plant, along with other cost mitigation efforts, its 2006 operating costs will average $8.50 per boe.

ROYALTIES

Royalty expense of $67.6 million for the full year of 2005 increased from the prior year's royalty expense of $44.5 million in proportion with revenue. The total royalties as a percentage of revenue in each year were approximately 24 percent. The royalty rate for 2006 is not expected to change from that level.

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization ("DD&A") expense in 2005 was $74.8 million, or $13.88 per boe, up from $44.9 million, or $10.06 per boe, in 2004. Other than increased production, the increase in DD&A expense is a result of a number of factors including the acquisitions completed during the year and the addition of reserves at costs higher than Esprit's historic average. The DD&A rate is expected to continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE EXPENSES

Annual net general and administrative expenses increased 61 percent to $8.1 million in 2005 from $5.0 million in 2004. Per unit general and administrative expenses for the full year were $1.49 per boe compared to $1.12 per boe in 2004. The increased administrative costs in the year resulted from a number of factors including integration costs related to the acquisitions, costs related to complying with new corporate governance and financial reporting regulations and requirements and an increasingly competitive environment for human resources. These latter two factors are expected to put continued upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.85 per boe in 2006.

INTEREST AND FINANCING COSTS

Interest expense in 2005 of $8.3 million is up 159 percent from $3.2 million in the prior year due to the increase in average bank debt compared to 2004 and an increase in the average interest rate experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.6 percent in 2005 compared to 3.4 percent in 2004. The increase in bank debt can be attributed to the assumption of debt on the acquisition of Resolute as well as the excess expenditures of Esprit's capital program and distributions over its cash flow.

In 2006, Esprit does not expect capital and distributions to exceed cash flow. Additionally, the $16 million cash proceeds of the Ante Creek disposition in January 2006 were applied against bank debt. As discussed previously, $100 million of unsecured subordinated convertible debentures were issued to fund the acquisitions of Markedon and Monroe.

Interest and financing charges relating to the convertible debentures in 2005 were $3.4 million comprised of 6.5 percent coupon interest payable, amortization of debenture issue costs and accretion of the debt portion of the debenture up to its face value. For a further discussion of the Debentures see the "Liquidity and Capital Resources" section below.

RESOLUTE PLAN OF ARRANGEMENT COSTS

The Trust paid $0.8 million in transaction bonuses and employee retention payments during the second quarter of 2005. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for 2005.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporation's tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust and ultimately paid to the unitholders in the form of distributions. This mechanism transfers the majority of the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the medium-term under current commodity prices.

NET EARNINGS AND CASH FLOW

Year ended December 31 ($ thousands except per unit amounts)	2005	2004	2003
Net earnings	74,452	28,099	38,779
Per unit – basic	1.31	0.70	0.97
Per unit – diluted	1.28	0.68	0.97
Cash flow	154,254	86,777	92,260
Per unit – basic	2.71	2.17	2.32
Per unit – diluted	2.53	2.11	2.31
Weighted average units – basic	56,869	40,023	39,805
– diluted	61,967	41,050	40,003
Cash distributions per unit – basic	1.71	0.42	–
Special payment per share	–	0.22	–

Net earnings for the year of $74.5 million were up 165 percent from 2004, largely due to increased production and higher commodity prices, offset by higher operating costs, royalties, general and administrative expenses, interest expense and depletion expense. The cause of the variances in these items is described in detail in earlier sections of this MD&A.

Cash flow for the year was $154.3 million, up $67.5 million, or 78 percent, from 2004. The increase is a result of the same items that impacted earnings and have been discussed in detail above.

CAPITAL EXPENDITURES

Year ended December 31 ($ millions)	2005	2004	2003
Exploration and development	79.4	122.4	110.6
Property dispositions	(0.3)	(37.6)	3.1
Office and computer assets	0.6	0.2	0.5
Total capital before corporate acquisitions	79.7	85.0	114.2
Corporate acquisitions per Statement of Cash Flows	107.2	–	–
Fair value of trust units issued on acquisition of Resolute Energy Inc.	301.3	–	–
Total acquisition costs	408.5	–	–
Total capital and acquisition costs	488.2	85.0	114.2

Total capital expenditures for 2005 include approximately $100 million associated with the Markedon and Monroe acquisitions and approximately $7.0 million in costs related to the Resolute acquisition. In addition, the Trust issued $301.3 million of trust units as part of the Resolute acquisition for total acquisition costs of $408.5 million. Net capital expenditures for the year of $186.9 million are up 120 percent from 2004. Excluding acquisition & disposition capital, Esprit's capital expenditures in 2005 were $80.0 million, $42.6 million less than in 2004. As a Trust, Esprit's capital spending is significantly less than a traditional exploration company, focusing on the development of existing assets. A total of 87 gross wells were drilled during the year. The majority of the development capital in 2005 was spent in the Olds, Berry, and Saskatchewan areas. Of the total capital spent in 2005, $48.7 million was spent on drilling and completions, $23.4 million on facilities and $4.0 million on land, with the remainder being capitalized general and administrative costs and office and computer assets.

Approximately 60 percent of the Trust's capital budget for 2006 of $63 million is directed towards drilling, with a further 25 percent to be spent on facilities.

In 2006, Esprit plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds' plans call for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas and totals approximately $17 million.

In the Berry/Winnifred area, the Trust plans to spend approximately $19 million in 2006 to drill 26 wells, five in the Richdale Banff pool and the remainder targeting Second White Specks and Mannville formations.

In the Peace River Arch area, the Trust expects to spend approximately $7 million to drill nine gross wells in 2006. These drilling plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunities that possess relatively higher volume potential with strong capital efficiency metrics.

In Saskatchewan, Esprit plans to spend approximately $6 million in 2006 to drill seven wells, two in Lashburn and five horizontal wells at Wauchope.

In Central Alberta in 2006, Esprit plans to spend approximately $2 million in capital, mostly on facilities de-bottlenecking, re-completions, optimizations and drilling two wells in the area.

In Southern Alberta in 2006, Esprit plans to spend approximately $1 million in capital, primarily in the High River area through the multi-well farm-out agreement expected to begin in the second quarter.

In 2006, Esprit will continue to pursue strategic acquisition opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude of any such transaction, Esprit has not made any provision for acquisitions in its 2006 capital budget.

LIQUIDITY AND CAPITAL RESOURCES

Year ended December 31 ($ thousands except ratios and units)	2005	2004
Bank debt	144,239	86,875
Working capital deficiency	20,785	16,138
Net debt (excluding debentures)	165,024	103,013
Convertible debentures	93,866	–
Net debt	258,890	103,013
Market value of Trust Units & exchangeable shares outstanding[(1)]	898,989	491,510
Total capitalization	1,157,879	594,523
Net debt (excluding debentures) to cash flow ratio	1.07	1.19
Net debt to cash flow ratio	1.68	1.19
Outstanding units	66,358	40,183

(1) Based on December 31, 2005 closing price.

On July 28, 2005 the Trust issued $100 million of 6.5 percent convertible unsecured subordinated debentures for proceeds of $96.0 million (net of issuance costs). The Debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per trust unit. The Debentures mature December 31, 2010, at which time they are due and payable. The net proceeds were used to fund the acquisitions of Markedon and Monroe.

The Debentures have been classified as debt on the balance sheet, net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion of the debt portion, the amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

Bank debt is comprised of the senior credit facility, net of any cash. The senior credit facility is a revolving term loan facility of $265 million and an operating facility of $15 million and is repayable in June 2007 if not extended.

The Trust's liquidity and capital requirements are fulfilled through cash flow and the existing credit facilities. At December 31, 2005, the Trust's net debt, excluding debentures, was $165.0 million composed of $144.2 million outstanding on its senior credit facility and a working capital deficiency of $20.8 million. This reflects a 1.07 times net debt (excluding debentures) to cash flow ratio. Net debt was $258.9 million and, in addition to the bank loans and working capital, includes $93.9 million of Debentures. This represents a 1.68 times total net debt to cash flow ratio. Esprit had $135.8 million of unused bank borrowing capability at the end of 2005, which provides Esprit the financial flexibility to pursue growth opportunities. The senior credit facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's cash flow, distributions and capital program. Bank debt in 2006 is projected to decrease as the 2006 capital program and cash distributions are expected to be less than cash flow. Also, the $16 million of cash proceeds from Esprit's Ante Creek disposition in January 2006 were applied to reduce debt. The credit facility, together with cash flow, is expected to be sufficient to meet Esprit's near term capital requirements and provides significant financial flexibility.

OUTSTANDING TRUST UNIT DATA

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. As at February 14, 2006, the Trust had 66,344,686 trust units and 460,207 exchangeable shares outstanding. 543,481 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at January 16, 2006. During 2005, a total of 1,581,877 exchangeable shares were exchanged for trust units.

During the period January 1, 2005 to December 31, 2005, the trust units traded in the range of $10.95 to $15.66 with an average daily trading volume of approximately 242,667 units.

In July 2005, Esprit issued $100 million of extendible convertible unsecured subordinated debentures.

The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. At February 14, 2006, 6.9 million trust units were issuable on the remaining outstanding Debentures.

The Trust established a Performance Unit Incentive Plan concurrent with the reorganization into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Performance units vest over a period of one to three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers. The Trust granted 464,651 performance units (net of cancelled performance units) during the year which also represents the total number of performance units outstanding at December 31, 2005. The Trust recorded compensation expenses of $2.6 million in 2005, based on the estimated fair value of the performance units on the date of grant. The maximum number of trust units issuable on conversion of the performance units is 979,302 units.

CASH DISTRIBUTIONS

Cash distributions to unitholders are at the discretion of the Board of Trustees and can fluctuate depending on cash flow. The Trust believes that a current payout ratio of 50 to 60 percent is appropriate based on the current commodity price environment and the Trust's ongoing capital needs and capital structure. The Trust's capital program is financed from cash flow and additional drawdowns on the bank facility if required. The key drivers of Esprit's cash flow are commodity prices and production. Since the Trust's production is heavily weighted to natural gas (79 percent in 2005), natural gas prices have a significant effect on its cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first nine months of 2005 at $0.14 per unit per month and had been at that level since the Trust's inception in October 2004. On September 28, 2005, Esprit announced its October distribution at $0.15 per unit, representing a $0.01 per unit increase. Distributions have maintained at this level since that date. In 2005, Esprit paid out 63.1 percent of its cash flow as distributions to its unitholders.

Esprit pays distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the following business day where the 15th falls on a weekend or statutory holiday.

It is expected that approximately 20 percent of the 2006 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2005, 65.28 percent of the distributions made in 2005 were dividends that were "Qualifying Dividends". The remaining 34.72 percent was a tax-deferred reduction to the cost of the units for tax purposes.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2005:

($ thousands)	2006	2007	2008	2009	2010	Thereafter
Bank loan	–	144,316	–	–	–	–
Convertible debentures	–	–	–	–	95,850	–
Pipeline transportation	2,090	1,482	1,182	–	–	–
Operating leases	362	403	435	443	479	–
Software licenses	562	–	–	–	–	–
	3,014	146,201	1,617	443	96,329	–

The bank loan may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's bank loan are described in the section of the MD&A entitled "Liquidity and Capital Resources".

The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.

OFF BALANCE SHEET ARRANGEMENTS AND VARIABLE INTEREST ENTITIES

The Trust has no off-balance sheet financing arrangements. The Trust does not have any variable interest entities.

RELATED PARTY TRANSACTIONS

The Trust has not been involved with any related party transactions.

ACCOUNTING POLICIES

CRITICAL ACCOUNTING POLICIES

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Trustees and are discussed below. The assumptions and estimates are continually reviewed and evaluated by management. Actual results could differ from these estimates.

OIL AND GAS RESERVES

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with NI 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (GLJ Petroleum Consultants Ltd.) appointed by the Board of Directors. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

CEILING TEST

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining proved and probable reserves, future commodity prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future commodity prices based on futures prices at the end of the period for the next five years, and after five years, the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Performing this test at December 31, 2005 using an annual average gas price of $8.42 per mcf and an average oil price of $57.63 per bbl results in a ceiling test surplus.

UNPROVED PROPERTIES

Certain costs related to unproved properties are excluded from costs subject to depletion until proven reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

GOODWILL

On an acquisition, the residual amount arising when the purchase price exceeds the fair value of the net identifiable assets and liabilities (including an estimate of future income taxes) is recorded as goodwill. In accordance with the CICA handbook section 3062 ("Goodwill and Other Intangibles"), goodwill is tested at least annually for impairment. Any impairment is charged to net earnings during the period in which it occurs.

Impairment of goodwill is tested by comparing the book value of the Trust's net assets to the fair value of the Trust. If the fair value of the Trust is less than book value, the impairment loss is measured by allocating the fair value of the Trust to the identifiable assets and liabilities at their fair values. The excess of the Trust's fair value over the identifiable net assets is the implied fair value of goodwill. If the book value of goodwill exceeds this amount, the difference is the impairment amount to be charged against net earnings during the period. Performing this test at December 31, 2005 resulted in an excess of fair value over the Trust's book value.

ASSET RETIREMENT OBLIGATION

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110 ("Asset Retirement Obligations"). The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings. For further information on the Trust's asset retirement obligation, see note 10 to the Trust's financial statements for the year ending December 31, 2005.

INCOME TAXES

While the Trust is a taxable entity under the Income Tax Act (Canada), the Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes are calculated for the operating company using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using substantively enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets are recognized in income in the period in which the change occurs. The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and assessment by taxing authorities after the lapse of considerable time. As a result, the actual income tax liability may differ from that recorded.

PERFORMANCE UNITS

The Performance Unit Incentive Plan provides for a range of payouts, based on the Trust's performance relative to the performance of certain peers. The Trust records an expense based on expected payouts, which is calculated using an estimate of the Trust's performance relative to its peers. Actual payouts under the Performance Unit Incentive Plan may vary from the estimate.

NEW ACCOUNTING PRONOUNCEMENTS

EXCHANGEABLE SECURITIES

In January 2005, the CICA issued an Emerging Issues Committee ("EIC") pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts" (EIC 151). The abstract addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of EIC 151 in the fourth quarter of 2004. Equity capital attributable to exchangeable shares is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of EIC 151, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

OPERATIONAL AND OTHER BUSINESS RISKS

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, geopolitical events, foreign supply of oil and natural gas, seasonal demand and weather patterns, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved and probable reserves and the level of distributions to unitholders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision. To mitigate these risks, Esprit has an active hedging program conducted by an experienced marketing team based on established criteria that has been approved by the Board of Directors.

NEED TO REPLACE RESERVES

The Trust's future oil and natural gas reserves and production, and therefore its cash flow and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities, its reserves and production will naturally decline over time as reserves are depleted. The market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs. To mitigate this risk, the Trust diversifies its capital spending over a large number of projects. Also, the Trust employs a highly skilled technical team of geologists, geophysicists, and engineers who work in conjunction in evaluating, planning and executing the Trust's capital program.

OPERATING HAZARDS AND OTHER UNCERTAINTIES

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

UNCERTAINTY OF RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenue are based upon a number of variable factors and assumptions, such as historical prices and production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. The evaluation of the Trust's reserves is contracted to GLJ Petroleum Consultants Ltd. ("GLJ"); a reputable independent reserves evaluation firm. The Board of Directors reviews the work of GLJ.

ENVIRONMENTAL RISKS

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations. Esprit has established environmental safety guidelines and practices for its field employees which include proper training and reporting of incidents, supervision and awareness. Additionally, Esprit has active community involvement in its field locations which include meeting with stakeholders. Esprit also carries insurance to cover property losses, liability and business interruption.

COMPETITION

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as described in the above discussion of the need to replace reserves). The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

GOVERNMENTAL REGULATION

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

BANK LOANS

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trust's available credit is determined by our bankers based upon the value of the Trust's oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures are controls and procedures designed and implemented by, or under the supervision of the issuer's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to ensure that material information relating to the issuer is communicated to them by others in the organizations as it becomes known and is appropriately disclosed as required under the continuous disclosure requirements of securities legislation. In essence, these types of controls are related to the quality and timeliness of financial and non-financial information in securities filings. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Esprit's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Trust's disclosure controls and procedures, as defined in the Canadian Securities Administrators' Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

READER'S ADVISORY: Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrels of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the consolidated financial statements.

Esprit Energy Trust maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for reviewing and approving the consolidated financial statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of Trustees who are not employees of the Trust. The Audit Committee of Trustees meets regularly with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the consolidated financial statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the unitholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditors, have audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the shareholders. KPMG LLP have full and free access to the Audit Committee.

Stephen J. Savidant
President and Chief Executive Officer
February 14, 2006

Stephen B. Soules
Executive Vice President and Chief Financial Officer
February 14, 2006

TO THE UNITHOLDERS OF ESPRIT ENERGY TRUST

We have audited the consolidated balance sheets of Esprit Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 14, 2006

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)	December 31, 2005	December 31, 2004 (restated Note 3)
ASSETS		
Current assets		
Accounts receivable	$ 43,433	$ 22,973
Prepaid expenses	7,684	2,773
	51,117	25,746
Property, plant and equipment, net (Note 7)	763,191	359,662
Goodwill (Note 4)	147,622	–
Deferred financing charges, net	3,933	–
	$ 965,863	$ 385,408
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 61,954	$ 36,264
Unitholder distributions payable	9,948	5,620
	71,902	41,884
Bank loans (Note 8)	144,239	86,875
Convertible debentures (Note 9)	93,866	–
Asset retirement obligations (Note 10)	24,059	11,006
Future income taxes (Note 14)	113,982	19,356
	448,048	159,121
Non-controlling interest (Note 12)	6,280	15,731
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 11)	617,862	298,726
Equity component of convertible debentures (Note 9)	2,090	–
Contributed surplus	2,638	–
Accumulated cash distributions (Note 6)	(114,125)	(16,788)
Retained earnings (deficit)	3,070	(71,382)
Total unitholders' equity	511,535	210,556
	$ 965,863	$ 385,408

Commitments (Note 15)

See accompanying notes to consolidated financial statements.

D. Michael G. Stewart
Trustee

W. Mark Schweitzer
Trustee

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

For the Year Ended December 31, (Stated in thousands of dollars, except per unit amounts)	2005	2004
Revenue		
Oil and gas	$ 287,834	$ 184,649
Royalties	(67,645)	(44,549)
	220,189	140,100
Expenses		
Operating	47,149	35,092
Depletion, depreciation and amortization	74,784	44,877
General and administrative	8,052	5,014
Interest and financing	8,340	3,233
Accretion of asset retirement obligation (Note 10)	1,198	902
Unit-based compensation (Note 11b)	2,638	1,835
Plan of Arrangement and other	849	8,497
	143,010	99,450
Earnings before income taxes and non-controlling interest	77,179	40,650
Income taxes (Note 14)		
Current	1,121	772
Future	(822)	11,085
	299	11,857
Earnings before non-controlling interest	76,880	28,793
Non-controlling interest (Note 12)	2,428	694
Net earnings for the year	74,452	28,099
Deficit, beginning of year	(71,382)	(99,481)
Retained earnings (deficit), end of year	$ 3,070	$ (71,382)
Net earnings per unit		
Basic	1.31	0.70
Diluted	1.28	0.68

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, (Stated in thousands of dollars, except for per unit amounts)	2005	2004
OPERATIONS		
Net earnings for the year	$ 74,452	$ 28,099
Items not involving cash		
Depletion, depreciation and amortization	74,784	44,877
Unit-based compensation	2,638	1,624
Accretion of asset retirement obligation	1,198	902
Accretion of convertible debentures	172	–
Amortization of deferred financing charges	522	–
Future income taxes	(822)	11,085
Non-controlling interest	2,428	694
Asset retirement expenditures	(1,118)	(504)
	154,254	86,777
Changes in non-cash working capital from operations	(3,076)	8,762
	151,178	95,539
FINANCING		
Distributions	(97,336)	(16,788)
Change in unitholder distributions payable	4,328	5,620
Increase in bank loans	32,277	16,556
Issuance of convertible debentures, net of issue costs	95,545	–
Plan of arrangement costs and other	(341)	(10,507)
Issuance of shares on exercise of stock options	–	19,115
Payment of $0.22 per share on Plan of Arrangement	–	(36,091)
Debt assumed by ProspEx	–	10,655
	34,473	(11,440)
INVESTMENTS		
Exploration and development expenditures	(79,383)	(122,419)
Property dispositions	278	37,644
Office equipment	(623)	(153)
Corporate acquisitions (Note 4)	(107,205)	–
Other	24	207
	(186,909)	(84,721)
Changes in non-cash working capital	1,258	622
	(185,651)	(84,099)
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –
Supplementary cash flow information		
Cash taxes paid	$ 902	$ 1,035
Interest paid	$ 7,756	$ 3,149

See accompanying notes to consolidated financial statements.

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 pursuant to a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company") and ProspEx Resources Ltd. ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx and each Esprit Exploration Ltd. shareholder received 0.25 of either a Class A Trust Unit, Class B Trust Unit or an exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a payment of $0.22 per share.

Pursuant to the terms of an agreement (the "NPI Agreement"), the Trust is entitled to a payment from the Company each month equal to the amount by which 99 percent of the gross proceeds from the sale of production exceed 99 percent of certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the Company. The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust earned from interest income on the notes and from the income generated under the NPI Agreement, and from any dividends paid on the common shares of the Company, less any expenses of the Trust (including interest on the convertible debentures).

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.

The 2005 consolidated financial statements reflect the results of the Trust and its subsidiaries. The comparative figures for 2004 reflect the results of operations and cash flows of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(A) CONSOLIDATION The consolidated financial statements include the accounts of the Trust and its subsidiaries. A substantial portion of the oil and gas activities are conducted jointly with others and the consolidated financial statements reflect only the Trust's proportionate interest in such activities.

(B) CAPITAL ASSETS The Trust follows the full cost method of accounting for exploration and development expenditures whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical, lease rentals on undeveloped properties, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs, and estimated costs of future development of proved undeveloped reserves are depleted and depreciated by the unit of production method based on estimated proved reserves before royalties as determined by independent engineers. Oil and gas reserves are converted to equivalent units using their relative energy content. Costs of unproved properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.

Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flow expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow is estimated using future product prices and costs and is discounted using the risk-free rate.

Amortization of capital assets not related to oil and gas assets is calculated using the declining balance method at rates ranging from 20 to 50 percent per annum. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

(C) GOODWILL The Trust records goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust. If the fair value is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(D) REVENUE RECOGNITION Revenue associated with sale of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(E) ASSET RETIREMENT OBLIGATION The Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as producing well sites and natural gas processing plants, in the period in which they are incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire tangible assets are deducted from the liability as incurred.

(F) INCOME TAXES The Trust is a taxable entity under the Income Tax Act (Canada) (the "Act") and is taxable only on taxable income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders, it is not liable for income tax and therefore no provision for income taxes has been made in the Trust.

The Company follows the liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the amounts reported in the financial statements and the tax basis of the assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(G) UNIT-BASED COMPENSATION Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant date and charged to earnings over the vesting period. Consideration paid on exercise of options is credited to share capital. As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

The Trust's Performance Unit Incentive Plan is described in Note 11 (b). Units granted under the plan are accounted for using the fair value method. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.

(H) FOREIGN CURRENCY Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the monthly average exchange rate. Translation gains or losses are included in earnings in the year incurred.

(I) FINANCIAL INSTRUMENTS The Company uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. These instruments are not recognized in the financial statements on inception. Gains or losses arising from financial instruments on commodity prices and foreign currency are recognized as adjustments to the related revenue accounts when the gain or loss is realized.

3. CHANGES IN ACCOUNTING POLICIES

(A) EXCHANGEABLE SECURITIES – NON-CONTROLLING INTEREST In 2004, the Trust adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for classification as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net earnings with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005 the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders' capital of $1.9 million ($1.2 million at December 31, 2004) and an increase in future income taxes of $0.9 million (2004 – $0.6 million). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the changes has been recorded in the current period. Cash flow was not impacted by the change.

(B) HEDGING RELATIONSHIPS In 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective, requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

4. ACQUISITIONS

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million trust units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute shareholders, was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil and gas companies (Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe")) for consideration of $100.2 million. The acquisitions were accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisitions.

The table below summarizes the allocation of the purchase prices to the net assets of the acquisitions:

($ thousands)	Resolute	Markedon	Monroe	Total
Fair value of trust units issued	301,332	–	–	301,332
April distribution on trust units issued to former Resolute shareholders	3,371	–	–	3,371
Cash	–	70,243	28,210	98,453
Transaction costs	3,629	1,340	412	5,381
Total cost of acquisitions	308,332	71,583	28,622	408,537
Allocated as follows:				
Net working capital, including $13.3 million of cash	10,878	(1,845)	(254)	8,779
Debt assumed	(36,000)	–	–	(36,000)
Asset retirement obligation	(11,339)	(853)	(48)	(12,240)
Future income taxes	(65,112)	(20,597)	(8,701)	(94,410)
Goodwill	118,019	20,293	9,310	147,622
Property, plant and equipment	291,886	74,585	28,315	394,786
Total cost of acquisitions	308,332	71,583	28,622	408,537

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase allocations as the cost estimates and tax balances are finalized.

5. TRANSFER OF NET ASSETS TO PROSPEX

Pursuant to the Arrangement, certain undeveloped land, seismic, producing oil and gas assets and liabilities were transferred to ProspEx on October 1, 2004. At the time of the transfer, ProspEx and the Trust were related parties. The assets and liabilities were transferred at the following net book values:

($ thousands)	
Property, plant and equipment	38,843
Future tax asset	8,353
Long-term debt	(10,655)
Asset retirement obligation	(3,492)
Net assets transferred	33,049

In addition to the net assets transferred, $70 million of tax pools were transferred to ProspEx.

As part of the Arrangement, the Company incurred $8.5 million in payments to employees and officers, including termination, retention and transaction bonus payments. These costs have been reflected as a Plan of Arrangement expense in the statement of earnings. All other direct costs of the restructuring in the amount of $10.6 million were charged to unitholders' capital.

In conjunction with the Arrangement, the Trust and ProspEx entered into an administrative and technical services agreement pursuant to which the Trust provided certain administrative and technical services to ProspEx until March 31, 2005.

6. RECONCILIATION OF DISTRIBUTIONS

($ thousands except per unit amounts)	2005	2004
Cash distributions during the period	97,337	16,788
Accumulated cash distributions, beginning of period	16,788	–
Accumulated cash distributions, end of period	114,125	16,788
Cash distributions per unit(1)	1.71	0.42
Accumulated cash distributions per unit, beginning of period	0.42	–
Accumulated cash distributions per unit, end of period	2.13	0.42

(1) Represents the sum of the distributions declared on each trust unit during the year.

7. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2005	2004
Oil and gas properties	1,123,915	646,224
Other capital assets	5,581	4,959
	1,129,496	651,183
Less accumulated depletion, depreciation and amortization	(366,305)	(291,521)
Total capital assets, net	763,191	359,662

At December 31, 2005, oil and gas assets included $23.0 million (2004 – $7.0 million) relating to unproved properties which have been excluded from the depletion calculation. Future development costs related to proved undeveloped reserves of $81.3 million (2004 – $59.9 million) are included in the depletion calculation.

In 2005, the Trust capitalized $3.4 million (2004 – $3.7 million) of overhead directly related to acquisition, exploration and development activities.

In 2004, the Company sold to an unrelated third party certain coalbed methane and shallow gas properties for cash consideration of $37.7 million.

At December 31, 2005, the Trust applied a ceiling test to its oil and gas assets using expected future market prices of:

	2006	2007	2008	2009	2010	Thereafter
Natural gas ($ per thousand cubic feet)(1)	10.14	9.96	9.95	8.39	7.86	+2.0%/yr
Natural gas liquids ($ per barrel)(1)	60.10	60.57	58.56	56.33	55.11	+2.0%/yr
Crude oil ($ per barrel)(2)	66.55	67.07	64.84	62.37	61.02	+2.0%/yr

(1) Weighted average plantgate price
(2) Weighted average wellhead price

A ceiling test surplus existed at December 31, 2005 and 2004.

8. BANK LOANS

The Trust executed an amended and restated credit agreement August 2005, which increased the Trust's credit facility by $30 million to $280 million (2004 – $150 million). The credit agreement provides for an extendible revolving term and is secured by a $500 million (2004 – $250 million) demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the year ended December 31, 2005 was approximately 3.5 percent (2004 – 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

9. CONVERTIBLE DEBENTURES

On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 of each year. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At December 31, 2005, the principal amount outstanding on the Debentures is $95.9 million.

The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance over the term of the Debentures. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders' equity will be reclassified to trust units along with the principal amount converted.

The following table sets forth a reconciliation of the Debenture activity:

($ thousands)	Debt Portion	Equity Portion	Total
July 28, 2005 Issuance	97,820	2,180	100,000
Accretion	171	–	171
Conversion to trust units	(4,125)	(90)	(4,215)
Balance, December 31, 2005	93,866	2,090	95,956

10. ASSET RETIREMENT OBLIGATION

The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

($ thousands)	2005	2004
Balance, beginning of year	11,006	13,489
Transfer to ProspEx	–	(3,492)
Increase in liability from acquisitions	12,240	–
Liabilities incurred	875	611
Liabilities settled	(1,118)	(504)
Accretion expense	1,198	902
Revisions in estimated cash flows	(142)	–
Balance, end of year	24,059	11,006

The Trust used a credit adjusted, risk-free annual discount of seven percent and an inflation rate of two percent per annum to calculate the present value of the obligations. Undiscounted expenditures of $86.8 million are expected to be made over the next 45 years.

11. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Effective June 30, 2005, the Trust eliminated its dual trust unit structure. All trust units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. There are no residency restrictions on the trust units. Prior to this, the capital structure of the Trust consisted of Class A trust units and Class B trust units. The Class A and Class B trust units had the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A trust units had no residency restrictions whereas the Class B trust units could only be held by Canadian residents.

(A) ISSUED AND OUTSTANDING A summary of unitholders' capital for the years ended December 31, 2005 and 2004 is as follows:

	Number (thousands)	Amount ($ thousands)
Balance at December 31, 2004	40,183	298,726
Plan of Arrangement and trust unit issuance costs	–	(338)
Fair value of trust units issued on acquisition of Resolute	24,078	301,332
Units issued on conversion of exchangeable shares	1,797	12,521
Step purchase on exchangeable shares	–	1,406
Units issued on conversion of 6.5% convertible debentures	300	4,215
Total trust units as at December 31, 2005	66,358	617,862

(B) TRUST PERFORMANCE UNIT INCENTIVE PLAN AND STOCK OPTIONS In accordance with the Arrangement, all outstanding stock options of the Company vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004. In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B trust units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

	2005 Performance Units (thousands)	2004 Options (thousands)	2004 Weighted Average Exercise Price ($/unit)
Outstanding at beginning of year	–	11,079	2.63
Granted	527	40	2.81
Exercised	–	(9,510)	2.35
Cancelled	(62)	(1,609)	4.15
Outstanding at end of year	465	–	–

The Trust has implemented a Performance Unit Incentive Plan (the "Plan"). Under the Plan, the Trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust's performance relative to its peers.

As at December 31, 2005, 464,651 (2004 – Nil) performance units were issued and outstanding. The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. During the fourth quarter of 2005, the performance factor assumption on performance units vesting on January 1, 2006 was reduced from 1.0 to 0.25. For 2005, unit-based compensation expense of $2.7 million (2004 – $1.8 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to unitholders' equity when the units are ultimately issued.

(C) PER UNIT AMOUNTS Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the "if-converted" method. The dilutive effect of performance units is including using the fair value method and the dilutive effect of stock options is included using the treasury stock method. An adjustment to the numerator of earnings per share amount was required in the diluted calculation to provide for the earnings ($2.4 million) attributable to the non-controlling interest and the interest on the convertible debentures ($2.7 million). The following table summarizes the trust units used in calculating net earnings per unit.

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the trust units used in calculating net income per unit.

(thousands)	2005	2004
Weighted average number of units outstanding – basic	56,869	40,023
Effect of performance units	310	469
Trust units issuable on conversion of exchangeable shares	1,772	558
Trust units issuable on conversion of debentures	3,016	–
Weighted average number of units outstanding – diluted	61,967	41,050

12. NON-CONTROLLING INTEREST

Upon Esprit's conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of a subsidiary, rather than trust units, if they so elected. Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings.

On October 1, 2007, the Trust will issue trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for trust units during the year ended December 31, 2005:

Exchangeable shares	Number of Shares (thousands)	Amount ($ thousands)
Issued on October 1, 2004	2,443	18,066
Exchanged for trust units	(395)	(3,029)
Non-controlling interest in net earnings	–	694
Balance, December 31, 2004	2,048	15,731
Exchanged for trust units	(1,581)	(11,879)
Non-controlling interest in net income	–	2,428
Balance, December 31, 2005	467	6,280
Exchange ratio, December 31, 2005	1.16760	
Trust units issuable upon conversion	545	

The exchangeable shares of the subsidiary are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares are presented as a non-controlling interest because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the exchangeable shareholders' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

13. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2005:

Natural Gas Contracts	Notional Volumes (GJ/d)	Physical/ Financial	Term	Price ($/GJ)
AECO Fixed Price	20,000	Financial	Nov. 1, 2005 – Mar. 31, 2006	9.76
AECO Fixed Price	2,500	Physical	Nov. 1, 2005 – Mar. 31, 2005	9.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.00–9.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.00–9.50
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–10.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–10.50
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–11.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–12.45
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	8.00–14.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	8.00–15.20
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	9.00–16.70
AECO Fixed Price	17,500	Physical	Jan. 1, 2006 – Jan. 31, 2006	12.3075
AECO Fixed Price	7,500	Physical	Feb. 1, 2006 – Feb. 28, 2006	15.18
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	7.50–10.10
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	8.00–10.25
AECO Fixed Price	12,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	8.87
AECO Fixed Price	2,500	Physical	Apr. 1, 2006 – Oct. 31, 2006	9.05
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	9.50–13.00

Crude Contracts	Notional Volumes (Bbl/d)	Type	Term	Price (Cdn. $/bbl)
WTI Nymex Fixed Price	650	Financial	Nov. 1, 2005 – Oct. 31, 2008	71.50

As at December 31, 2005, the Trust would have realized a loss of approximately $6.0 million (2004 – gain of $4.3 million) were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures is approximately $105.3 million.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust is exposed to a floating rate of interest on all of its bank loans.

The Trust has no instruments in place at December 31, 2005 (2004 – Nil) to manage the foreign currency and interest rate exposures.

14. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before taxes. The reasons for these differences are as follows:

($ thousands except where noted)	2005	2004
Earnings before income taxes and non-controlling interest	77,179	40,650
Rate	37.62%	38.62%
Computed expected provision for future income taxes	29,035	15,699
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	11,384	8,824
Resource allowance	(14,122)	(8,429)
Net income of the Trust and other	(28,019)	(5,902)
Non-deductible unit-based compensation	993	627
Effect of change in tax rate	(93)	251
Valuation allowance	–	15
	(822)	11,085
Capital taxes	1,121	772
Income tax expense	299	11,857

The components of the future income tax asset at December 31, 2005 and 2004 are as follows:

($ thousands)	2005	2004
Tax assets:		
Loss carryforwards and other	7,581	55,381
Asset retirement obligation	8,089	3,700
Share issue costs	231	333
	15,901	59,414
Tax liabilities:		
Capital assets	126,338	75,225
	(110,437)	(15,811)
Valuation allowance	(3,545)	(3,545)
Future tax (liability) asset	(113,982)	(19,356)

The Trust meets criteria qualifying it for income tax treatment permitting a tax deduction for distributions paid to the unit holders in addition to other deductions available in the Trust. At December 31, 2005, the book amounts of the Trust's assets and liabilities exceed the tax basis by $3.2 million.

15. COMMITMENTS

The Company has committed to certain payments over the next five years as follows:

($ thousands)	2006	2007	2008	2009	2010
Bank loan[1]	–	144,316	–	–	–
Convertible debentures[2]	–	–	–	–	95,850[2]
Pipeline transportation	2,090	1,482	1,182	–	–
Operating leases	362	403	435	443	479
Software licenses	562	–	–	–	–
	3,014	146,201	1,617	443	96,329

(1) The credit facility may be extended at the mutual agreement of the Trust and its lenders in May 2006. The Trust intends to extend the terms of this agreement on an ongoing basis. If the facility is not extended, a balloon payment is required on June 1, 2007. Additional details regarding the Trust's bank loans debt are described in Note 8.

(2) As described in Note 9, the Debentures mature on December 31, 2010. The Trust has the option to settle the Debentures with either cash or trust units.

FINANCIAL STATISTICS ($ thousands except per unit and ratio)

	2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Oil and gas revenue	287,834	104,783	83,031	57,382	42,638	44,419
Net earnings	74,452	25,052	22,465	15,906	11,029	12,179
Per unit – basic	1.31	0.38	0.35	0.28	0.27	0.31
Per unit – diluted	1.28	0.37	0.34	0.27	0.27	0.29
Cash flow	154,254	56,149	45,143	30,504	22,458	23,791
Per unit – basic	2.71	0.86	0.70	0.54	0.56	0.60
Per unit – diluted	2.53	0.78	0.64	0.52	0.53	0.56
Distributions	97,336	29,654	27,088	23,703	16,891	16,788
Per unit	1.71	0.45	0.42	0.42	0.42	0.42
Long-term debt	144,239	144,239	148,691	133,814	93,166	86,875
Net debt/cash flow (times)	1.07	0.73	0.82	1.10	1.04	0.91
CAPITAL						
Drilling and completions	48,657	16,714	17,808	8,180	5,955	4,723
Plant and facilities	23,369	6,469	5,369	8,081	3,450	2,450
Land and lease	3,905	1,043	1,253	1,234	375	361
Capitalized G&A	3,452	1,035	904	839	674	400
Total exploration and development	79,383	25,261	25,334	18,334	10,454	7,934
Office and computer assets	623	145	150	246	82	11
Property acquisitions/(dispositions)	(278)	–	(278)	–	–	(2)
Total capital before corporate acquisitions	79,728	25,406	25,206	18,580	10,566	7,943
Corporate acquisitions per Statement of Cash Flows	107,205	181	100,023	6,971	30	–
Fair value of trust units issued on acquisitions	301,332	–	–	301,332	–	–
Total acquisition costs	408,537	181	100,023	308,303	30	–
Total capital and acquisition costs	488,265	25,587	125,229	326,883	10,566	7,943
TRUST UNITS ($ thousands except per unit)						
Weighted average - basic	56,869	65,521	64,533	56,802	40,178	39,996
Weighted average - diluted	61,967	74,117	71,914	58,961	42,312	42,313
Total Trust Units outstanding	66,358	66,358	64,573	64,523	40,289	40,183
Total Exchangeable Shares outstanding	467	467	1,797	1,800	1,946	2,048
Price Range ($ per unit)						
High	15.66	14.80	15.66	12.79	13.51	13.65
Low	10.86	11.85	11.86	10.86	11.90	11.75
Close	13.46	13.46	14.49	11.94	12.45	12.39
Trust Unit volume traded	103,296	23,946	27,346	25,716	26,287	28,486

OPERATIONAL STATISTICS

	2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
PRODUCTION						
Natural Gas (mcf/d)	69,898	79,494	79,056	65,709	54,963	55,920
NGLs (bbls/d)	1,455	1,725	1,424	1,357	1,310	1,436
Oil (bbls/d)	1,660	2,840	2,159	1,216	394	405
Total (boe/d)	14,765	17,814	16,759	13,525	10,864	11,161
SALES PRICES						
Natural Gas ($/mcf)	8.67	10.87	8.50	7.46	7.12	6.99
NGLs ($/bbl)	62.75	70.84	63.94	58.43	55.09	54.14
Oil ($/bbl)	55.04	53.76	64.60	50.07	26.43	34.75
Total ($/boe)	53.41	63.93	53.85	46.62	43.61	43.26
NETBACKS ($/boe)						
Price	53.41	63.93	53.85	46.62	43.61	43.26
Royalties	(12.55)	(16.93)	(11.37)	(9.90)	(10.42)	(10.09)
Operating costs	(8.75)	(9.05)	(9.40)	(8.46)	(7.58)	(8.10)
Operating netback	32.11	37.95	33.08	28.26	25.61	25.07
General & administrative costs	(1.49)	(1.47)	(1.37)	(1.59)	(1.61)	(0.91)
Netback	30.62	36.48	31.71	26.67	24.00	24.16
DRILLING ACTIVITY						
Gross wells drilled	87	49	19	13	6	8
Net wells drilled	69.7	37.9	17.8	10.8	3.2	6

BOARD OF TRUSTEES

OFFICERS AND SENIOR MANAGEMENT

Lisa Ciulka
Manager, Investor Relations

Patrick Connors
Vice President, Operations and Field Services

Jodi Gosling
Manager, Land

Michael Hawkings
Manager, Field Production Operations

James Hohol
Manager, Surface Land and Community Affairs

Chad Holowatuk
Manager, Reservoir Engineering

Gregory Jerome
Vice President, Finance and Corporate Secretary

Marian Kanik-Basilis
Manager, Business Development and Planning

Heather Kinghorn
Supervisor, Production Accounting

Doug Macarthur
General Manager, Production Operations

David Martin
Manager, Operations Accounting

Paul Myers
Executive Vice President and Chief Operating Officer

James Noval
Manager, Geology and Geophysics

Doug Phillips
General Manager, Joint Ventures

Sherry Roen
Supervisor, Human Resources

Stephen Savidant
President and Chief Executive Officer

Rick Shave
Manager, Information Services

Stephen Soules
Executive Vice President and Chief Financial Officer

Mary Jo Spence
Manager, Environment, Health and Safety

Michael St. Clair
Vice President, Risk Management and Marketing

[1] Member of the Audit Committee
[2] Member of the Human Resources and Corporate Governance Committee
[3] Chairman of the Board of Trustees and ex. officio member of the Audit Committee and the Human Resources and Corporate Governance Committee

ANNUAL MEETING

The annual meeting of unitholders of Esprit Energy Trust will be held on Thursday, May 11, 2006 at 10.00 a.m. in the Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta. All unitholders and interested parties are invited to attend.

ABBREVIATIONS

bbl	One barrel, equalling 34.972 Imperial gallons
bbls/d	Barrels per day
bcf	Billion cubic feet
bcfe	Billion cubic feet equivalent
bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent
boe/d	Barrels of oil equivalent per day
mboe	Thousands of barrels of oil equivalent
mmboe	Millions of barrels of oil equivalent
mcf	Thousand cubic feet
mcfe	Thousand cubic feet equivalent
mcf/d	Thousand cubic feet per day
mbbl	Thousand barrels
mmbbls	Million barrels
mmcfe	Million cubic feet equivalent
mmcf/d	Million cubic feet per day
NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate
WI	Working interest

CONVERSION

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six mcf of natural gas to one barrel of crude oil equivalent.

HEAD OFFICE

900, 606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1
Telephone: (403) 213-3700
Investor Relations: 1-888-213-3713
Facsimile: (403) 213-3710

FIELD OFFICE

Olds Gas Plant
RR#4, Site 3, Box 13
Olds, Alberta
T4H 1T8
Telephone: (403) 556-3424
Facsimile: (403) 556-6633

AUDITORS

KPMG LLP
Calgary, Alberta

PRINCIPAL SOLICITOR

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Nova Scotia
National Bank of Canada
Royal Bank of Canada

INDEPENDENT RESERVES EVALUATOR

GLJ Petroleum Consultants
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario
Telephone: 1-800-564-6253

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbols: EEE.UN and EEE.DB

WEBSITE

www.eee.ca

Ahlstrom, Barry
Armstrong, Chris
Baumgardt, Derald
Belostotsky, Greg
Black, Kent
Boivin, Sylvie
Braconnier, Ian
Brookhart, Dan
Caparelli, Silvana
Chen, Norman
Ciulka, Lisa
Clemens, Wendy
Cole, Larry
Connors, Patrick
Coonfer, Greg
Diachun, Doug
Dicks, Christine
Doiron, Ron
Dubanski, Kari
Ebbert, Trevor
Fear, Kathy
Fitzpatrick, Elaine
Fortin, Luc
Gades, Diane
Gosling, Jodi
Grant, Anthony
Grant, Craig
Grassi, Jill
Green, Peggy
Harris, Bruce
Hasselaar, Koreen
Hawkes, Jodie
Hawkings, Mike
Herman, Josh
Heske, Mark
Hill, Lori
Hohol, Jim
Hollman, Tim
Holowatuk, Chad
Hood, Holly
Hutchinson, Geraldine
Jerome, Greg
Kanik Basilis, Marian
Kanji, Nimet
Kinghorn, Heather
Kolenchuk, Mark
Kuntz, Carl
Kurucz, Brad
Lappage, Bob
Legault, Michelle
Leong, Kim
MacArthur, Doug
Mack, Terry
Marselle, Ed
Marshall, Alli
Martin, David
Masson, Tammy
McInnes, Suzanne
Meadows, Ian
Meyer, Cindy
Miller, Kevin
Mizera, Lynne
Myers, Paul
Nadasdi, Mitch
Nase, Susan
Newton, Keith
Noval, Jim
Ogle, Lynda
Olsen, Bonnie
Payne, Dan
Peden, Feradawn
Peterson, Val
Phillips, Doug
Pochapsky, Lee
Randle, Kim
Rasheed, Nauman
Redekopp, Clint
Ritchie, Brian
Robertson, Heather
Robertson, Jim
Roen, Sherry
Rogers, Geoff
Savidant, Stephen
Schmid, Raimund
Schulz, Leonard
Scott, Ryan
Shave, Rick
Simper, Pam
Soules, Stephen
Spence, Mary Jo
St.Clair, Michael
Sulz, Rachel
Supernant, Martin
Tannahill, Dawn
Taylor, Brent
Telang, Lisa
Tomas, Brian
Trentham, Derek
Vanbeselaere, Barry
Vasquez, Alvaro
Vincent, Jerad
Wallace, Ginette
Walline, Keith
Walz, Kevin
Webster, Stephen
White, Bobbi-Jo
Wickenheiser, Rod
Willock, Dan
Wong, Jenny
Yoos, Darwyn

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF UNITHOLDERS OF ESPRIT ENERGY TRUST TO BE HELD ON MAY 11, 2006

March 15, 2006

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders (the "Unitholders") of trust units and special voting units (together, the "Trust Units") of Esprit Energy Trust ("Esprit") will be held at 10:00 a.m. (local time) on May 11, 2006 in the Grand Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue, S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements of Esprit for the year ended December 31, 2005 and the auditors' report thereon;
2. to appoint auditors of Esprit for the ensuing year and authorize the board of trustees to fix their remuneration;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Trust Unit transfer books will not be closed, but the Board of Trustees has fixed March 15, 2006 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 15, 2006.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) *Stephen J. Savidant*

Stephen J. Savidant
President and Chief Executive Officer

Esprit Energy Trust

ANNUAL MEETING OF UNITHOLDERS
INFORMATION CIRCULAR
TABLE OF CONTENTS

Page

GENERAL PROXY INFORMATION

This Information Circular is furnished to holders (the "Unitholders") of trust units and special voting units ("Trust Units" and "Special Voting Units", respectively, and together, the "Trust Units") by the trustees (the "Board of Trustees") of Esprit Energy Trust ("Esprit") in connection with the solicitation of proxies to be voted at the annual meeting of Unitholders of Esprit (the "Meeting") to be held at 10:00 a.m. on May 11, 2006 in the Grand Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue, S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees of Esprit and management of Esprit Exploration Ltd. The persons named in the enclosed proxy form are trustees of Esprit or directors or senior officers of Esprit Exploration Ltd. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

In order to be used at the Meeting, the completed proxy form must be deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by trustees of Esprit or directors, officers or employees of Esprit Exploration Ltd. at a nominal cost. The cost of solicitation will be borne by Esprit Exploration Ltd.

Exercise of Discretion by Proxy Holders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Trust Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Trust Units represented by valid instruments of proxy executed in favour of the management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the directors and senior officers of Esprit Exploration Ltd. know of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by (a) depositing an instrument in writing executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the head office of Esprit at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is very important to you if you do not hold Trust Units in your own name. Unitholders who hold Trust Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Esprit as registered Unitholders can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Esprit. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, most of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Unitholders in advance of meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. In some cases, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications ("ADP"). In most cases, ADP mails a scannable voting instruction form ("VIF") in lieu of the form of proxy provided by Esprit, and asks Beneficial Unitholders to return the VIF to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a VIF from ADP cannot use that form to vote Trust Units directly at the Meeting – the VIF must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such Trust Units voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. **A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his Trust Units as proxyholder for the registered Unitholder, should enter his own name in the blank space on the form of proxy provided to him and return the same to his broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.**

There are two types of Beneficial Unitholders: (i) those who object to their name being made known to the issuers of the securities that they own ("OBOs" or "Objecting Beneficial Owners"); and (ii) those who do not object to their name being made known to the issuers of the securities that they own ("NOBOs" or "Non-Objecting Beneficial Owners"). Issuers, including Esprit, may request and obtain a list of their NOBOs from intermediaries through their transfer agent, namely Computershare Trust Company of Canada in the case of Esprit (the "Transfer Agent"). Esprit may obtain and use this NOBO list for the distribution of proxy-related materials directly (not through ADP) to NOBOs.

This year, Esprit has decided to take advantage of those provisions of the Instrument that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided for that purpose or by facsimile. In addition, the Transfer Agent provides for both telephone voting and internet voting as described in the VIF, which contains complete instructions. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Trust Units represented by the VIFs it receives.

Record Date

The Trust Unit books of Esprit will not be closed, but the Board of Trustees has fixed March 15, 2006 as the record date (the "Record Date") for the determination of Unitholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Esprit is authorized to issue an unlimited number of Trust Units. As at March 15, 2006, there were 66,364,501 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the directors and senior officers of Esprit Exploration Ltd., the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units as at March 15, 2006 were:

Name	Type of Ownership	Number of Trust Units	Percent of Trust Units
CDS & Co.[(1)]	Legal	59,426,634 Trust Units	89.5%
CEDE & Co.[(1)]	Legal	6,787,030 Trust Units	10.2%

Note:

(1) Beneficial ownership is not known to Esprit.

Notice to Holders of Post-Arrangement Entitlements and Exchangeable Shares

Pursuant to the Esprit Arrangement (as defined in the following section), Esprit issued post-arrangement entitlements ("Post-Arrangement Entitlements") to those former holders of common shares of Esprit Exploration Ltd. who did not provide a declaration as to their residency. Each Post-Arrangement Entitlement now entitles the holder thereof to receive the Trust Units to which they would have been entitled to receive under the Esprit Arrangement upon contacting the Transfer Agent. As at March 15, 2006, there were 35,372 Post-Arrangement Entitlements issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the Unitholders. Accordingly, this Information Circular, together with a form of proxy, has been mailed to all holders of Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements are invited to complete the form of proxy provided to Unitholders.

A holder of Post-Arrangement Entitlements who has submitted a proxy may revoke it at any time prior to the exercise thereof in accordance with the instructions under "Revocability of Proxies" earlier in this Information Circular.

Pursuant to the Esprit Arrangement (as defined in the following section), Esprit issued exchangeable shares (the "Exchangeable Shares") in the capital of Esprit Exploration Ltd. to Canadian-resident prior holders of common shares of Esprit Exploration Ltd. who elected to receive Exchangeable Shares under the Esprit Arrangement. Exchangeable Shares are the economic equivalent of Trust Units. Under the terms of a voting and exchange trust agreement dated September 30, 2004 (the "Voting and Exchange Trust Agreement") among the Trust, Esprit Exploration Ltd., Esprit ExchangeCo Ltd. and Computershare Trust Company of Canada, as the trustee appointed thereunder (the "Voting and Exchange Trustee"), the Trust has issued one Special Voting Unit to the Voting and Exchange Trustee. The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the number of Trust Units into which the Exchangeable Shares are exchangeable on the Record Date. As at March 15, 2006, there were 442,108 Exchangeable Shares issued and outstanding which, in aggregate, were exchangeable into 535,021 Trust Units.

Each holder of an Exchangeable Share on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable. Alternatively, such holder is entitled to direct the Voting and Exchange Trustee to give a proxy to such holder or his designee to exercise personally such votes or to give a proxy to a designated agent or other representative of the management of Esprit or Esprit Exploration Ltd. to exercise such votes. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. Only holders of Exchangeable Shares of record on the Record Date are entitled to receive notice of and to vote at the Meeting. Holders of Exchangeable Shares of record on the Record Date will be entitled to direct the votes attached to the Special Voting Unit to the extent of the Exchangeable Shares registered in their names included in the list of such holders of Exchangeable Shares prepared as at the Record Date, even though such a holder may subsequently dispose of his or her Exchangeable Shares. No one who acquires Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Exchangeable Shares.

The Voting and Exchange Trustee has sent the Notice of Meeting to the holders of Exchangeable Shares, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching the Special Voting Unit. Such instructions may be delivered by regular mail to Computershare Trust Company of Canada at the address specified on the Notice of Meeting. In order to be valid such instructions must be received by the Voting and Exchange Trustee at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

A holder of Exchangeable Shares who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke it at any time prior to the exercise thereof in accordance with the instructions under "Revocability of Proxies" earlier in this Information Circular.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit was established pursuant to a trust indenture made as of August 16, 2004 and amended and restated September 30, 2004 and June 30, 2005 (the "Trust Indenture"). Esprit is an unincorporated open-end mutual fund trust established under the laws of the Province of Alberta. Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with a plan of arrangement involving Esprit, the former Esprit Exploration Ltd., Esprit Acquisition Corp. and others (the "Esprit Arrangement"). The purpose of the Esprit Arrangement was to convert the business of the former Esprit Exploration Ltd. from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders and to create a stand-alone corporate entity, ProspEx Resources Ltd., concentrating on growth through investment of cash flow. The Esprit Arrangement was approved by the shareholders and optionholders of the former Esprit Exploration Ltd. at a special meeting held on September 27, 2004 and became effective on October 1, 2004.

Esprit was established to, among other things: (i) invest in securities of Esprit Exploration Ltd.; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Esprit Exploration Ltd., paying amounts payable by Esprit in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Esprit does not carry on any active business nor does it earn active business income. The primary income of Esprit is earned through its subsidiary, Esprit Exploration Ltd. Additional income may be earned through cash and short-term investments held by Esprit. Esprit is administered by the Board of Trustees. Esprit is the sole holder of the common shares of Esprit Exploration Ltd. Pursuant to an administration agreement dated August 16, 2004 and amended and restated June 30, 2005, Esprit has delegated to Esprit Exploration Ltd. the general authority, responsibility and obligation to administer and manage all general and administrative affairs of Esprit in accordance with the Trust Indenture.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2005 Financial Statements

The audited financial statements of Esprit for the financial year ended December 31, 2005 have been forwarded to Unitholders, holders of Post-Arrangement Entitlements and holders of Exchangeable Shares (collectively, the "Securityholders"). No formal action will be taken at the Meeting to approve the financial statements. If any Securityholders have questions respecting the December 31, 2005 financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditors

Securityholders will be asked at the Meeting to pass a resolution reappointing KPMG LLP, Chartered Accountants, as auditors of Esprit to hold office until the next annual meeting of Unitholders or until their successors are appointed, at remuneration to be fixed by the Board of Trustees. KPMG LLP was appointed auditor of Esprit on August 16, 2004 upon its formation. For details concerning fees paid to KPMG LLP by Esprit and its predecessor prior to the Esprit Arrangement, the former Esprit Exploration Ltd., and for details concerning the Audit Committee of the Board of Trustees, see "Audit Committee Matters" in the annual information form of Esprit dated March 31, 2006 (the "AIF"). See "Additional Information" for details as to obtaining a copy of the AIF.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Securityholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the securities represented thereby in favour of the ordinary resolution appointing KPMG LLP as auditors of Esprit.**

Election of Trustees

Esprit is required by the Trust Indenture to have a minimum of three and a maximum of eleven trustees. There is a provision in the Trust Indenture which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders. Persons elected to the Board of Trustees are also required to be appointed to the board of directors of Esprit Exploration Ltd. (the "Board of Directors").

At the present time, Esprit has eight trustees. Securityholders will be asked at the Meeting to pass a resolution electing eight trustees. The persons named below are the eight nominees of the current Board of Trustees and management for election as trustees. All proposed nominees have consented to be named in this Information Circular to stand for election and to serve as trustees if elected. Each elected trustee is expected to hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the securities represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Esprit. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees withdraw from standing for election or are unable to serve, proxies in favour of management designees will be voted for another nominee in their discretion unless the Securityholder has specified in his or her proxy that his or her securities are to be withheld from voting on the election of trustees.

The table below sets out the name of each of the persons proposed to be nominated for election as a trustee; his jurisdiction of residence; all positions and offices in Esprit and Esprit Exploration Ltd. presently held by him; his current principal occupation and those other principal occupations held by him in the previous five years; the period during which he has served as a trustee of Esprit and a director of Esprit Exploration Ltd., and the number of Trust Units and Exchangeable Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of March 15, 2006.



D. Michael G. Stewart (54) of Calgary, Alberta, Canada has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Stewart has been a director of Esprit Exploration Ltd. since 2002. Mr. Stewart is the principal of the privately held Ballinacurra Group of investment companies and has been active in the Canadian energy industry for over 30 years. He graduated from Queen's University in 1973 with a Bachelor of Science with Honours degree in Geological Sciences.

During the 1993 to 2002 period, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc.

Mr. Stewart serves on the board of directors of Canadian Energy Services Inc., the managing partner of Canadian Energy Services L.P., and a number of private companies.

Chairman of both the Board of Trustees and the Board of Directors

5,750 Trust Units (1)(2)

15,000 Exchangeable Shares (1)(6)



Donald R. Gardner (63) of Calgary, Alberta, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Gardner has been a director of Esprit Exploration Ltd. since his retirement from the Chief Financial Officer position of the former Esprit Exploration Ltd. in May, 2002, a position he had served in since December 1999. Mr. Gardner was also a director of Esprit Exploration Ltd. from March 2000 to December 2001. In January 2003, Mr. Gardner joined Canadian Spirit Resources Inc. as Chief Financial Officer. Mr. Gardner's career includes positions as Senior Vice President and Chief Financial Officer of Rigel Energy Corporation and Treasurer of Alberta Energy Company Ltd.

Mr. Gardner obtained a Bachelor of Commerce degree from the University of Alberta in 1964 and a Master of Science Degree in Business Administration from the University of British Columbia in 1973.

Mr. Gardner also serves on the board of directors of Intermap Technologies Corporation and Canadian Spirit Resources Inc.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

52,379 Trust Units (1)(3)

6,998 Exchangeable Shares (1)(6)



Paul B. Myers (43) of Calgary, Alberta, Canada, is nominated for election to the Board of Trustees. If elected, he will also be appointed to the Board of Directors of Esprit Exploration Ltd. Mr. Myers became Executive Vice President and Chief Operating Officer of Esprit Exploration Ltd. in September 2005. Prior to Esprit, he was with EnCana Corporation for approximately five years, rising to Vice President, Gulf of Mexico and Alaska.

Mr. Myers holds a Bachelor of Science from Lehigh University, a Masters of Science in Geology from the University of Kansas and a Masters of Business Administration from the University of Calgary

President and Chief Executive Officer (4)

11,133 Trust Units (1)(5)



Douglas W. Palmer (50) of Calgary, Alberta, Canada has been a member of the Board of Trustees and a director of Esprit Exploration Ltd. since February 9, 2005. Mr. Palmer served on the board of Calpine Natural Gas Trust from 2003 to February 2005. Prior to this Mr. Palmer was Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.

Mr. Palmer holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

15,000 Trust Units [1]



John E. Panneton (65) of Toronto, Ontario, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Panneton has been a director of Esprit Exploration Ltd. since 1998. In 1998, he joined Dundee Securities Corporation as Vice Chairman and President. In 2003, Mr. Panneton joined Goodman Private Wealth Management as President and continues to serve as Vice Chairman of Dundee Securities. Prior to joining Dundee Securities, Mr. Panneton held various positions including Vice Chairman of McCarvill Corporation and President and Chief Executive Officer of CIBC Investment Management Corporation.

Mr. Panneton holds a Bachelor of Commerce degree from Sir George Williams University (now Concordia University) and serves as a director for Viceroy Homes Limited.

Chairman, Human Resources and Corporate Governance Committee

30,277 Trust Units [1]



W. Mark Schweitzer (44) of Calgary, Alberta, Canada has been a member of the Board of Trustees and a director of Esprit Exploration Ltd. since February 9, 2005. Mr. Schweitzer is the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund. Mr. Schweitzer has held the position of Chief Financial Officer of Superior Plus Inc. and its subsidiaries for the past 12 years. From 1994 to 1998, Mr. Schweitzer also held the position of Vice President and Chief Financial Officer at Norcen Energy Resources Ltd., the former parent company of Superior Plus.

Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants.

Chairman, Audit Committee

16,250 Exchangeable Shares [1][6]



Eric L. Schwitzer (54) of Vancouver, British Columbia, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Schwitzer has been a director of Esprit Exploration Ltd. since October 2004. Mr. Schwitzer has been a managing partner of Enterprise Capital Management Inc. since June 2003. From June 2002 to May 2003 he was a consultant and corporate director. Prior thereto, he served as Senior Vice President, Strategic Development, for Westcoast Energy Inc.

Mr. Schwitzer obtained a Bachelor of Science degree in Mathematics from McGill University in 1972, a Masters of Science degree in Management from the Massachusetts Institute of Technology in 1975 and is a Chartered Business Valuator.

Mr. Schwitzer serves as a trustee and lead director of Versacold Income Fund and is on the boards of SNP Health Split Corp., SNP Split Corp. and Pitchstone Exploration Ltd., as well as several private companies.

Member, Audit Committee

Member, Human Resources and Corporate Governance Committee

10,000 Trust Units [(1)]



Stephen B. Soules (54) of Calgary, Alberta, Canada, has been a member of the Board of Trustees since the creation of Esprit on August 16, 2004. Mr. Soules has been a director of Esprit Exploration Ltd. since October 2004. Mr. Soules served as Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May 2002 to October 2004. Prior thereto, he served as an advisor to Burlington Resources Canada Ltd. from December 2001 to February 2002 and as Chief Financial Officer of Canadian Hunter Exploration Ltd. from April 1997 to December 2001.

Mr. Soules holds a Bachelor of Science from the University of Guelph and a Masters of Business Administration from the University of Calgary.

Mr. Soules serves on the board of directors of the Galileo Educational Network and the Calgary Women's Emergency Shelter Endowment Trust.

Executive Vice President and Chief Financial Officer

26,896 Trust Units [(1)]

25,000 Exchangeable Shares [(1)(6)]

Notes:

(1) The information as to Trust Units and Exchangeable Shares beneficially owned, not being within the knowledge of Esprit, has been furnished by the respective individuals.

(2) Includes 2,000 Trust Units held by Mr. Stewart's spouse.

(3) Includes 2,033 Trust Units held by Mr. Gardner's spouse.

(4) Mr. Myers has been appointed President and Chief Executive Officer of the Corporation effective May 11, 2006.

(5) Includes 1,133 Trust Units held by Mr. Myers' spouse.

(6) Each Exchangeable Share was exchangeable for 1.19495 Trust Units based on the exchange ratio in effect for February, 2006. The exchange ratio increases each month reflecting the cash distribution not paid on Exchangeable Shares. All Exchangeable Shares remaining outstanding on October 1, 2007 will automatically be exchanged for Trust Units at the exchange ratio in effect on such date.

(7) All trustees of Esprit are currently also directors of Esprit Exploration Ltd.

(8) The Audit Committee is a committee of the Board of Trustees. The Human Resources and Corporate Governance Committee is a committee of the Board of Directors. Neither Esprit nor Esprit Exploration Ltd. has an Executive Committee. In addition, neither Esprit nor Esprit Exploration Ltd. has a Reserves Committee as matters relating to the oil and gas assets of Esprit are dealt with by the entire Board of Directors.

COMPENSATION OF TRUSTEES AND EXECUTIVE OFFICERS

Summary Compensation

Under applicable securities legislation, Esprit is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Esprit, however, does not carry on an active business; its primary business is to hold the securities of Esprit Exploration Ltd., which owns and carries out all aspects of the business of Esprit. Esprit does not have executive officers, rather these roles are discharged by the executive officers of Esprit Exploration Ltd. Compensation is paid by Esprit Exploration Ltd. to its executive officers for acting in such capacities, which involves the management of the business of Esprit Exploration Ltd.

The following table sets forth the compensation for: (i) the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer; and (ii) the three other executive officers serving at December 31, 2005 whose total salary and bonus earned in 2005 exceeded $150,000 Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2005, 2004 and 2003. The six executive officers of Esprit Exploration Ltd. described below are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(6)	Securities Under Options/SARs Granted (#)	Trust Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(7)
Stephen J. Savidant(1)	2005	290,000	Nil	Nil	Nil	Nil	Nil	15,241
President and Chief	2004	332,417	Nil	Nil	Nil	Nil	Nil	1,822,823
Executive Officer	2003	332,083	150,000	Nil	275,000	Nil	Nil	16,604
Stephen B. Soules	2005	255,000	40,000	Nil	Nil	Nil	Nil	13,491
Executive Vice President	2004	228,250	Nil	Nil	Nil	Nil	Nil	1,311,423
and Chief Financial Officer	2003	217,916	100,000	Nil	212,500	Nil	Nil	10,896
Paul B. Myers(2)	2005	76,154	53,333	Nil	Nil	Nil	Nil	104,039
Executive Vice President,	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and Chief Operating Officer	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gregory A. Jerome(3)	2005	170,833	48,000	Nil	Nil	Nil	Nil	59,283
Vice President, Finance and	2004	108,875	Nil	Nil	Nil	Nil	8,266	196,072
Corporate Secretary	2003	94,417	30,000	N/A	80,000	N/A	N/A	5,332
Patrick C. Connors(4)	2005	182,500	48,000	Nil	Nil	Nil	Nil	45,044
Vice President, Operations	2004	151,958	Nil	Nil	Nil	Nil	Nil	138,660
and Field Services	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. St. Clair(5)	2005	167,500	48,000	Nil	Nil	Nil	Nil	39,116
Vice President, Marketing	2004	141,904	Nil	Nil	Nil	Nil	Nil	107,971
and Risk Management	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Savidant will be retiring as President and Chief Executive Officer effective May 11, 2006.

(2) Mr. Myers became an officer of Esprit Exploration Ltd. on September 21, 2005 and has been appointed as President and Chief Executive Officer effective May 11, 2006.

(3) Mr. Jerome became an officer of Esprit Exploration Ltd. on February 27, 2003.

(4) Mr. Connors became an officer of Esprit Exploration Ltd. on October 1, 2004.

(5) Mr. St. Clair became an officer of Esprit Exploration Ltd. on October 1, 2004.

(6) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus for such Named Executive Officer. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the Named Executive Officer, that item and the amount relating thereto will be identified.

(7) The amounts set forth under the column "All Other Compensation" include contributions made by Esprit Exploration Ltd. to the Named Executive Officer under the Employee Unit Savings Plan (or its predecessor) of Esprit Exploration Ltd., participation in which is available to all employees of Esprit Exploration Ltd., amounts representing transaction bonuses associated with the acquisition of Resolute Energy Inc., and amounts representing transaction and retention bonuses associated with the completion of the Esprit Arrangement and amounts representing signing bonuses.

Trust Unit Rights/Stock Appreciation Rights

No Trust Unit rights or options were granted to, or exercised by, the Named Executive Officers during the financial year ended December 31, 2005 and the Named Executive Officers do not hold any such rights or options.

LTIP Awards

The Esprit performance unit inventive plan (the "Performance Unit Incentive Plan") described below under "Performance Unit Incentive Plan" is considered a long-term incentive plan ("LTIP") as it provides compensation intended to motivate performance over a period greater than one financial year.

The following performance units ("Performance Units") were granted to the Named Executive Officers during the financial year ended December 31, 2005 under the Performance Unit Incentive Plan.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	Performance Units Granted (#)	Performance or Other Period Until Maturation or Payout	Threshold (Number of Trust Units)	Target (Number of Trust Units)	Maximum (Number of Trust Units)
Stephen J. Savidant	6,666	1 year(1)	Nil	Nil	Nil
	6,666	2 years	Nil	7,603	19,009
	6,668	3 years	Nil	7,606	19,014
Stephen B. Soules	6,666	1 year(1)	Nil	Nil	Nil
	6,666	2 years	Nil	7,603	19,009
	6,668	3 years	Nil	7,606	19,014
Paul B. Myers	15,000	1 year(1)	Nil	17,109	42,773
	10,000	2 years	Nil	11,406	28,516
	5,000	3 years	Nil	5,703	14,258
Gregory A. Jerome	10,000	1 year(1)	Nil	Nil	Nil
	6,666	2 years	Nil	7,603	17,108
	3,333	3 years	Nil	3,802	8,554
Patrick C. Connors	10,000	1 year(1)	Nil	Nil	Nil
	6,666	2 years	Nil	7,603	17,108
	3,333	3 years	Nil	3,802	8,554
Michael J. St. Clair	10,000	1 year(1)	Nil	Nil	Nil
	6,666	2 years	Nil	7,603	17,108
	3,333	3 years	Nil	3,802	8,554

Notes:

(1) The performance period related to these Performance Units expired with no cash or Trust Units being issued in respect of such Performance Units.

(2) Each of these awards were granted under the Performance Unit Incentive Plan as described under "Performance Unit Incentive Plan" below. Payouts under the Performance Unit Incentive Plan are determined based upon Esprit's total Unitholder return relative to its peer group of energy trusts and such payouts may be made, at Esprit's option, in cash or Trust Units. As Esprit's current intention is to award payouts in Trust Units, the thresholds in the above table are represented in numbers of Trust Units. Included in such numbers are awards of additional Trust Units for the value of distributions paid on the Trust Units over the applicable performance period.

Trust Unit Ownership Guidelines for Executive Officers

The Board of Trustees has established Trust Unit ownership guidelines for each of the executive officers of the Corporation. The guideline level of ownership is 25,000 Trust Units for each of the Chief Executive Officer, and the Chief Financial Officer and Chief Operating Officer within three years of their appointment. All other executive officers are required under the ownership guidelines to own at least 10,000 Trust Units within three years of appointment with increasing requirements each year. As of the date hereof, all officers are in compliance with the Trust Unit ownership guidelines.

Performance Unit Incentive Plan

The Esprit Performance Unit Incentive Plan is designed to advance the interests of Esprit by providing the trustees of Esprit and directors, officers, employees of, or providers of services to, Esprit Exploration Ltd. and any of its subsidiaries the opportunity to participate in the creation of value in Esprit, thereby: (i) increasing the proprietary interests of such persons in Esprit; (ii) aligning the interests of such persons with the interests of Unitholders generally; (iii) encouraging such persons to remain associated with Esprit and its subsidiaries; and (iv) furnishing such persons with an additional incentive for their efforts on behalf of Esprit and its subsidiaries.

The Performance Unit Incentive Plan is a full-value unit plan using the value of Trust Units as the basis for the granting of Performance Units. Each Performance Unit is equal in value to one Trust Unit. The Board of Directors administers the plan and may designate which trustees of Esprit and directors, officers, employees and consultants of Esprit Exploration Ltd. are to be granted Performance Units. Eligible participants receive target level grants of Performance Units, which are settled at the end of a maximum three year term for each grant (a "Performance Period"). Grants of Performance Units are made at the beginning of the first year of the Performance Period and payout determinations under the Performance Unit Incentive Plan are made after the end of the Performance Period relating to such Performance Units. Vesting is based on time and performance conditions. Employees must be employed at the end of each Performance Period to qualify for awards under the Performance Unit Incentive Plan. Provision is made for the accelerated vesting of Performance Units in the event of a change of control of Esprit.

Actual payouts from the Performance Units depend on performance against selected performance measures ("Performance Measure"), which in turn determines a performance factor ("Performance Factor"). The Performance Measure currently selected by the Board of Directors is relative total Unitholder return (as compared against a peer group of Canadian oil and gas royalty trusts). A target level of performance ("Performance Target") is set for each grant. Actual performance equaling the Performance Target will result in a Performance Factor of one (1.0). Actual performance exceeding the Performance Target will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below Performance Target will result in a lower Performance Factor and therefore lower than target level payouts. Final awards can therefore be larger or smaller than the target grant depending on Esprit's actual performance over each Performance Period. Performance Units are not assignable.

Payouts under the Performance Unit Incentive Plan equal the value of the Performance Factor adjusted number of Performance Units multiplied by the market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period.

Payouts under the Performance Unit Incentive Plan may be in cash or Trust Units or some combination thereof at the discretion of the Board of Directors. A number of Trust Units are reserved for issuance under the Performance Unit Incentive Plan equal to 5% of the total of: (i) the number of Trust Units issued and outstanding from time to time; and (ii) the number of Trust Units issuable upon exchange of the Exchangeable Shares issued and outstanding from time to time. If any Performance Unit expires or terminates for any reason without Trust Units having been issued in respect thereof, the Trust Units issuable in respect thereof remain available for grant.

Executive Employment Contracts and Change of Control Arrangements

Each of Messrs. Savidant, Soules, Myers, Jerome, Connors and St. Clair has entered into an employment agreement with Esprit Exploration Ltd. Pursuant to such employment agreements, each individual is entitled to (i) an annual base salary; (ii) discretionary bonuses as determined by the Board of Directors; (iii) participate in Esprit's Employee Unit Savings Plan; and (iv) participate in the granting from time to time of Performance Units under the Performance Unit Incentive Plan.

In the event of change of control of Esprit or Esprit Exploration Ltd. where Mr. Savidant is terminated by Esprit Exploration Ltd. within one year following the change of control or Mr. Savidant terminates his employment within 90 days of the change of control, Mr. Savidant shall be entitled to a sum of money equal to one year's salary, bonus and benefits. Mr. Savidant may also terminate his employment on 60 days notice and receive a retirement allowance equal to 50% of the foregoing amounts plus an additional 1/12 of the retirement allowance for each month of service past October 1, 2005, to a maximum retirement allowance of one year's salary, bonus and benefits.

In the event of a change of control of Esprit or Esprit Exploration Ltd. where Mr. Soules is terminated by Esprit Exploration Ltd. within one year following the change of control or Mr. Soules terminates his employment within 90 days of the change of control, Mr. Soules shall be entitled to a sum of money equal to one year's salary, the average of his last two annual bonuses and one year's benefits, in each case multiplied by a service factor (being a factor of one during the first two years of service after October 1, 2004, a factor of two for the next year of service and a factor of two and one-half thereafter). Mr. Soules may terminate his employment on 60 days notice and receive a retirement allowance equal to 50% of each of his salary, last annual performance bonus and benefits, plus an additional 1/12 of the said retirement allowance for each month of service past October 1, 2005, to a maximum retirement allowance of one and one-half year's salary, bonus and benefits.

In the event of a change of control of Esprit or Esprit Exploration Ltd. where Mr. Myers is terminated by Esprit Exploration Ltd. within one year following the change of control or Mr. Myers terminates his employment within 90 days of the change of control, Mr. Myers shall be entitled to a sum of money equal to 1.5 times the total of his annual salary, the simple average of his most recent two annual performance bonuses and the amount paid by the Corporation for all benefits and perquisites.

In the event of a change of control of Esprit where Messrs. Connors, Jerome or St. Clair are terminated by Esprit Exploration Ltd. within one year following the change of control, each of such Named Executive Officers shall be entitled to a sum of money equal to one and one-half year's salary plus one additional month's salary for each one year of completed service past October 1, 2004 (to a maximum of an additional six months salary), the average of his last two annual bonuses and an amount of benefits equal to the number of months for which salary was paid in respect of the change of control.

In addition, in the event of a change of control, each Named Executive Officer's unvested Performance Units granted under the Performance Unit Incentive Plan shall become fully vested and be paid out based upon performance at the time.

In respect of the employment agreements of Messrs. Savidant, Soules and Myers, a change of control occurs upon the happening of any of the following: (i) the acceptance by the holders of Trust Units representing more than 35% of the Trust Units of any offer for all Trust Units; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the Trust Units; (iii) the sale by Esprit of all or substantially all of its assets; (iv) the approval by the Board of Trustees or Unitholders to substantially liquidate the assets of Esprit or wind-up Esprit's business or significantly rearrange the affairs of Esprit in one or more transactions or series of transactions; (v) individuals who were proposed as nominees to become members of the Board of Trustees immediately prior to a meeting of Unitholders involving a contest for or an item of business relating to the election of trustees, not constituting a majority of the Board of Trustees following such election; (vi) the resignation of any three independent members of the Board of Trustees on or about the same time; and (vii) any other event which in the opinion of the Board of Trustees reasonably constitutes a change of control. Additionally, a change of control shall also be deemed to have occurred upon a change of control in Esprit Exploration Ltd. in comparable circumstances to those set out for the Trust.

In respect of the employment agreements of Messrs. Connors, Jerome and St. Clair, a change of control occurs upon the happening of any of the following: (i) the acceptance by the holders of Trust Units representing more than 35% of the Trust Units of any offer for all Trust Units, provided that no change of control shall have occurred if upon completion of such transaction individuals who were members of the Board of Trustees immediately prior to such transaction constitute a majority of the Board of Trustees following such transaction; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the Trust Units; (iii) the sale by Esprit of all or substantially all of its assets; (iv) the approval by the Board of Trustees or Unitholders to substantially liquidate the assets of Esprit or wind-up Esprit's business or significantly rearrange the affairs of Esprit in one or more transactions or series of transactions; (v) individuals who were proposed as nominees to become members of the Board of Trustees immediately prior to a meeting of Unitholders involving a contest for or an item of business relating to the election of trustees, not constituting a majority of the Board of Trustees following such election; and (vi) any other event which in the opinion of the Board of Trustees reasonably constitutes a change of control.

Composition of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is a committee of the Board of Directors and reports to that full board on, among other things, executive compensation matters.

The members of the Human Resources and Corporate Governance Committee for the year ended December 31, 2005 and presently are John E. Panneton (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer (member since February 2005). Mr. Donald R. Gardner served as Chief Financial Officer of Esprit Exploration Ltd. from December, 1999 until May, 2002.

Report on Executive Compensation

The Human Resources and Corporate Governance Committee monitored the executive compensation arrangements for Esprit Exploration Ltd. and its subsidiaries during 2005 as well as approving an overall "compensation philosophy" for the entire organization. In general, the Human Resources and Corporate Governance Committee considers and makes recommendations to the Board of Directors regarding the compensation arrangements for executive officers, including salaries, benefits, the establishment of bonus targets and allocations of bonuses and grants of Performance Units under the Performance Unit Incentive Plan, in each case taking into account information obtained by the Human Resources and Corporate Governance Committee independently. The philosophy of the Human Resources and Corporate Governance Committee is to attempt to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation, in order to attract, retain and motivate highly qualified personnel. By placing more emphasis on variable compensation, a greater portion of the compensation of the executive officers is at risk and dependent upon increases in Esprit's performance and Trust Unit price.

Base Salaries and Benefits

In determining the remuneration of the executive officers of Esprit Exploration Ltd., the Human Resources and Corporate Governance Committee utilized industry assessments and competitive data for comparable-sized trusts within the oil and gas sector, from industry surveys. The Human Resources and Corporate Governance Committee considered the long-term interests and financial objectives of Esprit as well as individual performance and achievement. The group life, short-term disability, long-term disability, health and dental benefit plans of Esprit Exploration Ltd. are comparable to industry peers and are available to all permanent employees.

Bonuses

The annual cash bonus program of Esprit Exploration Ltd. is based on a set of performance targets measured against both relative and absolute performance criteria. The Board of Directors approves the performance criteria at the beginning of each financial year. The criteria include: production growth; reserve replacement; finding, development and acquisition costs; pricing; operating costs and general and administrative costs. The bonus program is available to reward those employees who have made a contribution toward an increase in Unitholder value. The allocation of bonuses to the executive officers and other employees of Esprit Exploration Ltd. is made by taking into account salary and position and individual, team and department performance in relation to Esprit's industry peers. Subsequent to year end, a total of $1,200,000 was paid to employees under the cash bonus program for recognition of corporate and individual performance in 2005.

Performance Unit Incentive Plan

There were 526,901 Performance Units awarded under the Performance Unit Incentive Plan in 2005. Future awards will be considered by the Board of Directors on the recommendation of the President and Chief Executive Officer and the Human Resources and Corporate Governance Committee. Awards of Performance Units under the Performance Unit Incentive Plan to the President and Chief Executive Officer will be considered by the Board of Directors on the recommendation of the Human Resources and Corporate Governance Committee. 2005 was the first year in which Performance Units were granted. The outstanding Performance Units held by any given grantee are not a factor in determining whether and how many new Performance Units are granted to that grantee.

Employee Unit Savings Plan

An additional element of the compensation program of Esprit Exploration Ltd. is the employee unit savings plan (the "EUSP"), which is available to all officers and employees. Each of the Named Executive Officers participate in the EUSP.

Participants may contribute up to 5% of their monthly base salary to the EUSP. In 2005, Esprit matched the participant's contributions up to a maximum of 5% of the participant's base salary. All of Esprit Exploration Ltd.'s contributions are used to purchase Trust Units in a RRSP account in the participant's name. The participant's contributions are used to purchase the Trust Units or a variety of other investment options. If the participant does not have adequate room in his or her RRSP then the units are purchased in a non-RRSP account. In determining contribution levels to the EUSP, Esprit Exploration Ltd. considers the fact that it does not have a pension plan. Effective January 1, 2006, Esprit Exploration Ltd. increased the matching component of its EUSP such that Esprit will match 150% of each participant's contributions up to a maximum of 6% of the participant's base salary.

Purchases of Trust Units with Esprit Exploration Ltd.'s contributions under the EUSP are made by a trustee in the open market through the Toronto Stock Exchange. All or any portion of participant contributions under the EUSP may, at the option of Esprit Exploration Ltd., be used to purchase Trust Units directly from treasury at the then current market price, as an alternative to the trustee purchasing Trust Units in the open market through the Toronto Stock Exchange.

The foregoing report on Executive Compensation is submitted by the Human Resources and Corporate Governance Committee on behalf of the Board of Directors.

John E. Panneton (Chair)
Donald R. Gardner
Eric L. Schwitzer
Douglas W. Palmer

Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units (assuming a $100 investment was made on October 5, 2004 and assuming the reinvestment of distributions) with the cumulative total return of the S&P TSX Composite Index for the period which commenced on October 5, 2004 and ended on December 31, 2005, assuming reinvestment of dividends.



Esprit Energy Trust
S&P/TSX Composite Index
$150
$125
$100
$75
$50
October 5, 2004
December 31, 2004
December 31, 2005

	Cumulative Total Return		
	October 5, 2004	December 31, 2004	December 31, 2005
Esprit Energy Trust	$100	$100	$118
S&P TSX Composite Index	$100	$105	$128

Compensation of Trustees

Each non-employee trustee of Esprit, other than the Chairman of the Board of Trustees, receives an annual fee of $20,000. The Chairman of the Board of Trustees receives an aggregate annual fee of $50,000. In addition, the Chairman of the Audit Committee receives an annual fee of $10,000 and the Chairman of the Human Resources and Corporate Governance Committee receives an annual fee of $7,000. Members of each committee, excluding the chair, receive an annual retainer of $3,000.

Each non-employee trustee of Esprit, receives a fee of $1,500 for each Board meeting attended and a fee of $1,500 for each committee meeting attended. Non-employee trustees residing outside of Calgary, Alberta also receive a $1,000 attendance fee per trip. Trustees are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as trustees.

For the fiscal year ended December 31, 2005, the aggregate compensation paid or payable to trustees of Esprit and directors of Esprit Exploration Ltd. in respect of meetings of the Board of Trustees, the Board of Directors and the committees thereof was $447,250.

Trust Unit Ownership Guidelines for Trustees

The Board of Trustees has established Trust Unit ownership guidelines for the trustees of Esprit. The guideline level of ownership is 12,500 Trust Units for each trustee within three years of their appointment. As at the date hereof, each of the trustees are in compliance with the Trust Unit ownership guidelines.

EQUITY COMPENSATION PLAN INFORMATION

Under the Performance Unit Incentive Plan, the Board of Directors may from time to time designate trustees of Esprit and directors, officers, employees of, or providers of services to, Esprit Exploration Ltd. to whom Performance Units of Esprit may be granted and the number of Performance Units to be granted to each. The following table sets forth certain information with respect to equity compensation plans of the Trust under which Units are authorized for issuance as at December 31, 2005.

Plan Category	Number of Units to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Units remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Unitholders	N/A	N/A	3,330,555[1]
Equity compensation plans not approved by Unitholders	Nil	N/A	Nil
Total	N/A	N/A	3,330,555[1]

Note:

(1) As at December 31, 2005, an aggregate of 3,330,555 Trust Units were reserved for issuance under the Performance Unit Incentive Plan, being a number equal to 5% of the number issued and outstanding Trust Units at such time (including Trust Units issuable on the exchange of Exchangeable Shares). Payouts under Performance Units granted under the Performance Unit Incentive Plan are determined based upon performance results evaluated at the time of payout against pre-selected Performance Measures, which payouts may be satisfied by Esprit through the issuance of Trust Units. Therefore, the aggregate number of Trust Units issuable under the terms of outstanding Performance Units may not be determined until the time of payout, although under the terms of the Performance Unit Incentive Plan the aggregate number of Trust Units issuable may not exceed the number reserved under the Performance Unit Incentive Plan at such time.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets forth the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees to Esprit, Esprit Exploration Ltd. or any of their subsidiaries outstanding as at March 15, 2006.

Purpose	Aggregate Indebtedness ($)	
	To Esprit or its Subsidiaries	To Another Entity
Security purchases	414,999.33[1]	Nil
Other	Nil	Nil

Note:

(1) The amount of indebtedness relates to loans granted to a former executive of Esprit Exploration Ltd. who resigned in June 2000 for share purchases between 1993 and 1999. It is no longer Esprit's practice to make loans to its employees for purchase of shares.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of Esprit, directors, executive officers or senior officers of Esprit Exploration Ltd., or any Unitholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction since the commencement of Esprit's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Esprit or Esprit Exploration Ltd.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Trustees and the Board of Directors (together, the "Board") recognize that effective corporate governance is critical to the continued and long-term success of Esprit by helping to maximize Unitholder value over time. Esprit continues to update and modify its governance practices, and has recently done so with respect to the matters addressed by National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 *Corporate Governance Guidelines*, as adopted by the Canadian Securities Administrators with an effective date of June 30, 2005.

The governance policies and practices of Esprit have been developed under the guidance of the Human Resources and Corporate Governance Committee of the Board of Directors. The Human Resources and Corporate Governance Committee continuously reviews the governance policies and practices of Esprit to ensure that Esprit complies with all applicable legal requirements.

A description of Esprit's governance practices and policies with reference to the items set forth in NI 58-101 is attached hereto as Appendix "A".

Mandates and Composition of the Board

The Board of Trustees and Board of Directors are comprised of the same members. The Board of Trustees and Board of Directors are each comprised of eight members, a size that Esprit believes is commensurate with the complexity of Esprit's business.

The Board of Trustees is responsible for the stewardship and the affairs of Esprit. The Board of Trustees seeks to discharge such responsibility by reviewing and discussing Esprit's investment in Esprit Exploration Ltd., and monitoring the stewardship of the Board of Directors. The Board of Trustees is responsible for establishing and maintaining a culture of integrity in the conduct and affairs of Esprit, with the best interests of Esprit being the paramount concern. The responsibilities and obligations of the Board of Trustees are set forth in a written mandate of the Board of Trustees, a copy of which is attached hereto as Appendix "B". The Board of Trustees annually reviews its mandate and considers changes as appropriate.

The Board of Trustees is composed of eight members. Six of the eight persons nominated for election to the Board of Trustees at the Meeting, Messrs. D. Michael G. Stewart, Donald R. Gardner, John E. Panneton, Eric L. Schwitzer, W. Mark Schweitzer and Douglas W. Palmer are considered to be independent trustees. For further information in this regard, see Appendix "A" hereto.

The Board of Directors' fundamental objectives are to enhance and preserve long-term shareholder value and, as a result, Unitholder value, and to ensure Esprit Exploration Ltd. meets its obligations on an ongoing basis and that it operates in a reliable and safe manner. The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Esprit Exploration Ltd., and to act honestly and in good faith with a view to the best interests of Esprit Exploration Ltd. In performing its functions, the Board of Directors also considers the legitimate interests its other stakeholders, such as employees and communities, may have in Esprit Exploration Ltd. and Esprit. In broad terms, the Board of Directors is involved in strategic planning, financial reporting, risk management and risk mitigation, composition of senior management, communication planning and internal control integrity. The responsibilities and obligations of the Board of Directors are set forth in a written mandate of the Board of Directors, a copy of which is attached hereto as Appendix "C". The Board of Directors annually reviews its mandate and considers changes as appropriate.

The Board of Directors is composed of eight members. Persons elected to the Board of Trustees at the Meeting will also be appointed to the Board of Directors. Six of the eight persons nominated for election to the Board of Trustees at the Meeting, who if elected will also be appointed to the Board of Directors, Messrs. D. Michael G. Stewart, Donald R. Gardner, John E. Panneton, Eric L. Schwitzer, W. Mark Schweitzer and Douglas W. Palmer are considered to be independent directors. For further information in this regard, see Appendix "A" hereto.

Committees of the Board and Composition

The standing committees of the Board of Trustees and Board of Directors are an integral part of governance structure of Esprit as they facilitate effective board decision-making by providing recommendations on matters within their respective responsibilities. The Board of Trustees has one committee, the Audit Committee, and the Board of Directors has one committee, the Human Resources and Corporate Governance Committee. Each committee consists of a minimum of three trustees or directors, as applicable, and there is a requirement that all committee members shall be independent. One member of each committee is designated as Chair. Each member of the Audit Committee is required to be "financially literate" (i.e., possess the ability to read and understand financial statements). The Boards give consideration to the periodic rotation of membership of each committee and, from time to time as the Boards see fit, chairmanship of the committees.

Audit Committee

The Audit Committee has been established to assist the Board of Trustees of Esprit in carrying out its oversight responsibility for Esprit's and its subsidiaries' and affiliates' internal controls, financial reporting and risk management processes. The Audit Committee has unrestricted access to personnel and documents and is provided with the resources necessary to carry out its responsibilities. The Audit Committee and the external auditors meet at least quarterly without the presence of Esprit management to review any areas of material disagreement between management and the external auditors or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data and information. As necessary or desirable, any member of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee.

The responsibilities and obligations of the Audit Committee are set forth in a written mandate, a copy of which is attached hereto as Appendix "D". The Audit Committee annually reviews its mandate and considers changes as appropriate.

The Audit Committee is currently comprised of Messrs. W. Mark Schweitzer (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer, each of whom is independent and financially literate. The Chair of the Board of Trustees is *ex officio* a member of the Audit Committee.

A description of certain matters relating to the Audit Committee is set forth under the heading "Audit Committee Matters" in the AIF, a copy of which is available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee has been established to assist the Board of Directors in reviewing and making recommendations to the Board of Directors in respect of (i) human resource policies, practices and structures; (ii) matters related to corporate governance, (iii) the nomination of candidates for election to the Board; and (iv) matters related to the compensation of executive officers of the Corporation and members of the Board.

The responsibilities and obligations of the Human Resources and Corporate Governance Committee are set forth in a written mandate, a copy of which is attached hereto as Appendix "E". The Human Resources and Corporate Governance Committee annually reviews its mandate and considers changes as appropriate.

The Human Resources and Corporate Governance Committee is currently comprised of Messrs. John E. Panneton (Chair), Donald R. Gardner, Eric L. Schwitzer and Douglas W. Palmer, each of whom is independent. The Chair of the Board of Directors is *ex officio* a member of the Human Resources and Corporate Governance Committee.

Meetings of the Board and the Committees

Each of the Board of Trustees and the Board of Directors meet in person at least five times annually. In addition to regular quarterly meetings, once per year the Board of Trustees and Board of Directors meet with the management team for two days of business discussions and strategy planning. The Board of Trustees and Board of Directors hold additional unscheduled meetings from time-to-time as business needs require. The Board of Trustees held 12 meetings in Esprit's last financial year, eight times in person and four times by telephone conference call. The Board of Directors held 19 meetings in Esprit's last financial year, 10 times in person and nine times by telephone conference call.

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis and reports to Unitholders. Each committee can hold unscheduled additional meetings from time to time as business needs require or as may be requested by a member of the Board of Trustees or Board of Directors. The Audit Committee held seven meetings in Esprit's last financial year, five times in person and two times by telephone conference call. The Human Resources and Corporate Governance Committee held seven meetings in Esprit's last financial year, five times in person and two times by telephone conference call.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2005 for meetings of the Board of Trustees and Board of Directors and committees of which each was a member.

	Number of Meetings Attended		
Trustee/Director	**Board of Trustees**	**Board of Directors**	**Committee**
D. Michael G. Stewart	12/12	19/19	13/14
Donald R. Gardner	11/12	19/19	14/14
John E. Panneton	12/12	18/19	7/7
Eric L. Schwitzer	12/12	18/19	14/14
W. Mark Schweitzer[(1)]	9/10	17/18	5/5
Douglas W. Palmer[(1)]	10/10	16/18	11/11
Stephen J. Savidant	12/12	19/19	N/A
Stephen B. Soules	12/12	19/19	N/A

Note:

(1) Messrs. Schweitzer and Palmer were appointed to the Board of Trustees and Board of Directors on February 16, 2005 and their attendance is for those meetings held after their appointment.

Code of Business Ethics

Esprit has adopted a Code of Business Ethics and Conduct (the "Code"), which applies to all trustees of Esprit and directors, officers, employees and consultants of Esprit Exploration Ltd. The Code affirms Esprit's policy that the conduct of every trustee, director, officer, employee and consultant is based upon the highest ethical standards. The Code also contains Esprit's "whistle blower" policy, which sets forth the procedure for individuals to make complaints regarding accounting and financial reporting matters or any other matter on a confidential and anonymous basis. Complaints regarding accounting and financial reporting matters are handled by the Chair of the Audit Committee, an independent member of the Board of Trustees, and complaints other than accounting and financial reporting matters are handled by the appropriate senior officer of Esprit. Complaints relating to matters other than accounting and financial reporting but involving a senior officer of Esprit Exploration Ltd. are handled by the Chairman of the Board of Trustees, who is also an independent member of the board. Every trustee, director, officer employee and consultant is required to sign and acknowledge their compliance with the Code. Each quarter, management reports to the Audit Committee as to whether there has been any breaches of the Code or reports under the "whistle blower" policy. A copy of the Code is available on the SEDAR website at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to Esprit is available on the SEDAR website at www.sedar.com. Financial information of Esprit is provided in the comparative financial statements and management discussion and analysis of Esprit for the most recently completed financial year. Copies of the financial statements, management discussion and analysis and annual information form of Esprit may be obtained from the Secretary of Esprit at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by facsimile at (403) 213-3735.

The governance practices of Esprit in relation to the disclosure requirements of NI 58-101, taking into account the particular structure of Esprit, are set out below.

Governance Disclosure Guideline under NI 58-101	Governance Procedures at Esprit
1. Board of Trustees and Board of Directors	
(a) Disclose the identity of Trustees/Directors who are independent.	Messrs. D. Michael G. Stewart, Donald R. Gardner, John E. Panneton, Eric L. Schwitzer, W. Mark Schweitzer and Douglas W. Palmer are independent Trustees/Directors.
(b) Disclose the identity of Trustees/Directors who are not independent, and describe the basis for that determination.	Messrs. Savidant and Soules, current Trustees/Directors, and Mr. Myers, a nominee for election as a Trustee/Director, are not independent Trustees/Directors due to their positions as officers of the Corporation.
(c) Disclose whether or not a majority of Trustees/Directors are independent. If a majority of Trustees/Directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the nominees to the Board of Trustees and Board of Directors, specifically six of the eight members thereof, are independent.
(d) If a Trustee or Director is presently a trustee or director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Trustee/Director and the other issuer.	The following Trustees and Directors currently serve on the board of the reporting issuers (or equivalent) listed below[1]: D. Michael G. Stewart: Canadian Energy Services Inc. (managing partner of Canadian Energy Services L.P.) Donald R. Gardner: Intermap Technologies Corporation Canadian Spirit Resources Inc. John E. Panneton: Viceroy Homes Limited Eric L. Schwitzer: Versacold Income Fund SNP Health Split Corp. SNP Split Corp. Pitchstone Exploration Ltd.
(e) Disclose whether or not the independent Trustees/Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Trustees/Directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent Trustees/Directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent Trustees/Directors.	Following each meeting, the Board conducts "in camera" sessions, at which members of management are not in attendance. As such, the number of in camera meetings held during the preceding 12 months is equal to the number of Board meeting held during such time as set forth under "Statement of Corporate Governance Practices - Meetings of the Board and the Committees" in the Information Circular. All of the members of the committees of the Board are independent Directors/Trustees and management is not present for a portion of each of such meetings. The number of committee meetings held during the preceding 12 months is set forth under "Statement of Corporate Governance Practices - Meetings of the Board and the Committees" in the Information Circular.
(f) Disclose whether or not the chair of the Board is independent. If the Board has a chair or lead Trustee/Director who is an independent Trustee/Director, disclose the identity of the independent chair or lead Trustee/Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Trustee/Director that is independent, describe what the Board does to provide leadership for its independent	Mr. D. Michael G. Stewart, the Chair of each of the Board of Trustees and the Board of Directors, is independent. The role and responsibilities of the Chair of the Board of Trustees and the Board of Directors is described in the Chair's position description, which is available on the SEDAR website at www.sedar.com.

[1] Unless otherwise indicated, all issuers noted above are reporting issuers in one or more Canadian Jurisdictions.

Trustees/Directors.	
(g) Disclose the attendance record of each Trustee/Director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each Trustee/Director for all Board meetings held during the year ended December 31, 2005 is disclosed under "Statement of Corporate Governance Practices - Meetings of the Board and the Committees" in the Information Circular.
2. **Mandates of the Board of Trustees and the Board of Directors**	
Disclose the text of the Boards' written mandates. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The mandate of the Board of Trustees is attached as Appendix "B" to the Information Circular. The mandate of the Board of Directors is attached as Appendix "C" to the Information Circular.
3. **Position Descriptions**	
(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Boards have developed written position descriptions for the Chair of the Board of Trustees and Board of Directors and the Chair of each committee of the Board, specifically the Audit Committee and the Human Resources and Corporate Governance Committee.
(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the CEO.
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the Board takes to orient new trustees regarding (i) the role of the Board, its committees and its Trustees/Directors, and (ii) the nature and operation of the issuer's business.	Senior management of Esprit oversees an orientation program for new Trustees and Directors, which provides an overview of Esprit's history and development, a discussion regarding personnel matters, an examination of Esprit's assets and financial position, and a review of the Trust's strategy and execution, as well as significant issues facing the business. Esprit has developed a Board manual containing Esprit's public disclosure documents, meeting minutes, written policies and guidelines and relevant business and operational information. The manual is updated as required.
(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its Trustees/Directors. If the Board does not provide continuing education, describe how the board ensures that its Trustees/Directors maintain the skill and knowledge necessary to meet their obligations as Trustees/Directors.	Esprit undertakes ongoing education efforts that include regular briefings from management on industry and market developments. The Board is also provided with information and briefings on new regulations and legislation respecting accounting and forecast standards and reporting and disclosure requirements. Furthermore, each director has a budget for external educational initiatives.
5. **Ethical Business Conduct**	
(a) Disclose whether or not the Board has adopted a written code for the Trustees/Directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most	The Board has developed a Code of Business Ethics and Conduct, which is available on the SEDAR website at www.sedar.com. The Code of Business Ethics and Conduct, including the manner in which the Board monitors compliance with the code, is described under "Statement of Corporate Governance Practices - Code of Business Ethics" in the Information Circular.

recently completed financial year that pertains to any conduct of a trustee or executive officer that constitutes a departure from the code.	
(b) Describe any steps the Board takes to ensure Trustees/Directors' independent judgment in considering transactions and agreements in respect of which a Trustee/Director or executive officer has material interest.	Esprit's Code of Business Ethics and Conduct provides that Trustees/Directors should not enter into any transaction or engage in any practice directly or indirectly, which would tend to influence him or her to act in any manner other than in the best interests of the Corporation. In those circumstances where a Trustee/Director has a direct or indirect interest in a material contract or material transaction which involves the Corporation, the Director is subject to the requirements of the *Canada Business Corporations Act* and further required by the Code of Business Ethics and Conduct to declare their interest and abstain from voting on the contract or transaction.
(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Officers and employees of Esprit are required, upon commencement of their employment, to certify compliance with Code of Business Ethics and Conduct. Esprit also conducts reference checks on new employees and conducts thorough interviews prior to hiring any new employees.
6. **Nomination of Trustees/Directors**	
(a) Describe the process by which the Board identifies new candidates for Board nomination.	The Human Resources and Corporate Governance Committee serves as the nominating committee of the Board. The Human Resources and Corporate Governance Committee identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Human Resources and Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. The Human Resources and Corporate Governance Committee also considers potential conflicts arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Human Resources and Corporate Governance Committee makes recommendations on candidates to the Board.
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent Trustees/Directors. If the Board does not have a nomination committee composed entirely of independent Trustees/Directors, describe what steps the Board takes to encourage an objective nomination process.	The Human Resources and Corporate Governance Committee of the Board of Directors serves as the nominating committee of the Board and is composed of four independent Directors.
(c) If the Board has a nomination committee, describe the responsibilities, powers and operation of the nominating committee.	The Human Resources and Corporate Governance Committee has been established to assist the Board of Directors in reviewing and making recommendations to the Board of Directors in respect of, among other things, the nomination of candidates for election to the Board. The Human Resources and Corporate Governance Committee is composed of three independent Directors. For further information concerning the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee, see "Statement of Corporate Governance Practices - Committees of the Board and Composition" and the text of the mandate of the Human Resources and Corporate Governance Committee attached as Appendix "E" to the Information Circular.
7. **Compensation**	
(a) Describe the process by which the Board determines the compensation for the issuer's Trustees/Directors and officers.	The Human Resources and Corporate Governance Committee serves as the compensation committee of the Board. The Human Resources and Corporate Governance Committee is responsible for the Corporation's approach to human resource issues, including the compensation of Trustees/Directors and officers and makes recommendations to the Board

	of Directors in those matters. In serving this function, the Human Resources and Corporate Governance Committee surveys the compensation levels of Esprit's peers on an ongoing basis and obtains the advice of industry consultants from time to time.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent Trustees/Directors. If the Board does not have a compensation committee composed entirely of independent Trustees/Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Human Resources and Corporate Governance Committee of the Board of Directors serves as the compensation committee of the Board and is composed of four independent Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources and Corporate Governance Committee has been established to assist the Board of Directors in reviewing and making recommendations to the Board of Directors in respect of, among other things, matters related to the compensation of executive officers of the Corporation and members of the Board. The Human Resources and Corporate Governance Committee is composed of four independent Directors. For further information concerning the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee, see "Statement of Corporate Governance Practices - Committees of the Board and Composition" and the text of the mandate of the Human Resources and Corporate Governance Committee attached as Appendix "E" to the Information Circular.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's Trustees/Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that face and briefly describe the nature of the work.	Esprit did not retain any compensation consultant or advisor during the year ended December 31, 2005.
8. **Other Board Committees**	
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Audit Committee and the Human Resources and Corporate Governance Committee. The Human Resources and Governance Committee also serves the functions normally performed by a Compensation and Nominating Committee.
9. **Assessments**	
Disclose whether or not the Board, its committees and individual Trustees/Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual trustees are performing effectively.	The Human Resources and Corporate Governance Committee reviews the effectiveness of the Board, its committees and individual Trustees/Directors. Under the direction of the Human Resources and Corporate Governance Committee, Esprit has developed a Board effectiveness questionnaire which is completed on an annual basis. The Human Resources and Corporate Governance Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate.

The term "Trust" herein shall refer to Esprit Energy Trust and the term "Board" shall refer to the board of Trustees of the Trust.

The Board is responsible for the stewardship of the affairs of the Trust. The Board seeks to discharge such responsibility by reviewing and discussing the Trust's investments, and in particular the Trust's interest in Esprit Exploration Ltd. ("Esprit"), and monitoring the stewardship of Esprit by Esprit's board of directors.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Trust. The best interests of the Trust must be paramount at all times.

DUTIES OF TRUSTEES

The Board discharges its responsibilities directly and through an Audit Committee comprised of certain of its members. The Board's primary role is of overseeing the affairs of the Trust and its principal duties include, but are not limited to the following categories:

Oversight of Trust

1. The Board has the responsibility for the overall management of the Trust, including strategy and operations to ensure the long term success of the Trust and to maximize total unitholder return.
2. The Board's responsibility includes ensuring that the Trust operates in accordance with the terms of the Trust Indenture dated August 16, 2004 pursuant to which the Trust was created, the Amended and Restated Trust Indenture dated September 30, 2004 and June 30, 2005, and any further amendments or restatements thereof (collectively the "Trust Indenture").
3. The Board retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee mandates and trustee compensation.
4. The Board may delegate to committees or otherwise in accordance with the Trust Indenture matters it is responsible for, including the approval of financial results, the oversight of internal control systems and the approval of continuous disclosure documents, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.
5. The Board is responsible for reviewing and approving material transactions involving the Trust and those matters which the Board is required to approve under the Trust Indenture including the establishment of the Trust's distribution policy, the payment of distributions, the purchase and issuance of units, acquisitions and dispositions of material assets by the Trust and material expenditures by the Trust.

Monitoring of Performance of Esprit and Other Financial Reporting Matters

1. The Board will review and question the strategies and plans of Esprit. The Board is responsible for considering appropriate measures it may take as an investor in Esprit if the performance of Esprit falls short of its goals or if other special circumstances warrant.
2. The Board may, in accordance with the Trust Indenture, delegate operational related matters relating to Esprit to the board of directors of Esprit and has done so by virtue of an Administration Agreement dated September 30, 2004 and, in respect of such delegation, the Board shall monitor and oversee compliance with the terms of such Administration Agreement by Esprit.
3. The Board shall be responsible for approving the annual audited financial statements and the notes thereto and management's discussion and analysis accompanying such financial statements and any press releases related thereto.

4. The Board shall be responsible for approving the quarterly unaudited financial statements and the notes thereto and management's discussion and analysis accompanying such financial statements and any press releases related thereto.

Policies and Procedures

1. The Board is responsible for:

   (a) approving and monitoring compliance with all significant policies and procedures by which the Trust is operated;

   (b) approving policies and procedures designed to ensure that the Trust operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

   (c) enforcing obligations of the trustees respecting confidential treatment of the Trust's proprietary information and Board deliberations; and

   (d) ensuring that individual trustees are appropriately prepared for meetings of the Board and maintain an acceptable attendance record.

Communications and Reporting

1. The Board is responsible for:

   (a) overseeing the accurate reporting of the financial performance of the Trust to unitholders, other security holders and regulators on a timely and regular basis;

   (b) overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

   (c) ensuring the integrity of the internal control and management information systems of the Trust;

   (d) taking steps to ensure the timely disclosure of any other developments that have a significant and material impact on the Trust;

   (e) reporting annually to unitholders on its stewardship for the preceding year;

   (f) reviewing periodically the investor relations and communications strategy of the Trust; and

   (g) overseeing the Trust's implementation of systems which accommodate feedback from unitholders. Unitholders wishing to communicate directly with the independent directors may send private and confidential correspondence to Esprit Energy Group, suite 900, 606-4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Chairman. Such correspondence will be delivered, unopened, to the Chairman of the Board of Trustees.

Policy Statement

The Board of Directors (the "Board") of Esprit Exploration Ltd. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

Recognizing that the Corporation is wholly owned by Esprit Energy Trust (the "Trust") and, pursuant to the Administration Agreement dated September 30, 2004 between the Trust and the Corporation, the Corporation has the responsibility to carry on the business of the Trust, the Board has adopted this Mandate in furtherance of discharging its duties under such Administration Agreement.

Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation or the Trust other than interests and relationships arising from securityholdings of the Trust or the Corporation.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the *Canada Business Corporations Act*, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Responsibilities

The Board's fundamental objectives are to enhance and preserve long-term shareholder and, as a result, total unitholder return, to ensure the Corporation meets its obligations on an ongoing basis (including payments on the outstanding notes from the Corporation to the Trust) and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation and the Trust. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, composition of senior management, communication planning and internal control integrity.

Specific Duties

1. Legal Requirements

   (a) The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

   (b) The Board has the statutory responsibility to:

      (i) manage the business and affairs of the Corporation;

      (ii) act honestly and in good faith with a view to the best interests of the Corporation;

      (iii) exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

      (iv) act in accordance with its obligations contained in the *Canada Business Corporations Act* and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

   (c) The Board has the statutory responsibility for considering the following matters (where applicable) as a full Board which in law may not be delegated to management or to a committee of the Board:

(i) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii) the filling of a vacancy among the Directors;

(iii) the issuance of securities;

(iv) the declaration of dividends;

(v) the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi) the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii) the approval of management proxy circulars; and

(viii) the approval of any take-over bid circular or directors' circular.

2. Independence

The Board shall have the responsibility to:

(a) implement appropriate structures and procedures to permit the Board to function independently of management;

(b) implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(c) provide an orientation and education program for newly appointed members of the Board.

3. Corporate Governance

The Board shall, with the assistance of the Human Resources and Corporate Governance Committee, develop and maintain the Corporation's approach to corporate governance.

4. Strategy Determination

The Board shall:

(a) adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(b) annually review operating and financial performance results relative to established strategy, budgets and objectives.

5. Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders and, as a result, unitholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

6. Appointment, Training and Monitoring of Senior Management

The Board shall:

(a) appoint the Chief Executive officer ("CEO") and senior officers, approve (upon recommendations from the Human Resources and Corporate Governance Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(b) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

(c) establish limits of authority delegated to management.

7. Reporting and Communication

The Board has the responsibility to:

(a) verify that the Corporation has in place policies and programs to enable the Corporation, for and on behalf of the Trust, to communicate effectively with the Trust's unitholders, other stakeholders and the public generally;

(b) verify that the financial performance of the Corporation and the Trust is reported to unitholders of the Trust, other security holders and regulators on a timely and regular basis;

(c) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d) verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e) report annually to unitholders of the Trust on its stewardship of the affairs of the Corporation for the preceding year.

8. Monitoring and Acting

The Board has the responsibility to:

(a) oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(b) verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(c) approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d) monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(e) take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(f) verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

9. Disclosure of Oil and Gas Activities

The Board shall have the responsibility to oversee and review the evaluation and reporting of the Corporation's oil and gas activities in accordance with the Corporate Reserves Policy and Practices and in executing its responsibilities thereunder shall appoint and maintain direct contact with the independent reserves evaluators of the oil and gas assets of the Corporation, review the Corporation's procedures for providing information to the independent reserves evaluators and review and approve filings relating to disclosure of its oil and gas activities prescribed by National Instrument 51-101 in a timely manner to ensure compliance with National Instrument 51-101.

10. Environmental, Health and Safety Matters

The Board shall review the effectiveness and adequacy of safety and environmental control, reporting, training and response procedures which may include:

(a) discussing the Corporation's safety and environmental policies with management;

(b) discussing safety and environment standards with management in relation to current regulations;

(c) reviewing the Corporation's procedures for identifying, controlling, reporting and responding to safety and environmental incidents;

(d) monitoring the Corporation's safety and environmental training and staff evaluation practices;

(e) reviewing the Corporation's system of record keeping and obtaining base-line environmental data;

(f) reviewing the Corporation's methods of evaluating compliance with the Corporation's policies and regulatory requirements and discussing the results with management; and

(g) reviewing the Corporation's accounting and reporting of environmental costs, liabilities and contingencies.

11. Other Activities

(a) The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b) The Board may perform any other activities consistent with this mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.
2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.
5. The Chairman shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.
2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.
3. Notice of a meeting of the Audit Committee shall:
   (a) be in writing;
   (b) state the nature of the business to be transacted at the meeting in reasonable detail;
   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:
   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;
   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
   (c) monitor the independence and performance of Esprit's external auditors;
   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;
   (e) directly oversee the external audit process and results (in addition to items described in Section 4. below);
   (f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;
   (g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;
   (h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:
   (a) inspect any and all of the books and records of Esprit;
   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;
   (c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and
   (d) set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:
   (a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to applicable securities legislation and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

(b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.
8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.
9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.
10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.
11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.
12. The Audit Committee shall establish and maintain procedures for:
    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and
    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.
13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.
14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.
15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") and Esprit Exploration Ltd. (the "Corporation", and together with the Trust, "Esprit") to establish and maintain a Human Resources and Corporate Governance Committee (the "Committee"), composed entirely of independent directors, to assist the board of directors of the Corporation (the "Board of Directors") and the board of trustees of the Trust (the "Board of Trustees", and together with the Board of Directors, the "Boards") in carrying out their responsibilities for: (1) ensuring that the mission and strategic direction of Esprit is reviewed annually and that the Boards and each of their committees carry out their functions in accordance with due process; (2) assessing the effectiveness of each of the Boards, each committee of the Boards, and the contribution of each individual director and trustee; (3) addressing governance issues; (4) identifying, recruiting, nominating, endorsing, recommending appointment of, and orienting new directors; and (5) examining the Corporation's human resources and compensation policies and processes. If deemed necessary by the Committee, it will have the discretion to investigate and conduct reviews of any human resources or compensation matter including the standing authority to retain experts and, with approval of the Board of Directors, special counsel.

Composition of Committee

1. The Committee shall consist of a minimum of three directors. The Board of Directors shall appoint the members of the Committee. The Board of Directors shall appoint one member of the Committee to be the Chair of the Committee.
2. Each director appointed to the Committee by the Board of Directors shall be an outside trustee who is unrelated. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
3. A director appointed by the Board of Directors to the Committee shall be a member of the Committee until replaced by the Board of Directors or until his or her resignation.
4. The Chairman of the Board of Directors shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Committee shall convene at such dates, times and places as may be designated or approved by the Chair of the Committee whenever a meeting is requested by the Board of Directors, a member of the Committee, or the CEO. The Committee shall convene a minimum of three times per year.
2. Notice of each meeting shall be given to each member of the Committee and the CEO, who shall each be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.
3. Notice of a meeting of the Committee shall:
   (a) be in writing;
   (b) state the nature of the business to be transacted at the meeting in reasonable detail;
   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of its members (excluding the Chairman of the Board of Directors). However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.
5. Any member of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at the meeting.
6. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting.
7. The Secretary of the Corporation shall be the Secretary of the meeting or, alternatively, the members of the Committee may choose one of the persons present to be the Secretary of the meeting.
8. The CEO, Chairman and, by invitation, other parties may attend meetings of the Committee; however, the Committee may meet separately at any time.
9. Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.
10. Minutes of Committee meetings will be sent to all Board of Directors members. Reports on the conduct of the meetings will be made to the Board of Directors.

Duties and Responsibilities of the Committee

1. The Committee shall report regularly to the Board of Directors and bring its recommendations to the full Board of Directors and, where appropriate, the Board of Trustees for their approval.
2. The Committee will review and make recommendations to the Board of Directors in respect of:
   (a) human resource policies, practices and structures (to monitor consistency with Esprit's goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);
   (b) compensation policies and guidelines;
   (c) management incentive and perquisite plans and any non-standard remuneration plans;
   (d) senior management, executive and officer appointments and their compensation;
   (e) management succession plans, management training and development plans, termination policies and termination arrangements;
   (f) the Corporation's senior human resource (organizational) structure;
   (g) compensation matters relating to the directors and trustees; and
   (h) such other matters, including matters related to corporate governance, as the Committee may deem appropriate or as may be referred to it from time to time by the Board of Directors or Board of Trustees.
3. In carrying out its governance and nominating responsibilities, the Committee shall:
   (a) on an ongoing basis, identify the competencies and skills most desirous in potential new Trustees and maintain a list of potential candidates who possess those skills;
   (b) in the event of a vacancy occurring on either of the Boards, however caused, the Committee shall within a reasonable period of time, conduct an appropriate search and determine an appropriate candidate, obtain the consent of the candidate to act as a director and trustee and recommend to the Board of Trustees a candidate for appointment as a director and/or trustee to fill the vacancy;
   (c) based upon consideration of his or her performance in office and any other factors considered relevant, recommend to the Board of Trustees whether an individual should be nominated for election or re-election at any annual meeting of unitholders at which he or she is eligible to be elected a trustee;
   (d) review the need for and qualifications of nominees recommended by unitholders for election as trustees;

(e) make recommendations to the Board of Trustees regarding continuing tenure of trustees and/or directors, in accordance with policies that may be determined from time to time by the Board of Trustees;

(f) notwithstanding subparagraphs (a) through (d), the Board of Trustees may direct the Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on either of the Boards or the Committee;

(g) in the event of a vacancy occurring on a committee of either of the Boards, however caused, the Committee shall recommend to the relevant Board a person or persons for appointment as a member to fill such vacancy;

(h) make recommendations from time to time to the Boards concerning such other matters, including matters related to corporate governance, as the Committee may deem appropriate or as may be referred to it from time to time by either of the Boards.

(i) annually review and evaluate the role of the Boards and their Committees and the methods and processes by which the Boards fulfill their duties and responsibilities, including the methods and processes for evaluating effectiveness.

(j) monitor and review annually the corporate Code of Business Ethics and Conduct Policy, the Corporate Disclosure Policy, and corporate guidelines for maintaining confidentiality, and recommend changes and action required to deal with breaches of policy or guidelines; and

(k) with respect to the training and development of the Boards:

  (i) approve any training and development experiences funded by the Corporation for the Boards as a whole or for individual directors; and

  (ii) monitor and assess the value of any training programs and recommend changes.

4. In carrying out its human resources and compensation duties and responsibilities, the Committee shall:

(a) annually assess and make a recommendation to the Board of Directors with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any other subsidiaries of the Trust as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");

(b) annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board of Directors the amount of regular and incentive compensation to be paid to the CEO;

(c) annually, review and make a recommendation to the Board of Directors regarding the CEO's performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

(d) review and make a recommendation to the Board of Directors regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

(e) periodically, review the compensation philosophy statement of the Corporation and make recommendations for changes to the Board of Directors as considered necessary;

(f) from time to time, review and make recommendations to the Board of Directors in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

(g) annually, in conjunction with the Corporation's general and administrative budget, review and make recommendations to the Board of Directors regarding compensation guidelines for the forthcoming budget period;

(h) when requested by the CEO, review and make recommendations to the Board of Directors regarding short term incentive or reward plans and, to the extent delegated by the Board of Directors, approve awards to eligible participants;

(i) when requested by the CEO, review and make recommendations to the Boards regarding performance unit incentive plans or any other long term incentive plans and to the extent delegated by the Board of Directors, approve grants to participants and the magnitude and terms of their participation;

(j) as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board of Directors;

(k) annually, prepare or review the report on executive compensation required to be disclosed in the Corporation's information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

(l) periodically, but at least every third year, review and make a recommendation to the Boards regarding the compensation of directors and trustees;

(m) review and make recommendations to the Board of Directors regarding any material outside community or professional service or outside Board of Directors opportunities being considered by Designated Employees prior to their acceptance of such positions; and

5. In addition to the foregoing, the Committee shall undertake on behalf of the Board of Directors such other initiatives as may be necessary or desirable to assist the Board of Directors in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

6. The Committee shall consider any other matter properly referred to the Committee by either of the Boards, a director or trustee, or the CEO, for review, recommendation or decision.

7. The Committee will review its mandate annually and recommend any changes to the Board of Directors.

The Committee shall have the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties, and, if deemed necessary by the Committee, meet separately with such advisors.

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: (403) 213-3700
Facsimile: (403) 213-3735

BOWNE
PRINTED IN CAN
O30344

ESPRIT ENERGY TRUST

CODE OF BUSINESS ETHICS AND CONDUCT

INTRODUCTION

Recognizing that Esprit Exploration Ltd. (the "Corporation") is wholly owned by Esprit Energy Trust (the "Trust") and, pursuant to the Administration Agreement dated August 16, 2004 between the Trust and the Corporation, the Corporation has the responsibility to carry on the business of the Trust, the Board of Directors of the Corporation has adopted this Code of Business Ethics and Conduct policy in furtherance of discharging its duties under such Administration Agreement.

Accordingly, it is the policy of Esprit Exploration Ltd. and its subsidiary and affiliate companies (collectively, the "Corporation") that the conduct of every director, officer, employee and consultant be based upon the highest ethical standards. Also, it is essential that the Corporation's interactions and dealings in carrying out these activities are honest, fair, and courteous with due regard for the protection of our business relationships. This Code of Business Ethics and Conduct (this "Code") affirms the policy of the Corporation and is a guideline to:

- assure compliance with laws and regulations that govern the Corporation's business activities;
- maintain a corporate climate in which the integrity and dignity of each individual is valued;
- foster a standard of conduct that reflects positively on the Corporation; and
- protect the Corporation from unnecessary exposure to financial loss.

This Code does not specifically address every potential form of unacceptable conduct, and it is expected that directors, officers, employees and consultants will exercise good judgment in compliance with the principles set out in this Code. Each director, officer, employee and consultant has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Unscrupulous dealings, non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination of employment.

COMPLIANCE WITH LAWS AND REGULATIONS

Any operating, financial or administrative transaction undertaken in the name of the Corporation that would violate Federal or Provincial laws or regulations is prohibited. Particular attention is directed to the laws and regulations relating to discrimination, insider trading of securities, labour, safety and the environment. If any uncertainty arises as to whether a course of action is within the letter and spirit of the law, advice should be obtained from the Corporation's counsel via the Corporate Secretary or Chief Financial Officer.

Discrimination and Sexual Harassment

The Corporation will not tolerate sexual harassment or discrimination based on race, colour, religion, age, sex, national origin or disability, or any other basis prohibited by applicable law. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated. Each director, officer, employee and consultant has a duty to avoid conduct that constitutes discrimination or harassment.

Any situation that may reasonably constitute discrimination or sexual harassment should be reported to the Supervisor, Human Resources.

Insider Trading

Directors, officers, employees or consultants in possession of material information about the Corporation must abstain from trading in its securities until such information is generally and publicly available. Such material "inside information" relates to facts or changes in business or operation that might reasonably be expected to have a significant effect on the market price or value of the securities. Such information might include, for example, drilling results, earnings estimates, change(s) of control or management, pending mergers, dispositions, acquisitions, reserves numbers or other significant business information or developments. Providing such inside information to others who then trade on it is also strictly prohibited. Trading on inside information is a violation of federal and provincial securities law. Furthermore, directors, officers, employees and consultants are required to comply with trading restrictions and blackout periods as designated by the Corporation and more fully described in the Corporation's Disclosure Policy.

CONFIDENTIAL INFORMATION

Directors, officers, employees and consultants may become aware of information regarding actual or potential commercial transactions of the Corporation, information pertaining to the operations or potential operations of the Corporation or of other confidential information obtained in the conduct of the Corporation's business. Such confidential and proprietary information is the exclusive property of the Corporation and each officer, employee and consultant is bound to keep such information in the strictest confidence both during and subsequent to the term of his or her employment. Furthermore, such information is to be used solely for the Corporation's purposes and never for the private gain of a director, officer, employee or consultant, any member of his or her immediate family, or any third party.

Special care is required regarding the public release of information concerning the Corporation's business, strategies, activities and plans, the disclosure of which could influence investors trading in the Corporation's securities. All media contact and public statements and discussions regarding the Corporation's business must only be made by the Chief Executive Officer of the Corporation or his designee.

PROPRIETARY DATA AND INVENTIONS

Every officer, employee and consultant is expected to improve productivity, modify processes and procedures and to develop new systems, devices, methods, etc. Since the officer, employee or consultant is provided with the compensation, staff, consulting advice, material and confidential information to fulfill this expectation, the Corporation is the beneficial owner of the results or efforts. Accordingly, any proprietary information which an officer, employee or consultant obtains, prepares or develops, while in the employ of the Corporation is the property of the Corporation.

For greater clarity, proprietary information includes, but is not limited to, reports, analyses, patentable ideas, trademarks, copyright material, industrial designs, charts, drawings, computer systems, etc.

CONFLICTS OF INTEREST

General Policy

No director, officer, employee or consultant should enter into any transaction or engage in any practice directly or indirectly which would tend to influence him or her to act in any manner other than in the best interests of the Corporation. In particular, it is improper for a director, officer or employee to take any action or to make any decision or to influence, or to appear to be capable of influencing, any such action or decision, on behalf of the Corporation if he or she, or any member of his or her immediate family, has any direct or indirect interest which is or may be in actual, potential or apparent conflict with the interests of the Corporation. Even the appearance of a conflict of interest may be as damaging as an actual conflict and should be avoided.

In a circumstance where a director has any direct or indirect interest which is or may be in actual, potential or apparent conflict with the interests of the Corporation, the director in question shall, in addition to complying with the applicable provisions of the *Canada Business Corporations Act*, declare the existence of such interest to the Board of Directors of the Corporation and abstain from voting on the matter.

Other Organizations

Each officer and employee is expected to devote his or her time and efforts during normal working hours to the service of the Corporation. No officer or employee shall engage in any business or secondary employment which interferes with his or her obligations and responsibilities to the Corporation.

The acquisition or retention by an officer or employee or by a member of his or her immediate family of a financial interest in any business that is selling supplies, furnishing services or otherwise doing business or competing with the Corporation is prohibited without written prior approval of the Corporation's Chief Executive Officer or Chief Financial Officer. This provision does not apply to an officer or employee owning 5% or less of the securities of a publicly traded entity.

Employment of Family Members and Employee Relationships

The Corporation does not prohibit spouses, parents, children, and other persons related by blood or marriage from working for the Corporation simultaneously. However, all such employees must be hired by disinterested personnel strictly on the basis of merit and without regard to family relationships. Reporting relationships between family members are to be avoided to the maximum extent possible, to eliminate even the appearance of possible favoritism based on family ties.

GIFTS AND PAYMENTS

General Policy

No officer, employee or consultant shall directly or indirectly offer or give any gift, "kickback" or other improper payment or consideration to any customer, supplier, government official or employee, or any other person in consideration for assistance or influence concerning any transaction or potential transaction involving the Corporation.

No officer, employee, consultant or member of his or her immediate family, shall directly or indirectly solicit, accept or retain any gift, entertainment, trip, discount, compensation, service, loan or other benefit from any organization or person doing business or competing with the Corporation. The only exceptions are: (i) modest gifts or entertainment with nominal value as part of normal business courtesy or hospitality, e.g. lunch, occasional tickets, golf green fees and gifts that are not extravagant, expensive or frequent; or (ii) gifts or benefits of significant value where written approval by an officer of the Corporation has been provided prior to the acceptance. A copy of such written approval shall be provided to the Supervisor, Human Resources.

Political Contributions

Corporate funds, credit, property or services may not be used directly or indirectly to support any political party or candidate for public office, or to support or oppose any ballot measure, without the approval of the Chief Executive Officer. Directors, officers and employees are permitted to support political parties and candidates with their personal efforts and money.

ACCOUNTING AND FINANCIAL REPORTING

The Corporation is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every director, officer, employee and consultant is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.

COMPLIANCE AND ENFORCEMENT

Questions of interpretation or application of this Code with respect to a particular situation should be addressed to the Supervisor, Human Resources or the Chief Financial Officer. Such requests may be made in writing or orally and will be treated confidentially.

Each officer, employee and consultant is responsible for adherence to, and bound as a condition of employment by, this Code of Business Ethics and Conduct. Any suspected violation **not related to accounting or financial reporting matters as described above** should be reported promptly to the Chief Financial Officer, or, if the matter involves a senior officer of the Corporation, the Chairman of the Board of Trustees, without regard to the usual lines of reporting. Employees may report suspected violations by senior officers on a confidential or anonymous basis to the Chairman of the Board of Trustees at his contact information provided in Appendix "A" to this policy.

Any suspected violation relating to accounting or financial reporting matters should be reported directly to the Chairman of the Audit Committee pursuant to Appendix "B" to this document.

No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any officer, employee or consultant who retaliates in any way against an individual who in good faith reports any violation or suspected violation of the Code of Business Ethics and Conduct will be subject to disciplinary action.

Observing the law is a minimum. The Corporation's Code of Business Ethics and Conduct envisions a level of ethical business conduct well above the minimum required by law. Violation of this Code of Business Ethics and Conduct will be grounds for appropriate immediate disciplinary action including, where appropriate, dismissal.

EXCEPTIONS AND CHANGES

Any exception or change to this Code must be in writing and signed by the Chief Executive Officer. Any exception to this Code in favour of an officer or director of the Corporation must be approved by the Board of Directors. Any change to this policy must be approved by the Board of Directors.

I, ______________________________, acknowledge that I have received a copy of and have read and understood the above "Code of Business Ethics and Conduct". I agree to comply with the provisions of this policy as a term and condition of my employment or Contract of Services with the Corporation. I also realize and understand the full implications of violations of the Code of Business Ethics and Conduct including the termination of my employment or Contract of Services.

____
Name (Signature)

____
Name (Print)

____
Date

Must be returned to Human Resources, Calgary office. Will be inserted into the employee's personal file.

APPENDIX "A"

TO THE CODE OF BUSINESS ETHICS AND CONDUCT

Chairman of the Board Contact Information

Employees may report suspected violations by senior officers on a confidential or anonymous basis to the Chairman of the Board of Trustees, Mr. D. Michael G. Stewart, via telephone, mail, electronic mail or facsimile. Mr. Stewart's contact information is as follows:

D. Michael G. Stewart
c/o Suite 730, Canada Place
407 Second Street S.W.
Calgary, AB T2P 2Y3

Telephone: (403)-206-4451
(403) 969-2657Cell

Facsimile: (403)-206-4455

e-mail: mike@ballinacurra.net

APPENDIX "B"

TO THE CODE OF BUSINESS ETHICS AND CONDUCT

Employee Complaint Procedures
For Accounting, Financial Reporting and Auditing Matters

Any officer, employee or consultant of Esprit Exploration Ltd. (the "Corporation") may submit a complaint regarding accounting or auditing matters to the management of the Corporation without fear of dismissal or retaliation of any kind. The Corporation is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Corporation's Audit Committee (the "Audit Committee") will oversee treatment of employee concerns in this area.

In order to facilitate the reporting of complaints, the Audit Committee has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters ("Accounting Matters") and (ii) the confidential, anonymous submission by officers, employees and consultants of concerns regarding questionable Accounting Matters.

Receipt of Employee Complaints

- Employees with concerns regarding Accounting Matters may report their concerns to the Chairman of the Audit Committee.
- Employees may forward complaints on a confidential or anonymous basis to the Chairman of the Audit Committee at his contact information provided below.

Scope of Matters Covered by These Procedures

These procedures relate to officer, employee or consultant complaints relating to any questionable accounting or auditing matters, including, without limitation, the following:

- fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Corporation;
- fraud or deliberate error in the recording and maintaining of financial records of the Corporation;
- deficiencies in or noncompliance with the Corporation's internal accounting controls;
- misrepresentation or false statement to or by an officer, employee, consultant or external accountant regarding a matter contained in the financial records, financial reports or audit reports of the Corporation; or
- deviation from full and fair reporting of the Corporation's financial condition.

Treatment of Complaints

- Upon receipt of a complaint, the Chairman of the Audit Committee will (i) determine whether or not the complaint actually pertains to Accounting Matters; and (ii) when possible, acknowledge receipt of the complaint to the sender.

- Complaints relating to Accounting Matters will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

- Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

- The Corporation will not discharge, demote, suspend, threaten, harass, or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding Accounting Matters.

Reporting and Retention of Complaints and Investigations

- The Chairman of the Audit Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee.

The Chairman of the Audit Committee is Mr. Mark Schweitzer. Mr. Schweitzer can be contacted on a confidential and anonymous basis via telephone, mail, electronic mail or facsimile. Mr. Schweitzer's contact information is as follows:

W. Mark Schweitzer
c/o Suite 2820, 605 5th Avenue S.W.
Calgary, AB T2P 3H5

Telephone: (403) 218-2952
(403) 807-2509 Cell

Facsimile: (403) 218-2973

e-mail: mschweitzer@superiorplus.com

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders (the "Unitholders") of trust units and special voting units (together, the "Trust Units") of Esprit Energy Trust ("Esprit") will be held at 10:00 a.m. (local time) on May 11, 2006 in the Grand Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue, S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements of Esprit for the year ended December 31, 2005 and the auditors' report thereon;
2. to appoint auditors of Esprit for the ensuing year and authorize the board of trustees to fix their remuneration;
3. to elect trustees for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.

If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Trust Unit transfer books will not be closed, but the Board of Trustees has fixed March 15, 2006 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 15, 2006.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) *Stephen J. Savidant*

Stephen J. Savidant
President and Chief Executive Officer

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

PROXY
ANNUAL MEETING OF UNITHOLDERS
MAY 11, 2006

THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF ESPRIT ENERGY TRUST AND THE MANAGEMENT OF ESPRIT EXPLORATION LTD.

The undersigned holder ("Unitholder") of Trust Units (the "Trust Units") of Esprit Energy Trust (the "Trust") hereby appoints Stephen J. Savidant, a trustee of the Trust and President and Chief Executive Officer of Esprit Exploration Ltd. (the "Corporation"), the administrator of the Trust, or failing him, Stephen B. Soules, a trustee of the Trust and Executive Vice President and Chief Financial Officer of the Corporation, or instead of either of them, ________________________________ as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of Unitholders to be held on May 11, 2006 (the "Meeting") and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

1. FOR ~ or WITHHOLD FROM VOTING FOR ~ the appointment of KPMG LLP, Chartered Accountants, as auditors for the Trust for the ensuing year, and to authorize the Board of Trustees to fix their remuneration;

2. FOR ~ or WITHHOLD FROM VOTING FOR ~ the election of the trustees set forth in the Information Circular of the Trust dated March 15, 2006 (the "Information Circular"); and

3. to vote in his discretion on any amendment or variation to the foregoing matters or on any other matter to properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises. **The proxyholder may in his discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting or to other matters which may properly come before the meeting or any adjournment thereof.**

DATED this _______day of _______________, 2006.

____
Name of Unitholder (Please print)

____
Signature of Unitholder (This signature should be exactly the same as the name in which the Trust Units are registered. If this signature is on behalf of a corporation please indicate office held and apply corporate seal.)

Notes:

1. **A Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act on his behalf at the Meeting other than the persons designated in this form of proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and crossing out the names of the persons designated by management of the Trust or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy to the Trust as indicated below.**

2. **This form of proxy must be dated and must be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Unitholder by the Trust.**

3. **In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be deposited with the Trust's transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax number: 905-771-4414) not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.**

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust

ANNUAL INFORMATION FORM
For the year ended December 31, 2005

March 15, 2006

TABLE OF CONTENTS

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes.

By its nature, forward-looking information or statements necessarily involve numerous assumptions regarding factors and risks that could cause the Trust's actual results to vary materially, including, without limitation to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; technological changes; and those other factors described under "Risk Factors" in this Annual Information Form. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Esprit Energy Trust or Esprit Exploration Ltd. that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this Annual Information Form and the documents incorporated by reference herein, the Trust uses the terms "cash flow", "net debt", "distributable income" and "netbacks" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow" a key measure as it demonstrates the Trust's ability to generate the cash flow necessary to pay distributions, repay debt and to fund future capital investment. The Trust considers "net debt" a useful measure of the Trust's total financial leverage. The Trust considers "netbacks" a useful measure to compare the Trust's operations with those of its peers. Cash flow cannot be assured and future distributions may vary.

ESPRIT ENERGY TRUST

General

Esprit Energy Trust (the "Trust") is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of a plan of arrangement (the "Esprit Arrangement") among the Trust, Esprit Exploration Ltd. (the "Corporation"), Esprit Acquisition Corp., Esprit ExchangeCo Ltd. ("ExchangeCo") and others.

The Trust has two material subsidiaries, the Corporation and ExchangeCo.

Structure

The Trust is the holder of all of the Common Shares of the Corporation. The following diagram shows the structure of the Trust as at the date hereof:


Unitholders
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
100% Common Shares
NPI and Notes
Exchangeable Shares
Esprit Exchangeco Ltd.
Esprit Exploration Ltd.

Business of the Trust and the Corporation

The principal undertaking of the Trust is to indirectly acquire and hold, through the Corporation, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are the Notes, the Common Shares of the Corporation and the NPI.

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of the Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units.

For a description of the Trust, see "Description of the Trust".

Exemption Number
82-34890

The Corporation

The Corporation is a corporation amalgamated and subsisting pursuant to the provisions of the CBCA. The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2005. The Corporation currently has a total of 112 full-time employees, including 36 field personnel.

For a description of the Corporation's business, see "Oil and Natural Gas Properties". For a description of the Corporation see "Description of the Corporation".

The head office of the Corporation is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Business Strategy

The principal business strategy of the Corporation is to support sustainable distributions of the Trust through internally identified exploitation opportunities and grow production and reserves through strategic, accretive acquisitions. Where appropriate, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

GENERAL DEVELOPMENT OF THE TRUST

Prior to the Esprit Arrangement

The Corporation was incorporated under the CBCA under the name Canadian 88 Energy Corp. on September 4, 1987. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Esprit Arrangement was completed, pursuant to which the former Esprit Exploration Ltd. was amalgamated with Esprit Acquisition Corp. to form the Corporation and the Corporation became a subsidiary of the Trust. Pursuant to the Esprit Arrangement, holders of common shares of the former Esprit Exploration Ltd. received (i) depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share, (ii) 0.20 of a common share of ProspEx Resources Ltd., and (iii) a cash payment of $0.22.

Subsequent to the Esprit Arrangement

Acquisition of Resolute

Pursuant to an arrangement agreement dated March 14, 2005, and the plan of arrangement set out therein among the Trust, the Corporation, Resolute Energy Inc. ("Resolute"), Cordero Energy Inc. ("Cordero"), Cordero Finance Corp. and others, on April 29, 2005, the Trust indirectly acquired the majority of Resolute's assets and the remainder of Resolute's assets were transferred to Cordero. As a result of the plan of arrangement, shareholders of Resolute received 0.338 of a Trust Unit, 0.287 of a common share of Cordero and 0.0269 of a Cordero transaction warrant, for each Resolute share held. The acquisition of Resolute constituted a "significant acquisition" for the Trust under applicable securities legislation. For further information concerning the acquisition of Resolute, see the business acquisition report of the Trust dated June 30, 2005, which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and which is incorporated by reference herein.

Reclassification of Trust Units

Effective July 30, 2005, the trust completed the reclassification of its then outstanding Class A Trust Units and Class B Trust Units into Trust Units (the "Reclassification"). Pursuant to the Reclassification (i) the residency restrictions attached to the Class B Trust Units were removed, (ii) all provisions in the Trust Indenture relating to the dual trust unit class structure were removed, (iii) the Class B Trust Units were renamed as the Trust Units, and (iv) the outstanding Class A Trust Units were exchanged on a one-for-one basis for Trust Units. Holders of Exchangeable Shares were not impacted by the Reclassification, except that after the Reclassification such holders will receive Trust Units upon exchange of their Exchangeable Shares. Pursuant to the Reclassification, holders of Post-Arrangement Entitlements of the Trust may obtain Trust Units upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency.

Debenture Offering

On July 28, 2005 the Trust issued $100 million aggregate principal amount of 6.5% convertible extendible unsecured subordinated debentures (the "Debentures"). The Debentures had an initial maturity date of August 31, 2005, which was extended to December 31, 2010 upon the acquisition of Markedon Energy Ltd.

Acquisitions of Markedon and Monroe

On August 8, 2005, the Corporation acquired all of the issued and outstanding shares of Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe"), in exchange for approximately $91.4 million in cash. The acquisitions were indirectly funded by the Trust, using proceeds of the offering of the Debentures.

Asset Exchange

On January 25, 2006, the Corporation divested of its non-core Ante Creek properties pursuant to an asset exchange agreement effective December 15, 2005 between the Corporation and a third party. The Ante Creek producing assets sold by the Corporation included 15,680 net acres of land (approximately 11,500 net acres undeveloped) and a 70% interest in the Ante Creek natural gas plant with a capacity of 10 mmcf/d. In consideration for the sale of these assets, the Corporation received cash consideration of $16 million, an interest in properties at Manyberries and a small interest in a unit at Three Hills, adding to the Corporation's existing positions in the areas. The anticipated effect of this transaction is a 2006 net production decrease of 250 boe/d.

OIL AND NATURAL GAS PROPERTIES

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2005, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The key areas of focus for the Corporation include Greater Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta.

Exemption Number
82-34890

Greater Olds

Greater Olds is a major contributor to the Corporation's production. The area consists of the Olds field, located 100 kilometres north of Calgary, in a corridor that extends from the town of Carstairs to the town of Olds. Production at Olds is 85% natural gas; approximately 75% of this is sour gas. The field makes up approximately one-third of the Corporation's total production. The Greater Olds area also includes Three Hills and Swalwell, both located 80 kilometres east of Olds. Three Hills is a mature, sweet gas property while Swalwell is an exploitation area.

The Corporation owns the plant at Olds which processes both its own production and third party volumes. This gives the Corporation a high level of control over its costs and ensures its gas production has continuous access to facilities. Third party volumes represent approximately 25% of the total volumes processed. The revenue received from the third party processing allows the Corporation to reduce its operating costs in the area. The Corporation plans to continue to pursue third party processing contracts to further lower its overall unit operating costs.

The Corporation drilled a total of 30 gross wells at its Greater Olds area in 2005, six at Swalwell, one at Three Hills and 23 at Olds. Five of the six wells drilled at Swalwell were successful. At Olds, the Corporation has two drilling programs, one targeting the deeper, sour Wabamun/Crossfield gas and a shallower program targeting sweet gas in the Edmonton, Viking and Pekisko zones. The Corporation expects to continue its Viking program in 2006. In the deeper program, the Corporation drilled six wells in 2005. Two were unsuccessful and two were considered marginal, performing at rates lower than the Corporation has seen throughout the long history of the field. This reduced rate was not a result of reservoir depletion but reflected lower permeability patches in the reservoir. These results prompted the Corporation to conduct an in-depth review of the area and undertake initiatives to better understand and exploit the reservoir.

The remaining two wells drilled in 2005 were successful. One was drilled into the main Crossfield zone and produced at expected rates. The final well was a particularly successful well drilled into the Upper Crossfield zone of the Wabamun formation. Production from this well, although still early, is significantly exceeding expectations and historical average production rates from other Crossfield wells. The results provided the Corporation additional information on the reservoir and opened up the possibility of new drilling opportunities in the area. These drilling results as well as other technical analysis under review may result in increased spending at Olds.

During the first two weeks of June 2005, the Olds gas plant and field was shut in for its scheduled turnaround. In addition to regular maintenance performed during the turnaround, the Corporation completed a major upgrade to improve the plant's ability to handle electrical power disruptions and to provide additional liquids handling capacity. The Corporation has already experienced improved reliability from the plant's electrical backup system. Work was also performed to ensure the plant continues to comply with evolving regulatory and safety standards and to provide additional compression for potential infill drilling in the south portion of the field. The next major turnaround is expected to take place in four years time, in 2009.

Under the current plan for 2006, the Corporation plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds plan calls for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas. Additional Wabamun wells may be added later in the year as a result of the information obtained from the last 2005 well.

In 2005, production at Greater Olds averaged 6,710 boe/d, a 2% decrease from 2004 due to the production shut in during the scheduled plant turnaround.

Berry/Winnifred

The Berry/Winnifred area located in southeast Alberta provides the Corporation with considerable exploitation opportunities and is one of the Corporation's key focus areas. It consists of the Berry and Winnifred properties as well as some minor acreage positions. These assets were first acquired in 2005 through the acquisition of Resolute and were expanded with the Markedon and Monroe acquisitions.

Production from this area is about 60% natural gas and 40% oil and makes up approximately one-quarter of the Corporation's total production. The gas production comes from a number of zones including Belly River, Milk River, Second White Specks, Viking and Mannville. The oil production is predominantly from the Banff and Mannville zones.

The Corporation had an active drilling program in this area in 2005, drilling a total of 41 wells. The Corporation's activity was focused in the Berry area with the majority of these wells targeting the Second White Specks formation. Outcomes from this drilling program exceeded expectations with average gas test rates of approximately 250 mcf/d and a 97% drilling success rate. The Corporation expects to continue the high level of drilling activity in this area in 2006.

The Richdale Banff oil pool, also located in the Berry area, produces mainly light, slightly sour oil and has promising exploitation potential. The first stage of development was completed in 2005 with a total of five wells drilled in this pool. The production results from this program were above expectations and development is expected to continue in 2006. In addition, during 2005 the Corporation completed an acreage swap/farm-in deal and added one section with multiple drilling locations to its Banff pool program.

The Corporation expects to spend approximately $19 million in this area in 2006 drilling 26 wells. The Corporation expects five to be the deeper Banff wells with the remainder targeting Second White Specks, Viking and Mannville formations.

Production in 2005 averaged 2,024 boe/d in this area. As these properties were all acquired by the Corporation during the year, there are no year-over-year comparisons.

Peace River Arch

The Peace River Arch assets, located predominantly northwest of Grand Prairie, were acquired in 2005 through the acquisition of Resolute.

Production from this area is 74% natural gas; a combination of sweet and slightly sour natural gas, with some light oil production. This production is all processed at third party facilities and comprises about 4% of the Corporation's total production.

The Corporation receives production from over 50 wells within the Peace River Arch area, most of which lie within three main properties – Gordondale, Beaverlodge and Balsam. This area provides the Corporation potential in multiple zones including Dunvegan, Paddy, Notikewin, Fahler, Bluesky, Gething, Charlie Lake, Halfway, Doig, Montney and Belloy.

In 2005, the Corporation participated in one well in the Peace River Arch area which came on production in early 2006 at a rate of 3.2 mmcf/d of which the Corporation's portion is approximately 33%. The Corporation also added to its land base in the area by purchasing offsetting acreage at its Beaverlodge property. The Corporation has over 11,000 net acres of undeveloped land in the Peace River Arch area; this land represents significant opportunity with several lower risk drilling locations identified for 2006.

The Corporation expects to spend approximately $7 million to drill nine gross wells in 2006. These plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunites that possess relatively higher volume potential with strong capital efficiency metrics.

Production in 2005 averaged 458 boe/d. As these properties were all acquired by the Corporation during the year, there are no year-over-year comparisons available.

Saskatchewan

The Corporation's Saskatchewan assets are concentrated in two key areas: Lashburn, located in west central Saskatchewan and its southeast Saskatchewan properties. The southeast Saskatchewan properties were added to the Corporation's land base through the acquisition of Resolute in 2005. These holdings consist of three areas: Wauchope, Arcola, and Hitchcock.

Production in Saskatchewan makes up approximately 8% of the Corporation's total production. In 2005, the Corporation increased its focus on this area. In Lashburn, the Corporation had a successful eight well drilling program targeting the upper Mannville zone. Production from this area is mainly heavy oil. Wauchope and Arcola produce light oil from the Mississippian Alida formation. Analysis of 3D geophysical data in this area has identified several opportunities expected to be drilled in 2006.

In 2006, the Corporation plans to spend approximately $6 million in Saskatchewan, drilling seven wells in total; two wells in Lashburn and five horizontal wells in southeast Saskatchewan.

Production in 2005 in this area averaged 512 boe/d, up 39% from 2004 due to the addition of acquired properties as well as drilling success at Lashburn.

Central Alberta

Central Alberta is the Corporation's most diverse and expansive production area, spanning across the province from the foothills to the Alberta-Saskatchewan border. This area was enhanced significantly by the acquisitions during 2005.

Production in this area is approximately 80% natural gas. Gas production consists of sweet gas in the East Central locations and a mixture of sweet and sour gas in the West Central locations. Liquids production is made up of a mixture of slightly sour oil and natural gas liquids in the West Central locations. Central Alberta accounts for approximately one-quarter of the Corporation's total production.

The Corporation's primary focus in this area is to optimize existing producing assets. Limited capital for new drilling has been allocated to Central Alberta. As part of the Corporation's ongoing portfolio management, the Corporation has identified some of these assets as non-core and is investigating several alternatives to optimize their value. These alternatives could include divestitures, farm-out agreements, swaps or other arrangements. The Ante Creek divestiture announced in January of 2006 is an example of this effort.

In 2005, the Corporation drilled three wells in the Central Alberta area with mixed drilling results. Capital projects during the year focused on using acquired infrastructure to improve efficiency and production from the Corporation's existing wells. In addition, two standing Viking wells were tied-in and production commenced in the first quarter of 2006.

In 2006, the Corporation plans to spend approximately $2 million in Central Alberta, focusing its capital expenditures mostly on facility de-bottlenecking, re-completions and well optimizations as well as drilling two wells in the area.

Production in 2005 averaged 4,131 boe/d in Central Alberta, up 16% from 2004 due to the addition of properties acquired during the year.

Southern Alberta

The Corporation's Southern Alberta area consists of High River, Manyberries, Aden and Pakowki. Manyberries, Aden and Pakowki were all added in 2005 with the acquisition of Monroe and Markedon.

Production in this area is approximately 60% natural gas and natural gas liquids and approximately 40% oil. It makes up approximately 5% of the Corporation's total production.

A portion of the Corporation's Southern Alberta assets are viewed as non-core. These properties include a large amount of undeveloped land, particularly in the High River area, which is considered exploratory in nature. In order to reduce risk and maximize value for unitholders, the Corporation entered into a multi-well farm out agreement in 2005 covering 22,000 net acres in the High River area.

There are some minor activities scheduled for 2006 at High River. Some of this activity will be conducted through a farm-out agreement and the Corporation also expects to drill a couple of wells at its other operated areas. The Corporation expects to spend about $1 million in Southern Alberta in 2006.

In 2005, production averaged 835 boe/d, up 54% from 2004 due to the addition of the properties acquired during the year.

2005 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2005.

Property	Gas (mcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Greater Olds	33,747	96	989	6,710
Berry/Winnifred	9,846	346	37	2,024
Peace River Arch	2,027	108	12	458
Saskatchewan...............	132	490	-	512
Central Alberta	20,370	386	350	4,131
Southern Alberta............	3,306	224	60	835
Other..........................	470	10	7	95
Total	69,898	1,660	1,455	14,765

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves effective as at December 31, 2005, as evaluated by GLJ in a report dated February 23, 2006, with a preparation date of February 9, 2006, based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures.**

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

In the various reserves related tables included herein, columns may not add due to rounding.

All of the Corporation's crude oil, NGL and natural gas reserves are located within Canada.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	3,848	3,219	531	449	198,757	152,705	4,697	3,208
Developed Non-Producing	38	35	57	46	11,437	9,020	234	160
Undeveloped	265	239	0	0	25,860	18,991	989	663
Total Proved	4,150	3,493	588	495	236,055	180,716	5,919	4,031
Probable	1,971	1,588	230	194	76,691	57,750	1,759	1,191
Total Proved plus Probable	6,122	5,080	819	689	312,746	238,466	7,678	5,222

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Proved					
Developed Producing	1,099	844	704	613	549
Developed Non-Producing	50	41	35	30	26
Undeveloped	109	68	46	32	23
Total Proved	1,259	954	784	675	598
Probable	424	246	167	125	98
Total Proved plus Probable	1,682	1,120	951	800	697

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	3,926	3,287	527	451	199,618	153,444	4,702	3,200
Developed Non-Producing	38	35	53	43	11,458	9,037	234	159
Undeveloped	266	240	0	0	25,864	18,993	989	660
Total Proved	4,230	3,562	580	494	236,939	181,474	5,925	4,020

	Present Worth Values Before Income Taxes Discounted at (%/year) 0% (MM$)	10% (MM$)
Proved		
Developed Producing	1,444	867
Developed Non-Producing	70	46
Undeveloped	161	72
Total Proved	1,675	985

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"**Net**" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2006 are as follows:

GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Inflation Rate (%/yr)	Exchange Rate ($US/$Cdn)
2006	57.00	66.25	42.50	49.00	67.00	2	0.85
2007	55.00	64.00	41.00	47.25	65.25	2	0.85
2008	51.00	59.25	38.00	43.75	60.50	2	0.85
2009	48.00	55.75	35.75	41.25	56.75	2	0.85
2010	46.50	54.00	34.50	40.00	55.00	2	0.85
2011	45.00	52.25	33.50	38.75	53.25	2	0.85
2012	45.00	52.25	33.50	38.75	53.25	2	0.85
2013	46.00	53.25	34.00	39.50	54.25	2	0.85
2014	46.75	54.25	34.75	40.25	55.25	2	0.85
2015	47.75	55.50	35.50	41.00	56.50	2	0.85
2016	48.75	56.50	36.25	41.75	57.75	2	0.85
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2	0.85

Exemption Number
82-34890

GLJ Petroleum Consultants
Natural Gas Price Forecast

Year	Alberta Spot AECO-C ($Cdn/mmbtu)
2006	10.60
2007	9.25
2008	8.00
2009	7.50
2010	7.20
2011	6.90
2012	6.90
2013	7.05
2014	7.20
2015	7.40
2016	7.55
2017+	+2%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$68.27 Cdn/bbl
WTI Oil at Cushing, Oklahoma....................	$61.04 US/bbl
Alberta Spot Gas at AECO-C	$9.71 Cdn/mmbtu

Weighted average historical prices realized by the Corporation for the year ended December 31, 2005 were $8.67/mcf for natural gas, $62.75/bbl for NGL and $55.04/bbl for crude oil.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m³ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m³.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $122.6mm, of which $38.7mm is to be expended in 2006, $34.3mm is to be expended in 2007, $21.4mm is to be expended in 2008 and $28.1mm thereafter (or based on constant costs: an aggregate of $116.6mm, of which $38.7mm is to be expended in 2006, $33.7mm is to be expended in 2007, $20.6mm is to be expended in 2008 and $23.7mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2005.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, taxes are passed on to unitholders.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2005 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	2,555	536	657	81	22	1,259
Proved plus Probable Reserves.......	3,432	732	870	123	26	1,682

Total Future Net Revenue (Undiscounted) (Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	2,991	659	563	76	17	1,675

Note:

(1) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2005 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue By Production Group (Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light/Medium Oil	106,142
	Heavy Oil	6,448
	Natural Gas	669,405
	Other	2,210
	Total	784,204
Proved plus Probable Reserves	Light/Medium Oil	144,442
	Heavy Oil	9,202
	Natural Gas	795,694
	Other	2,101
	Total	951,438

Future Net Revenue By Production Group (Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Crude Oil	127,606
	Natural Gas	5,445
	NGL	849,237
	Sulphur	2,346
	Total	984,633
Proved plus Probable Reserves	Crude Oil	176,898
	Natural Gas	8,039
	NGL	1,025,533
	Sulphur	2,233
	Total	1,212,703

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2005 presented using forecast prices and costs.

Reconciliation of Company Net Reserves By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			Total Oil Equivalent		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
December 31, 2004	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,150	36,109
Extensions	0	68	68	306	138	444	1,993	839	2,832	3	6	10	642	351	993
Improved Recovery	48	24	73	0	0	0	1,357	533	1,890	9	3	12	283	117	400
Technical Revisions	-32	-3	-35	40	-13	27	-1,928	-1,868	-3,796	433	135	568	118	-192	-74
Discoveries	0	0	0	0	0	0	1,922	419	2,342	40	10	51	361	80	441
Acquisitions	3,718	1,474	5,192	0	0	0	51,747	15,020	66,767	499	96	595	12,841	4,074	16,915
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	13	0	13	14	7	21	439	83	522	-8	-4	-12	92	17	109
Production	-366	0	-366	-125	0	-125	-19,645	0	-19,645	-393	0	-393	-4,158	0	-4,158
December 31, 2005	3,493	1,587	5,080	495	194	689	180,716	57,750	238,466	4,031	1,191	5,222	38,138	12,597	50,735

Notes:

(1) The Improved Recovery values presented above include additions associated with Infill Drilling in accordance with CSA Notice 51-313 issued April 8, 2004. This guidance is inconsistent with how companies report under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	48	24	73
Heavy Oil – Mbbls	0	0	0
Gas – MMcf	735	224	959
NGL – Mbbls	4	1	6

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2005 (M$)
Estimated Net Present Value at December 31, 2004	423,208
Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(163,447)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production(2)	254,081
Development Costs During the Period(3)	78,500
Changes in Future Development Costs(4)	(80,636)
Changes Resulting from Extensions and Improved Recovery(5)	20,975
Changes Resulting from Discoveries(5)	10,202
Changes Resulting from Acquisitions of Reserves(5)	358,279
Changes Resulting from Dispositions of Reserves(5)	-
Changes Resulting from Technical Reserves Revisions	3,180
Accretion of Discount(6)	42,321

Period and Factor	Before Tax 2005 (M$)
Net Change in Income Taxes[7]	-
All Other Changes	37,971
Estimated Net Present Value at December 31, 2005	984,633

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of the period.

Undeveloped Reserves

Over 76% of the Corporation's Proved Undeveloped Reserves (20.4 bcf natural gas and 881 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 11 horizontal infill development wells in the Wabamun gas pool.

Over 66% of the Corporation's Probable Undeveloped Reserves (24.8 bcf natural gas and 760 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

The Corporation holds interests in 65,203 gross acres (50,603 net acres) with 2006 expiry dates (all of which is located in Canada), however, a substantial amount of these lands can be continued by proving production capability.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different reserve evaluators or by the same reserve evaluators at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (M$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2006	29,077	29,077	38,736
2007	18,057	18,418	34,335
2008	14,587	15,176	21,418
2009	1,693	1,796	11,347
2010	1,499	1,622	1,622
Thereafter	11,483	15,147	15,148
Total (Undiscounted)	76,396	81,236	122,606
Total (Discounted at 10%)	60,127	61,947	96,711

The Corporation expects that the above future development costs will be funded through internally-generated cash flow.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2005 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in[(1)(4)]			
	Oil		Gas		Oil		Gas	
	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
British Columbia........	-	-	1	0.25	-	-	1	0.33
Alberta....................	252	170	742	600	74	50	313	229
Saskatchewan...........	54	46	4	4	6	5	8	7.42
Total.......................	306	216	747	604.25	80	55	322	236.75

Notes:

(1) **"Shut-in"** wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) **"Gross"** wells are defined as the total number of wells in which the Corporation has an interest.

(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Properties with No Attributed Reserves

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2005.

	Gross Acres [(1)]	Net Acres [(2)]
Western Canada	383,946	268,985
United States	3,520	3,520
Total	287,466	272,505

Notes:

(1) "**Gross**" refers to the total acres in which the Corporation has an interest.

(2) "**Net**" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

An aggregate of 50,603 net acres will expire in 2006, all of which is located in Canada.

Forward Contracts

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2005, see note 13 to the Trust's audited consolidated financial statements for the year ended December 31, 2005, which note is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 800 net wells to be reclaimed. The total abandonment and reclamation costs, net of estimated salvage value, are estimated to be $68 million (without discount) and $19 million discounted at 10%. Of these amounts, $42 million (without discount) and $11 million discounted at 10% were not deducted as abandonment and reclamation costs in estimating future net revenue as disclosed in the GLJ Report. In the next three financial years, a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on the Notes held by the Trust. Therefore, no income tax liability will be incurred by the Trust for as long as the organization maintains this corporate tax structure.

Costs Incurred

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2005 ($000):

Property acquisition costs	
Proved properties	380.8
Unproved properties	27.7
Total acquisition costs	408.5
Exploration costs	1.3
Development costs	78.5
Total Capital Expenditures	488.3

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells (all of which are in Canada) in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]
Exploratory				
Oil	-	-	-	-
Gas	3	1.3	11	4.6
Service	-	-	-	-
Dry	2	1.0	5	3.3
Total	5	2.3	16	7.9
Development				
Oil	13	13.0	6	5.6
Gas	68	54.2	56	52.6
Service	0	0	-	-
Dry	1	0.2	3	2.7
Total	82	67.4	65	60.9

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Production Estimates

The following tables provide a summary of the constant and forecast production volumes estimated for 2006 in the GLJ Report, all of which is in Canada.

2006 Production Estimates
Average Daily Rates
Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	20,738	14,331	647	432	4,104	2,821
Others	2,121	1,684	625	518	55,599	43,133	997	695	13,010	10,087
Total Proved Producing	2,121	1,684	625	518	76,337	57,464	1,645	1,127	17,113	12,908
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	22,726	15,697	694	463	4,482	3,079
Others	2,195	1,747	643	533	58,868	45,666	1,055	736	13,704	10,627
Total Proved	2,195	1,747	643	533	81,594	61,364	1,749	1,199	18,186	13,706
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	23,570	16,267	709	473	4,637	3,184
Others	2,673	2,067	736	609	61,903	47,841	1,088	758	14,814	11,408
Total Proved plus Probable	2,673	2,067	736	609	85,473	64,109	1,796	1,231	19,452	14,592

Note:

(1) "W.I." means working interest.

2006 Production Estimates
Average Daily Rates
Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	20,738	14,331	647	432	4,104	2,821
Others	2,121	1,684	625	511	55,599	43,133	997	696	13,010	10,080
Total Proved Producing	2,121	1,684	625	511	76,337	57,464	1,645	1,128	17,113	12,901
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	22,726	15,697	694	463	4,482	3,080
Others	2,195	1,747	643	526	58,868	45,666	1,055	736	13,704	10,620
Total Proved	2,195	1,747	643	526	81,594	61,364	1,749	1,200	18,186	13,700
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	23,570	16,267	709	476	4,637	3,185
Others	2,674	2,067	736	601	61,903	47,841	1,088	758	14,814	11,400
Total Proved plus Probable	2,674	2,067	736	601	85,473	64,109	1,796	1,232	19,452	14,585

Note:

(1) "W.I." means working interest.

Production History

The following table sets forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each quarter of the Corporation's most recent year ended, all of which was in Canada. Also shown are average annual netbacks received by product category.

2005 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	394	1,216	2,159	2,840	1,660
NGL (bbl/d)	1,310	1,357	1,424	1,725	1,455
Natural Gas (mcf/d)	54,963	65,709	79,056	79,494	69,898
Oil and NGL Netback ($/bbl)(1)					
Revenue	48.46	54.48	64.34	60.21	58.64
Royalties	10.75	12.68	14.21	14.24	13.44
Production Costs	8.42	9.89	11.23	8.53	9.61
Netback	29.29	31.91	38.90	37.44	35.59
Natural Gas Netback ($/mcf)(1)					
Revenue	7.12	7.46	8.50	10.87	8.67
Royalties	1.73	1.54	1.77	2.98	2.05
Production Costs	1.24	1.35	1.48	1.54	1.42
Netback	4.15	4.57	5.25	6.35	5.20
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)(2)	30	6,971	99,745	181	106,927
Exploration and Development	5,955	8,180	17,808	16,714	48,657
Plants, Facilities and Pipelines	3,450	8,081	5,369	6,469	23,369
Land and Lease	375	1,234	1,253	1,043	3,905
Capitalized G&A	674	839	904	1,035	3,452
East Coast	-	-	-	-	-
Other capital costs	82	246	150	145	623
Total	10,566	25,551	125,229	25,587	186,933

Notes:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

(2) The acquisition amounts do not include the issuance of 24.1 million Trust Units valued at approximately $301.3 million relating to the acquisition of Resolute.

Development

During 2006, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2006 is approximately $63 million. The Berry/Winnifred area will be a significant focus for the Corporation in 2006 with planned spending of approximately $19 million on a 26 well program. In the Greater Olds area, the Corporation plans on drilling 11 wells in 2006 and will participate in a multi-well farm-out agreement costing a total of $17 million. In the Peace River Arch the

Corporation plans on spending $7 million to drill nine wells and in Saskatchewan seven wells are planned for $6 million. In Central Alberta, the Corporation will spend approximately $2 million on facility de-bottlenecking, recompletions and optimizations as well as drilling two wells. In Southern Alberta, Esprit will spend $1 million with the majority of activity conducted through a farm-out.

DESCRIPTION OF THE TRUST

General

The Trust is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The Trust's business consists of:

(a) acquiring, investing, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by the Corporation, including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, borrowing funds for those purposes and holding the NPI;

(b) investing in any other securities and in any other investments as the Trustees may determine and borrowing funds for that purpose;

(c) issuing Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfying the obligations, liabilities or indebtedness of the Trust; and

(f) performing all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (i) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (ii) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

Trust Units

The beneficial interests in the Trust are divided into interests of one class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust is authorized to issue one class of Trust Units. Effective June 30, 2005, the Trust completed the Reclassification pursuant to which the former Class A Trust Units and Class B Trust Units of the Trust were reclassified as the Trust Units. See "General Development of the Trust – Subsequent to the Esprit Arrangement – Reclassification of Trust Units". As at December 31, 2005, an aggregate of 66,322,792 Trust Units were issued and outstanding.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Subject to certain restrictions described under "Description of the Trust – Non-Resident Unitholders", each Trust Unit is freely transferable.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is generally a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Esprit Arrangement to persons who did not provide or did not properly complete a declaration as to their residency for the purpose of the Tax Act. Subsequent to the Reclassification, each Post-Arrangement Entitlement entitles the holder thereof to receive one Trust Unit upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency. As at December 31, 2005, an aggregate of 35,372 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions**

declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.

Post-Arrangement Entitlements are not subject to redemption.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Debentures

The Debentures were issued on July 28, 2005 with an initial maturity date of August 31, 2005, which was subsequently extended to December 31, 2010 upon the closing of the acquisition by the Corporation of Markedon. The Debentures bear interest at the rate of 6.50% per annum and pay interest semi-annually in arrears on June 30 and December 31 each year. The Debentures are direct unsecured obligations of the Trust and are subordinated to all senior indebtedness of the Trust. The Debentures rank equally with all other unsecured and subordinated indebtedness of the Trust. Payment of principal and interest on the Debentures ranks in priority to the payment of distributions on the Trust Units. The Debentures are not redeemable on or before December 31, 2008. The Trust may redeem the Debentures after December 31, 2008 and on or prior to December 31, 2009 at a price of $1,050 per Debenture and at a price of $1,025 per Debenture after December 31, 2009 and prior to maturity, in each case plus accrued and unpaid interest. Each Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.85 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest, if any, thereon. As at December 31, 2005, 4,150 Debentures with a face value of $4.15 million had been converted into Trust Units. The Debentures trade on the TSX under the symbol "EEE.DB".

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (i) created by a trust instrument governed by the laws of Alberta, and (ii) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the Board of Directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not fall on a business day, the next following business day. The following cash distributions have been declared to Unitholders since the Esprit Arrangement.

Record Date	Payment Date	Per Trust Unit	Total Distribution
2004			
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

2005			
January 31, 2005	February 15, 2005	$0.14	$5,628,554
February 28, 2005	March 15, 2005	$0.14	$5,630,611
March 31, 2005	April 15, 2005	$0.14	$5,632,200
May 2, 2005	May 16, 2005	$0.14	$5,652,988
May 31, 2005	June 15, 2005	$0.14	$9,024,437
June 30, 2005	July 15, 2005	$0.14	$9,025,312
July 29, 2005	August 15, 2005	$0.14	$9,025,768
August 31, 2005	September 15, 2005	$0.14	$9,027,334
September 30, 2005	October 14, 2005	$0.14	$9,034,972
October 31, 2005	November 15, 2005	$0.15	$9,851,979
November 30, 2005	December 15, 2005	$0.15	$9,853,880
December 30, 2005	January 16, 2006	$0.15	$9,948,419

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on the applicable stock exchange or other market on which the Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" shall be: an amount equal to the closing price of the Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the Trust Units, an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Trust Units by Non-Residents and provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units issued and outstanding. The Trust may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident.

If at any time the Trust becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units (or rights to acquire Trust Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trust may make a public announcement thereof and shall not accept subscription for such Trust Units from or issue or register a transfer of such Trust Units to a Person unless the Person provides a declaration in form and content satisfactory to the Trust that the Person is not a Non-Resident.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the

Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trust as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

  (i) the Corporation;

  (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

  (iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

  (iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

  (i) the Trust;

  (ii) the Corporation;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

DESCRIPTION OF THE CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Rights of Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Esprit Arrangement. As at December 31, 2005, an aggregate of 466,918 Exchangeable Shares were issued and outstanding which, as at such date, were exchangeable for an aggregate of 545,148 Trust Units.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the effective date of the dividend.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Trust Unit, which payment shall be satisfied by the Corporation delivering that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or

ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Share equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Trust Unit, which payment will be satisfied by the delivery of such number of Trust Units equal to the Exchange Ratio. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a residency declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on October 1, 2007, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units;

(b) may, on October 1, 2006 (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2006 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the effective date of the Arrangement for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the terms of the Exchangeable Shares, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the terms of the Exchangeable Shares and the Support Agreement, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares were not issued to persons who were Non-Residents or who were exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

   (i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units); or

   (ii) rights, options or warrants other than those referred to above; or

   (iii) evidences of indebtedness of the Trust; or

   (iv) assets of the Trust other than distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms of Notes

From time to time, the Corporation has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. The Notes are unsecured, payable on demand and bear interest from the date of issue at rates between 0% and 11% per year. Interest is due and payable for each month during the term of the Notes on the 10th day of the month following such month. The Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Notes are called, the Corporation is not required to make any payment in respect of principal until such notes are due, subject to extension in the limited circumstances.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Notes provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness in excess of specified amounts and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of applicable to a Note and continuance of such default for an applicable period after notice in writing has been given to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of specified amounts is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian Resource Property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property

Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST'S SECURITIES

Subsequent to the Reclassification, the Trust Units are listed and posted for trading on the TSX under the trading symbol "EEE.UN". The following tables set forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the period during 2005 prior to the Reclassification, and for the Trust Units for the period subsequent to the Reclassification:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2005				
January	12.65	11.98	12.55	1,361,506
February	13.40	12.42	13.33	3,783,978
March	13.51	11.90	12.48	1,080,776
April	12.79	11.25	11.31	775,754
May	12.01	10.95	11.95	2,278,311
June	12.39	11.69	11.91	3,084,573
July	11.95	11.86	11.94	11,240

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2005				
January	12.66	12.10	12.55	3,128,926
February	13.39	12.40	13.33	7,818,543
March	13.45	11.95	12.45	2,778,903
April	12.69	11.40	11.51	2,692,973

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
May	12.00	10.86	11.88	5,503,375
June	12.05	11.66	11.94	5,242,607
July	12.00	11.85	12.00	103,925

Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2005				
July	13.20	11.86	13.20	7,559,316
August	14.78	13.22	14.56	7,699,205
September	15.66	14.28	14.49	12,075,940
October	14.80	11.90	12.60	8,319,960
November	13.40	11.85	12.40	6,387,447
December	13.46	12.21	13.46	9,238,721

The Debentures are listed and posted for trading on the TSX under the trading symbols "EEE.DB". The following table sets forth the market price ranges and the aggregate volume of trading of the Debentures for the period during 2005 subsequent to their issuance:

Debentures

Period	High ($)	Low ($)	Close ($)	Volume ($)
2005				
July	102.75	101.05	102.12	18,094,969.30
August	107.50	102.26	107.50	18,427,755.60
September	113.75	106.25	107.50	19,149,197.90
October	108.00	102.99	104.55	4,692,742.10
November	105.00	100.50	103.00	6,374,907.60
December	105.32	102.25	105.32	4,295,881.10

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years, and position of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (Director since May 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (from March 2000 to December 2001, and subsequently since May 2002)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1996.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and Chief Executive Officer	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Paul B. Myers *Calgary, Alberta*	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Esprit Exploration Ltd. since September 2005; prior thereto investor since June 2005; prior thereto Vice President, Gulf of Mexico and Alaska of EnCana Corporation (or predecessor positions) since September 2000.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999.
Patrick C. Connors *Calgary, Alberta*	Vice President, Operations and Field Services	Vice President, Operations and Field Services of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000.
Michael J. St. Clair *Calgary, Alberta*	Vice President, Risk Management and Marketing	Vice President, Risk Management and Marketing of Esprit Exploration Ltd. since October, 2004; prior thereto, Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing and Trading of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2006, the Trustees and the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, 214,720 Trust Units and 154,758 Exchangeable Shares or approximately 0.3% of the issued and outstanding Trust Units and approximately 34% of the issued and outstanding Exchangeable Shares. The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the CBCA. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of securities of the Trust or the Corporation.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets are its shares in the Corporation, the Notes and the NPI Agreement. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units do not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor do distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from contacting the Transfer Agent of the Trust to obtain Trust Units, the greater economic return such holder foregoes.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

The redemption right associated with Trust Units is not intended to be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. Much of the Corporation's cash flows are distributed to the Trust under the terms of the NPI Agreement and the Notes, which reduces funds available to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production often flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believes is appropriate and consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Possible Failure to Realize Anticipated Benefits of Previous and Future Acquisitions

The Corporation acquired each of Resolute, Markedon and Monroe in 2005 to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these acquisitions and future acquisitions that the Trust may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Trust and/or Corporation may, from time to time, finance a significant portion of our operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement or the payment by the Trust of distributions to Unitholders. These factors may directly or indirectly result in lower levels of current or future Distributable Cash for the Trust. Further, the inability of the Trust or the

Corporation to refinance debt obligations as they become due may also affect the ability of the Trust to make distributions of Distributable Cash to securityholders.

Lenders may be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation, which would adversely affect securityholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents or recovery by the operator of expenses incurred in the operation of the properties.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. While Exchangeable Shares remain outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the result of the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration

Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other participants in the sector of a similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at prices based upon market indicies. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other factors, such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production.

Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits. The programs are designed to encourage exploration and development activity in targeted geographic areas or activity types. These programs, when in existence, reduce the amount of Crown royalties paid by the Corporation to the provincial governments.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at crude oil prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in western Canada are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

The Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and imposes significant penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of laws relating to the protection of the environment and takes such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the North American supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, supply disruptions, price induced demand loss, drilling activity, natural production declines, storage levels, fuel switching and volatility in other energy commodity prices.

Oil prices are dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

With the establishment of a number of start-up companies with experienced management teams there is greater competition for a number of the smaller corporate and property acquisitions that will be available.

Finally, it appears the market for skilled and qualified personnel, products and services will remain tight. This has created cost pressures resulting in higher finding, developed and acquisition costs.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and the trustee for the Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,
2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";
3. the Note Indenture referred to under "Notes";
4. the NPI Agreement referred to under "NPI Agreement";
5. the Administration Agreement;
6. the Support Agreement referred to under "Support Agreement:'
7. the Performance Unit Incentive Plan of the Trust; and
8. a trust indenture entered into between the Trust and Computershare Trust Company of Canada dated July 28, 2005 in respect of the Debentures.

INTERESTS OF EXPERTS

KMPG LLP, Chartered Accountants, are the Trust's auditors and such firm has prepared an opinion with respect to the Trust's consolidated financial statements as at and for the year ended December 31, 2005. Information relating to reserves in this Annual Information Form was evaluated by GLJ Petroleum Consultants, as independent qualified reserves evaluators. As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities or property of the Trust or its associates or affiliates.

As at the date hereof, the principals of GLJ Petroleum Consultants, did not hold any registered or beneficial ownership interests, directly or indirectly in the securities or property of the Trust or its associates or affiliates.

AUDIT COMMITTEE MATTERS

The mandate of the Audit Committee (the "Audit Committee") of the Board of Trustees is set forth in Schedule "C" attached hereto.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Bachelor of Science in mathematics from McGill University and a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management Inc. and Managing Director with Scotia Capital.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2005	2004
Audit Fees	$190,500	$164,000
Audit-Related Fees	$118,975[(2)]	6,000[(1)]
Tax Fees	-	-
All Other Fees	-	-
Total	$309,475	$170,000

Notes:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

(2) In 2005, KPMG LLP provided services associated with the preparation of certain documents relating to the acquisition of Resolute and the issuance of the Debentures.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. **References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 15, 2006 of the Trust relating to the annual meeting of holders of Trust Units to be held on May 11, 2006. Additional financial information is also provided in the 2005 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 15, 2006 and the 2005 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by facsimile at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement entered into between the Trust and the Corporation dated as of August 16, 2004, as amended and restated June 30, 2005.

"**Board of Directors**" means the board of directors of the Corporation.

"**Board of Trustees**" means the board of trustees of the Trust.

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder.

"**Class A Trust Units**" means the class A trust units in the capital of the Trust in existence prior to the Reclassification.

"**Class B Trust Units**" means the class B trust units in the capital of the Trust in existence prior to the Reclassification.

"**Common Shares**" means the voting common shares in the capital of the Corporation.

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding.

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units.

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit.

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter).

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date.

"**Esprit Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others.

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at October 1, 2004 and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between October 1, 2004 and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between October 1, 2004 and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date.

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation.

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust.

"**GLJ**" means GLJ Petroleum Consultants, independent reserves evaluators of Calgary, Alberta.

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 23, 2006, with a preparation date of February 9, 2006 and effective December 31, 2005.

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder.

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares.

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so surrendered for redemption.

"**NPI**" means the net profits interest granted under the NPI Agreement.

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust.

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act.

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust.

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes.

"**Note Trustee**" means Computershare Trust Company of Canada.

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust.

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Trust Unit upon contacting the transfer agent of the Trust.

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes.

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit.

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo. dated as of September 30, 2004, as amended and restated June 30, 2005.

"**TSX**" means the Toronto Stock Exchange.

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005, pursuant to which the Trust was created, as amended from time to time.

"**Trust Units**" or "**Units**" means the Trust Units of the Trust.

"**Unitholders**" means holders from time to time of the Trust Units.

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee.

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder.

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

Exemption Number
82-34890

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Esprit Energy Trust (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 9, 2006	Canada	-	$951,438	-	$951,438

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 23, 2006

ORIGINALLY SIGNED BY

Terry L. Aarsby, P. Eng.
VP Corporate Evaluations

SCHEDULE B

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2. The report referred to in item 3 of section 2.1 of NI 51-101 shall in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 15th day of March, 2006.

(signed) *Stephen J. Savidant*
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
Director

(signed) *Donald R. Gardner*
Director

SCHEDULE C

MANDATE OF THE AUDIT COMMITTEE

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Trustees shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e) directly oversee the external audit process and results (in addition to items described in Section 4. below);

(f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

(g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

(a) inspect any and all of the books and records of Esprit;

(b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

   (a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

   (b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust provides 2005 tax information for Canadian unitholders

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 16 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to provide 2005 tax information for its Canadian unitholders.

2005 Tax Information for Canadian Unitholders

The following information is being provided to assist individual Canadian resident unitholders of Esprit Energy Trust for the calendar year 2005. The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential unitholder. The information is not intended to cover all possible income tax considerations. Unitholders of the Trust should consult their own legal and tax advisors as to the specific tax consequences of holding their Trust units.

Trust Units Held Within an RRSP, RRIF, RESP or DPSP

Unitholders who held Esprit Energy Trust units in a Registered Retirement Savings Plan ("RRSP"), Registered Retirement Income Fund ("RRIF"), Registered Education Savings Plan ("RESP") or Deferred Profit Sharing Plan ("DPSP") should not report any amount on their 2005 T1 Income Tax Return.

Trust Units Held Outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their trust units outside of an RRSP, RRIF,RESP or DPSP, through a broker or other intermediary and were entitled to receive cash distributions during 2005, will receive a "T3 supplementary" slip directly from their broker or intermediary, not from Esprit nor our Transfer Agent, Computershare Trust Company of Canada ("Computershare").

Registered unitholders of Esprit trust units who were entitled to receive cash distributions during the period from Computershare (and not from a broker or intermediary) will receive a "T3 Supplementary" slip directly from Computershare.

2005 Cash Distribution Information for Canadian Unitholders

Esprit has calculated that distributions earned by Canadian resident unitholders in respect of the 2005 taxation year are 77 percent taxable and 23 percent return of capital.

The table below summarizes, on a per unit basis, the taxability of 2005 distributions.

<<

Record date	Payment date	Distribution paid ($/unit)	Taxable Amount (77%)	Return of Capital Amount (23%)
Jan 31 2005	Feb 15 2005	0.14	$0.1078	$0.0322
Feb 28 2005	Mar 15 2005	0.14	$0.1078	$0.0322
Mar 31 2005	Apr 15 2005	0.14	$0.1078	$0.0322
May 02 2005	May 16 2005	0.14	$0.1078	$0.0322
May 31 2005	Jun 15 2005	0.14	$0.1078	$0.0322
Jun 30 2005	Jul 15 2005	0.14	$0.1078	$0.0322

Jul 29 2005	Aug 15 2005	0.14	$0.1078	$0.0322
Aug 31 2005	Sep 15 2005	0.14	$0.1078	$0.0322
Sep 30 2005	Oct 14 2005	0.14	$0.1078	$0.0322
Oct 31 2005	Nov 15 2005	0.15	$0.1155	$0.0345
Nov 30 2005	Dec 15 2005	0.15	$0.1155	$0.0345
Dec 30 2005	Jan 16 2006	0.15	$0.1155	$0.0345
		1.71	$1.3167	$0.3933

Adjusted Cost Base

Holders of Esprit Trust units must reduce the Adjusted Cost Base ("ACB") of their units by an amount equal to the cumulative cash received from distributions minus cumulative taxable amounts reported as "Other income" on their "T3 Supplementary" slips.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

>>
%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:31e 16-MAR-06

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business Editors:
Esprit Energy Trust files 2005 year end disclosure documents

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 16 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today filed its 2005 annual report which includes its audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Esprit has also filed its annual information form for the year ended December 31, 2005, which includes disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administration, and its management information circular.

Copies of these documents may be obtained via SEDAR at www.sedar.com or on the Corporation's website at www.eee.ca

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:32e 16-MAR-06

ESPRIT
ENERGY TRUST

Esprit Energy Trust files 2005 Year End Disclosure Documents

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 16, 2006 / CNW / - Esprit Energy Trust ("Esprit" or the "Trust") today filed its 2005 annual report which includes its audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Esprit has also filed its annual information form for the year ended December 31, 2005, which includes disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administration, and its Management Information Circular.

Copies of these documents may be obtained via SEDAR at www.sedar.com or on the Corporation's website at www.eee.ca

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

For further information please visit our web site at www.eee.ca or contact:

Lisa Ciulka
Manager, Investor Relations

(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

ESPRIT
ENERGY TRUST

Esprit Energy Trust Confirms its April Distribution and Announces its May Distribution.

CALGARY, Mar. 20/CNW/ - Esprit Energy Trust ("Esprit" or the "Trust"), today confirmed its April distribution and announced its distribution for May. Esprit confirmed that the April distribution will be $0.15 per trust unit and will be paid to unitholders of record on April 28, 2006. The distribution will be paid on May 15, 2006. The ex-distribution date will be April 26, 2006.

Esprit also announced that the May distribution will be $0.15 per trust unit and will be paid to unitholders of record on May 31, 2006. The distribution will be paid on June 15, 2006. The ex-distribution date will be May 29, 2006.

These distributions of $0.15 per trust unit per month are unchanged from previous months and mark the eighth consecutive distribution at this rate. In October 2005, Esprit increased its distributions $0.01 per unit from its previous level of $0.14 per trust unit per month. Based on Esprit's closing price on March 17, 2006 and an annualized distribution of $0.15 per trust unit per month, this represents a cash-on-cash yield of approximately 15 percent.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Cash-on-cash yield is a non-GAAP measure and may not be comparable with calculations made by other entities. It is calculated by dividing the annualized current distribution paid per trust unit by the unit price. Cash-on-cash yield is commonly used in the energy trust sector to measure a unitholder's potential return on investment.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

For further information please visit our web site at www.eee.ca or contact:

Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

ESPRIT
ENERGY TRUST

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Exemption Number 82-34750

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

B1234567890 XXX

Intermediary

XXX

Voting Instruction Form ("VIF") - Annual Meeting to be held on May 11, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Mountain Time, on May 9, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the toll free number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456 **HOLDER ACCOUNT NUMBER B1234567890** **ACCESS NUMBER 12345**

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

B1234567890 [redacted]

XXX 123

Exemption Number
82-34890

Appointee(s)

Management Appointee(s) are: Stephen J. Savidant, a trustee of the Trust and President and Chief Executive Officer of Esprit Exploration Ltd. (the "Corporation"), the administrator of the Trust, or failing him, Stephen B. Soules, a trustee of the Trust and Executive Vice President and Chief Financial Officer of the Corporation

OR

If you wish to attend in person or appoint someone else to attend on your behalf, Enter your name or the name of your appointee in this space (see Note #3 on reverse).

as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of Unitholders to be held at the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue SW, Calgary AB on May 11, 2006 at 10:00 AM (the "Meeting") and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants, as auditors for the Trust for the ensuing year, and to authorize the Board of Trustees to fix their remuneration.

For ☐ Withhold ☐

2. Election of Trustees

The election of the trustees set forth in the Information Circular of the Trust dated March 15, 2006 (the "Information Circular").

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

To vote in his discretion on any amendment or variation to the foregoing matters or on any other matter to properly come before the Meeting or any adjournment thereof.

The undersigned Unitholder hereby revokes any proxy previously given to attend and vote at the Meeting and acknowledges receipt of the Notice of Annual Meeting of Unitholders and the Information Circular of the Trust dated March 15, 2006.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse). ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 001111 9XX AR2 EEEQ

Computershare

Exemption Number
82-34890

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 23, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX

Dear Sirs:

Subject: Esprit Energy Trust

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	296 66N 301
4.	ISIN Number:	:	CA29666N3013
5.	Record Date	:	March 15, 2006
6.	Meeting Date	:	May 11, 2006
7.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Esprit Energy Trust

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Esprit Energy Trust
Attention: Greg Jerome

Benett Jones
Attention: Brent Kraus

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, March 2 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective March 15, 2006; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.19495 to 1.21016. The increase in the Exchange Ratio is calculated by multiplying the $0.15 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

Exemption Number
82-34890

CNW 16:08e 02-MAR-06

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business Editors:
Esprit Energy Trust Announces President and CEO Stephen Savidant to retire.

CALGARY, March 2 /CNW/ - Stephen Savidant, President and Chief Executive Officer of Esprit Energy Trust ("Esprit" or the "Trust") today announced that he will step down effective with the Trust's Annual Meeting on May 11, 2006. Esprit's Board of Trustees also announced the appointment of Paul B. Myers, currently Esprit's Executive Vice President and Chief Operating Officer, as President and Chief Executive Officer. Mr. Myers' appointment will be effective May 11, 2006 when he will also stand for election to Esprit's Board of Trustees at the Trust's Annual Meeting.

Mr. Savidant has over 33 years of experience in the industry including the past four years with Esprit. After retiring from the Trust, Mr. Savidant plans to pursue personal and other business interests. As a matter of good corporate governance, Mr. Savidant has also decided not to stand for reelection to the Esprit Board at the Annual Meeting in May.

"The past four years at Esprit have been full of challenges, opportunities and successes. Throughout that time, I have received tremendous support from all of my colleagues that make up the Esprit team and from my fellow Board members. I would like to express my great appreciation to them for that support," said Mr. Savidant

"The Board would like to thank Steve Savidant for his leadership and guidance of Esprit over the past four years. Steve successfully led Esprit through a conversion to an income trust, several value-adding acquisitions and an overall strengthening of the Trust's asset and organizational base. The enterprise, our unitholders and the Board are going to miss Steve's intellect, insight and dedication," said Michael Stewart, Esprit's Chairman of the Board.

Mr. Stewart also commented "The Board is delighted in the appointment of Mr. Myers. Since joining Esprit in September 2005 as Chief Operating Officer, Paul has demonstrated strong leadership skills which, together with his technical and commercial experience, are proving to be a great asset to Esprit."

Prior to joining Esprit, Mr. Myers was Vice President, Alaska and Gulf of Mexico Exploration and Production, for EnCana Corp. He has 20 years of experience in the oil and gas industry. Mr. Myers started his career with Amoco Production Co. as a processing geophysicist. Since then he has held increasingly senior roles at Amoco, Statoil Exploration US., and PanCanadian Petroleum Ltd. Mr. Myers has a Bachelor of Science degree in Geophysics from Lehigh University in Pennsylvania, a Master's degree in Geology from the University of Kansas and an Executive Master of Business Administration degree from the University of Calgary.

"I am personally very pleased with the Board's selection of Paul Myers as Esprit's new President and Chief Executive Officer. I have every confidence that Paul, supported by the full team at Esprit, will be able to lead Esprit to a successful and prosperous future," said Mr. Savidant.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 17:08e 02-MAR-06

Exemption Number
82-34890

RECEIVED
2006 APR -5 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Esprit Energy Trust**

Participation Fee for the Financial Year Ending: **December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Trust Units

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		66,322,792	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$11.76	
Market value of class or series (rounded to nearest thousand)	=	$779,956,000	$779,956,000(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

Convertible Debentures

= December 31 principal amount x December 31 Closing price

= $98,850,000 x 1.0532 $104,109,000(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = **$884,065,000**

Total fee payable in accordance with Appendix A of the Rule **$35,000**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) N/A

Total Fee Payable	× $\frac{\text{Number of months remaining in financial year}}{12}$	=	N/A
Late Fee, if applicable			N/A

(please include the calculation pursuant to section 2.9 of the Rule)

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Exemption Number
82-34890

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the consolidated financial statements.

Esprit Energy Trust maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for reviewing and approving the consolidated financial statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of Trustees who are not employees of the Trust. The Audit Committee of Trustees meets regularly with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the consolidated financial statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the unitholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditors, have audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the shareholders. KPMG LLP have full and free access to the Audit Committee.

Stephen J. Savidant
President and Chief Executive Officer
February 14, 2006

Stephen B. Soules
Executive Vice President and Chief Financial Officer
February 14, 2006

TO THE UNITHOLDERS OF ESPRIT ENERGY TRUST

We have audited the consolidated balance sheets of Esprit Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 14, 2006

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)	December 31, 2005	December 31, 2004 (restated Note 3)
ASSETS		
Current assets		
Accounts receivable	$ 43,433	$ 22,973
Prepaid expenses	7,684	2,773
	51,117	25,746
Property, plant and equipment, net (Note 7)	763,191	359,662
Goodwill (Note 4)	147,622	–
Deferred financing charges, net	3,933	–
	$ 965,863	$ 385,408
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 61,954	$ 36,264
Unitholder distributions payable	9,948	5,620
	71,902	41,884
Bank loans (Note 8)	144,239	86,875
Convertible debentures (Note 9)	93,866	–
Asset retirement obligations (Note 10)	24,059	11,006
Future income taxes (Note 14)	113,982	19,356
	448,048	159,121
Non-controlling interest (Note 12)	6,280	15,731
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 11)	617,862	298,726
Equity component of convertible debentures (Note 9)	2,090	–
Contributed surplus	2,638	–
Accumulated cash distributions (Note 6)	(114,125)	(16,788)
Retained earnings (deficit)	3,070	(71,382)
Total unitholders' equity	511,535	210,556
	$ 965,863	$ 385,408

Commitments (Note 15)

See accompanying notes to consolidated financial statements.

D. Michael G. Stewart
Trustee

W. Mark Schweitzer
Trustee

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

For the Year Ended December 31, (Stated in thousands of dollars, except per unit amounts)	2005	2004
Revenue		
Oil and gas	$ 287,834	$ 184,649
Royalties	(67,645)	(44,549)
	220,189	140,100
Expenses		
Operating	47,149	35,092
Depletion, depreciation and amortization	74,784	44,877
General and administrative	8,052	5,014
Interest and financing	8,340	3,233
Accretion of asset retirement obligation (Note 10)	1,198	902
Unit-based compensation (Note 11b)	2,638	1,835
Plan of Arrangement and other	849	8,497
	143,010	99,450
Earnings before income taxes and non-controlling interest	77,179	40,650
Income taxes (Note 14)		
Current	1,121	772
Future	(822)	11,085
	299	11,857
Earnings before non-controlling interest	76,880	28,793
Non-controlling interest (Note 12)	2,428	694
Net earnings for the year	74,452	28,099
Deficit, beginning of year	(71,382)	(99,481)
Retained earnings (deficit), end of year	$ 3,070	$ (71,382)
Net earnings per unit		
Basic	1.31	0.70
Diluted	1.28	0.68

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, (Stated in thousands of dollars, except for per unit amounts)	2005	2004
OPERATIONS		
Net earnings for the year	$ 74,452	$ 28,099
Items not involving cash		
Depletion, depreciation and amortization	74,784	44,877
Unit-based compensation	2,638	1,624
Accretion of asset retirement obligation	1,198	902
Accretion of convertible debentures	172	–
Amortization of deferred financing charges	522	–
Future income taxes	(822)	11,085
Non-controlling interest	2,428	694
Asset retirement expenditures	(1,118)	(504)
	154,254	86,777
Changes in non-cash working capital from operations	(3,076)	8,762
	151,178	95,539
FINANCING		
Distributions	(97,336)	(16,788)
Change in unitholder distributions payable	4,328	5,620
Increase in bank loans	32,277	16,556
Issuance of convertible debentures, net of issue costs	95,545	–
Plan of arrangement costs and other	(341)	(10,507)
Issuance of shares on exercise of stock options	–	19,115
Payment of $0.22 per share on Plan of Arrangement	–	(36,091)
Debt assumed by ProspEx	–	10,655
	34,473	(11,440)
INVESTMENTS		
Exploration and development expenditures	(79,383)	(122,419)
Property dispositions	278	37,644
Office equipment	(623)	(153)
Corporate acquisitions (Note 4)	(107,205)	–
Other	24	207
	(186,909)	(84,721)
Changes in non-cash working capital	1,258	622
	(185,651)	(84,099)
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –
Supplementary cash flow information		
Cash taxes paid	$ 902	$ 1,035
Interest paid	$ 7,756	$ 3,149

See accompanying notes to consolidated financial statements.

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 pursuant to a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company") and ProspEx Resources Ltd. ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx and each Esprit Exploration Ltd. shareholder received 0.25 of either a Class A Trust Unit, Class B Trust Unit or an exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a payment of $0.22 per share.

Pursuant to the terms of an agreement (the "NPI Agreement"), the Trust is entitled to a payment from the Company each month equal to the amount by which 99 percent of the gross proceeds from the sale of production exceed 99 percent of certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the Company. The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust earned from interest income on the notes and from the income generated under the NPI Agreement, and from any dividends paid on the common shares of the Company, less any expenses of the Trust (including interest on the convertible debentures).

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.

The 2005 consolidated financial statements reflect the results of the Trust and its subsidiaries. The comparative figures for 2004 reflect the results of operations and cash flows of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(A) CONSOLIDATION The consolidated financial statements include the accounts of the Trust and its subsidiaries. A substantial portion of the oil and gas activities are conducted jointly with others and the consolidated financial statements reflect only the Trust's proportionate interest in such activities.

(B) CAPITAL ASSETS The Trust follows the full cost method of accounting for exploration and development expenditures whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical, lease rentals on undeveloped properties, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs, and estimated costs of future development of proved undeveloped reserves are depleted and depreciated by the unit of production method based on estimated proved reserves before royalties as determined by independent engineers. Oil and gas reserves are converted to equivalent units using their relative energy content. Costs of unproved properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.

Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flow expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow is estimated using future product prices and costs and is discounted using the risk-free rate.

Amortization of capital assets not related to oil and gas assets is calculated using the declining balance method at rates ranging from 20 to 50 percent per annum. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

(C) GOODWILL The Trust records goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust. If the fair value is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(D) REVENUE RECOGNITION Revenue associated with sale of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(E) ASSET RETIREMENT OBLIGATION The Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as producing well sites and natural gas processing plants, in the period in which they are incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire tangible assets are deducted from the liability as incurred.

(F) INCOME TAXES The Trust is a taxable entity under the Income Tax Act (Canada) (the "Act") and is taxable only on taxable income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders, it is not liable for income tax and therefore no provision for income taxes has been made in the Trust.

The Company follows the liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the amounts reported in the financial statements and the tax basis of the assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(G) UNIT-BASED COMPENSATION Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant date and charged to earnings over the vesting period. Consideration paid on exercise of options is credited to share capital. As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

The Trust's Performance Unit Incentive Plan is described in Note 11 (b). Units granted under the plan are accounted for using the fair value method. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.

(H) FOREIGN CURRENCY Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the monthly average exchange rate. Translation gains or losses are included in earnings in the year incurred.

(I) FINANCIAL INSTRUMENTS The Company uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. These instruments are not recognized in the financial statements on inception. Gains or losses arising from financial instruments on commodity prices and foreign currency are recognized as adjustments to the related revenue accounts when the gain or loss is realized.

3. CHANGES IN ACCOUNTING POLICIES

(A) EXCHANGEABLE SECURITIES – NON-CONTROLLING INTEREST In 2004, the Trust adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for classification as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net earnings with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005 the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders' capital of $1.9 million ($1.2 million at December 31, 2004) and an increase in future income taxes of $0.9 million (2004 – $0.6 million). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the changes has been recorded in the current period. Cash flow was not impacted by the change.

(B) HEDGING RELATIONSHIPS In 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective, requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

4. ACQUISITIONS

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million trust units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute shareholders, was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil and gas companies (Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe")) for consideration of $100.2 million. The acquisitions were accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisitions.

The table below summarizes the allocation of the purchase prices to the net assets of the acquisitions:

($ thousands)	Resolute	Markedon	Monroe	Total
Fair value of trust units issued	301,332	–	–	301,332
April distribution on trust units				
issued to former Resolute shareholders	3,371	–	–	3,371
Cash	–	70,243	28,210	98,453
Transaction costs	3,629	1,340	412	5,381
Total cost of acquisitions	308,332	71,583	28,622	408,537
Allocated as follows:				
Net working capital,				
including $13.3 million of cash	10,878	(1,845)	(254)	8,779
Debt assumed	(36,000)	–	–	(36,000)
Asset retirement obligation	(11,339)	(853)	(48)	(12,240)
Future income taxes	(65,112)	(20,597)	(8,701)	(94,410)
Goodwill	118,019	20,293	9,310	147,622
Property, plant and equipment	291,886	74,585	28,315	394,786
Total cost of acquisitions	308,332	71,583	28,622	408,537

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase allocations as the cost estimates and tax balances are finalized.

5. TRANSFER OF NET ASSETS TO PROSPEX

Pursuant to the Arrangement, certain undeveloped land, seismic, producing oil and gas assets and liabilities were transferred to ProspEx on October 1, 2004. At the time of the transfer, ProspEx and the Trust were related parties. The assets and liabilities were transferred at the following net book values:

($ thousands)	
Property, plant and equipment	38,843
Future tax asset	8,353
Long-term debt	(10,655)
Asset retirement obligation	(3,492)
Net assets transferred	33,049

In addition to the net assets transferred, $70 million of tax pools were transferred to ProspEx.

As part of the Arrangement, the Company incurred $8.5 million in payments to employees and officers, including termination, retention and transaction bonus payments. These costs have been reflected as a Plan of Arrangement expense in the statement of earnings. All other direct costs of the restructuring in the amount of $10.6 million were charged to unitholders' capital.

In conjunction with the Arrangement, the Trust and ProspEx entered into an administrative and technical services agreement pursuant to which the Trust provided certain administrative and technical services to ProspEx until March 31, 2005.

6. RECONCILIATION OF DISTRIBUTIONS

($ thousands except per unit amounts)	2005	2004
Cash distributions during the period	97,337	16,788
Accumulated cash distributions, beginning of period	16,788	–
Accumulated cash distributions, end of period	114,125	16,788
Cash distributions per unit[(1)]	1.71	0.42
Accumulated cash distributions per unit, beginning of period	0.42	–
Accumulated cash distributions per unit, end of period	2.13	0.42

(1) Represents the sum of the distributions declared on each trust unit during the year.

7. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2005	2004
Oil and gas properties	1,123,915	646,224
Other capital assets	5,581	4,959
	1,129,496	651,183
Less accumulated depletion, depreciation and amortization	(366,305)	(291,521)
Total capital assets, net	763,191	359,662

At December 31, 2005, oil and gas assets included $23.0 million (2004 – $7.0 million) relating to unproved properties which have been excluded from the depletion calculation. Future development costs related to proved undeveloped reserves of $81.3 million (2004 – $59.9 million) are included in the depletion calculation.

In 2005, the Trust capitalized $3.4 million (2004 – $3.7 million) of overhead directly related to acquisition, exploration and development activities.

In 2004, the Company sold to an unrelated third party certain coalbed methane and shallow gas properties for cash consideration of $37.7 million.

At December 31, 2005, the Trust applied a ceiling test to its oil and gas assets using expected future market prices of:

	2006	2007	2008	2009	2010	Thereafter
Natural gas ($ per thousand cubic feet)(1)	10.14	9.96	9.95	8.39	7.86	+2.0%/yr
Natural gas liquids ($ per barrel)(1)	60.10	60.57	58.56	56.33	55.11	+2.0%/yr
Crude oil ($ per barrel)(2)	66.55	67.07	64.84	62.37	61.02	+2.0%/yr

(1) Weighted average plantgate price
(2) Weighted average wellhead price

A ceiling test surplus existed at December 31, 2005 and 2004.

8. BANK LOANS

The Trust executed an amended and restated credit agreement August 2005, which increased the Trust's credit facility by $30 million to $280 million (2004 – $150 million). The credit agreement provides for an extendible revolving term and is secured by a $500 million (2004 – $250 million) demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the year ended December 31, 2005 was approximately 3.5 percent (2004 – 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

9. CONVERTIBLE DEBENTURES

On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 of each year. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At December 31, 2005, the principal amount outstanding on the Debentures is $95.9 million.

The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance over the term of the Debentures. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders' equity will be reclassified to trust units along with the principal amount converted.

The following table sets forth a reconciliation of the Debenture activity:

($ thousands)	Debt Portion	Equity Portion	Total
July 28, 2005 Issuance	97,820	2,180	100,000
Accretion	171	–	171
Conversion to trust units	(4,125)	(90)	(4,215)
Balance, December 31, 2005	93,866	2,090	95,956

10. ASSET RETIREMENT OBLIGATION

The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

($ thousands)	2005	2004
Balance, beginning of year	11,006	13,489
Transfer to ProspEx	–	(3,492)
Increase in liability from acquisitions	12,240	–
Liabilities incurred	875	611
Liabilities settled	(1,118)	(504)
Accretion expense	1,198	902
Revisions in estimated cash flows	(142)	–
Balance, end of year	24,059	11,006

The Trust used a credit adjusted, risk-free annual discount of seven percent and an inflation rate of two percent per annum to calculate the present value of the obligations. Undiscounted expenditures of $86.8 million are expected to be made over the next 45 years.

11. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Effective June 30, 2005, the Trust eliminated its dual trust unit structure. All trust units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. There are no residency restrictions on the trust units. Prior to this, the capital structure of the Trust consisted of Class A trust units and Class B trust units. The Class A and Class B trust units had the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A trust units had no residency restrictions whereas the Class B trust units could only be held by Canadian residents.

(A) ISSUED AND OUTSTANDING A summary of unitholders' capital for the years ended December 31, 2005 and 2004 is as follows:

	Number (thousands)	Amount ($ thousands)
Balance at December 31, 2004	40,183	298,726
Plan of Arrangement and trust unit issuance costs	–	(338)
Fair value of trust units issued on acquisition of Resolute	24,078	301,332
Units issued on conversion of exchangeable shares	1,797	12,521
Step purchase on exchangeable shares	–	1,406
Units issued on conversion of 6.5% convertible debentures	300	4,215
Total trust units as at December 31, 2005	66,358	617,862

(B) TRUST PERFORMANCE UNIT INCENTIVE PLAN AND STOCK OPTIONS In accordance with the Arrangement, all outstanding stock options of the Company vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004. In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B trust units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

	2005	2004	
	Performance Units (thousands)	Options (thousands)	Weighted Average Exercise Price ($/unit)
Outstanding at beginning of year	–	11,079	2.63
Granted	527	40	2.81
Exercised	–	(9,510)	2.35
Cancelled	(62)	(1,609)	4.15
Outstanding at end of year	465	–	–

The Trust has implemented a Performance Unit Incentive Plan (the "Plan"). Under the Plan, the Trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust's performance relative to its peers.

As at December 31, 2005, 464,651 (2004 – Nil) performance units were issued and outstanding. The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. During the fourth quarter of 2005, the performance factor assumption on performance units vesting on January 1, 2006 was reduced from 1.0 to 0.25. For 2005, unit-based compensation expense of $2.7 million (2004 – $1.8 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to unitholders' equity when the units are ultimately issued.

(C) PER UNIT AMOUNTS Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the "if-converted" method. The dilutive effect of performance units is including using the fair value method and the dilutive effect of stock options is included using the treasury stock method. An adjustment to the numerator of earnings per share amount was required in the diluted calculation to provide for the earnings ($2.4 million) attributable to the non-controlling interest and the interest on the convertible debentures ($2.7 million). The following table summarizes the trust units used in calculating net earnings per unit.

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the trust units used in calculating net income per unit.

(thousands)	2005	2004
Weighted average number of units outstanding – basic	56,869	40,023
Effect of performance units	310	469
Trust units issuable on conversion of exchangeable shares	1,772	558
Trust units issuable on conversion of debentures	3,016	–
Weighted average number of units outstanding – diluted	61,967	41,050

12. NON-CONTROLLING INTEREST

Upon Esprit's conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of a subsidiary, rather than trust units, if they so elected. Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings.

On October 1, 2007, the Trust will issue trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for trust units during the year ended December 31, 2005:

Exchangeable shares	Number of Shares (thousands)	Amount ($ thousands)
Issued on October 1, 2004	2,443	18,066
Exchanged for trust units	(395)	(3,029)
Non-controlling interest in net earnings	–	694
Balance, December 31, 2004	2,048	15,731
Exchanged for trust units	(1,581)	(11,879)
Non-controlling interest in net income	–	2,428
Balance, December 31, 2005	467	6,280
Exchange ratio, December 31, 2005	1.16760	
Trust units issuable upon conversion	545	

The exchangeable shares of the subsidiary are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares are presented as a non-controlling interest because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the exchangeable shareholders' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

13. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2005:

Natural Gas Contracts	Notional Volumes (GJ/d)	Physical/ Financial	Term	Price ($/GJ)
AECO Fixed Price	20,000	Financial	Nov. 1, 2005 – Mar. 31, 2006	9.76
AECO Fixed Price	2,500	Physical	Nov. 1, 2005 – Mar. 31, 2005	9.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.00–9.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.00–9.50
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–10.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–10.50
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–11.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	7.50–12.45
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	8.00–14.00
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	8.00–15.20
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	9.00–16.70
AECO Fixed Price	17,500	Physical	Jan. 1, 2006 – Jan. 31, 2006	12.3075
AECO Fixed Price	7,500	Physical	Feb. 1, 2006 – Feb. 28, 2006	15.18
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	7.50–10.10
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	8.00–10.25
AECO Fixed Price	12,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	8.87
AECO Fixed Price	2,500	Physical	Apr. 1, 2006 – Oct. 31, 2006	9.05
AECO Collar	2,500	Financial	Apr. 1, 2006 – Oct. 31, 2006	9.50–13.00

Crude Contracts	Notional Volumes (Bbl/d)	Type	Term	Price (Cdn. $/bbl)
WTI Nymex Fixed Price	650	Financial	Nov. 1, 2005 – Oct. 31, 2008	71.50

As at December 31, 2005, the Trust would have realized a loss of approximately $6.0 million (2004 – gain of $4.3 million) were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures is approximately $105.3 million.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust is exposed to a floating rate of interest on all of its bank loans.

The Trust has no instruments in place at December 31, 2005 (2004 – Nil) to manage the foreign currency and interest rate exposures.

14. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before taxes. The reasons for these differences are as follows:

($ thousands except where noted)	2005	2004
Earnings before income taxes and non-controlling interest	77,179	40,650
Rate	37.62%	38.62%
Computed expected provision for future income taxes	29,035	15,699
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	11,384	8,824
Resource allowance	(14,122)	(8,429)
Net income of the Trust and other	(28,019)	(5,902)
Non-deductible unit-based compensation	993	627
Effect of change in tax rate	(93)	251
Valuation allowance	–	15
	(822)	11,085
Capital taxes	1,121	772
Income tax expense	299	11,857

The components of the future income tax asset at December 31, 2005 and 2004 are as follows:

($ thousands)	2005	2004
Tax assets:		
Loss carryforwards and other	7,581	55,381
Asset retirement obligation	8,089	3,700
Share issue costs	231	333
	15,901	59,414
Tax liabilities:		
Capital assets	126,338	75,225
	(110,437)	(15,811)
Valuation allowance	(3,545)	(3,545)
Future tax (liability) asset	(113,982)	(19,356)

The Trust meets criteria qualifying it for income tax treatment permitting a tax deduction for distributions paid to the unit holders in addition to other deductions available in the Trust. At December 31, 2005, the book amounts of the Trust's assets and liabilities exceed the tax basis by $3.2 million.

15. COMMITMENTS

The Company has committed to certain payments over the next five years as follows:

($ thousands)	2006	2007	2008	2009	2010
Bank loan[1]	–	144,316	–	–	–
Convertible debentures[2]	–	–	–	–	95,850[2]
Pipeline transportation	2,090	1,482	1,182	–	–
Operating leases	362	403	435	443	479
Software licenses	562	–	–	–	–
	3,014	146,201	1,617	443	96,329

(1) The credit facility may be extended at the mutual agreement of the Trust and its lenders in May 2006. The Trust intends to extend the terms of this agreement on an ongoing basis. If the facility is not extended, a balloon payment is required on June 1, 2007. Additional details regarding the Trust's bank loans debt are described in Note 8.

(2) As described in Note 9, the Debentures mature on December 31, 2010. The Trust has the option to settle the Debentures with either cash or trust units.

Exemption Number
82-34890

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer) for the financial year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 15, 2006

(signed) *"Stephen B. Soules"*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

Exemption Number
82-34890

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer) for the financial year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 15, 2006

(signed) *"Stephen J. Savidant"*
Stephen J. Savidant
President and Chief Executive Officer

Exemption Number
82-34890

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of February 15, 2006.

The following management's discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 (contained in this annual report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principals ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following are descriptions of non-GAAP measures used in this MD&A:

"Cash flow" equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

"Net debt" equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

"Net debt to cash flow ratio" equals the net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

"Operating netback" equals total revenue per boe less royalties per boe and operating costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.

"Payout ratio" equals distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.

"Finding and development costs" equal exploration and development capital expenditures plus the change in future development costs divided by reserve additions (including reserve revisions). Finding and development costs are used by management as a measure of the cost effectiveness of the Trust.

"Finding, development and acquisition costs" equal capital expenditures plus the change in future development costs divided by reserve additions (including acquisitions and reserve revisions). Finding, development and acquisition costs are used by management as a measure of the cost effectiveness of the Trust.

This MD&A contains forward-looking or outlook information with respect to the Trust. Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

VISION, CORE BUSINESS AND STRATEGY

Built on a business model of sustainability, Esprit is a western Canadian conventional oil and natural gas income trust with the objective of providing its unitholders with stable monthly distributions. Esprit's team of experienced management and technical professionals is focused on executing Esprit's low-to moderate-risk capital program in an efficient and effective manner. In pursuit of this, Esprit endeavors to operate its properties wherever possible. This gives us greater control over our operating and capital costs and project timing.

Esprit maintains the financial flexibility to pursue strategic acquisitions to enhance the Trust's sustainability and grow its production base.

Esprit's approach to commodity hedging helps reduce price volatility thereby enhancing cash flow stability. Esprit also uses commodity hedges from time to time to protect transaction economics.

QUARTERLY OPERATING RESULTS ($ thousands, except per unit amounts)

	Three months ended				Three months ended			
	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004
Oil and gas revenue	104,783	83,031	57,382	42,638	44,419	46,351	48,651	45,228
Net earnings	25,052	22,465	15,906	11,029	12,179	(185)[1]	8,421	7,684
Per unit – Basic	0.38	0.35	0.28	0.27	0.31	(0.01)	0.21	0.19
– Diluted	0.37	0.34	0.27	0.27	0.29	(0.01)	0.21	0.19
Cash flow	56,149	45,143	30,504	22,456	23,791	13,880	25,513	23,591
Per unit – Basic	0.86	0.70	0.54	0.56	0.60	0.34	0.64	0.59
– Diluted	0.78	0.64	0.52	0.53	0.56	0.34	0.63	0.58

(1) A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

FOURTH QUARTER REVIEW

Esprit closed out its first full year operations as a trust with strong results. The fourth quarter of 2005 was a period of high activity including the drilling of 49 wells compared to 38 wells for the previous nine months of 2005. Significant drilling successes occurred in the Olds and Berry areas. Total capital expenditures for the quarter were $25.6 million. Production for the quarter averaged 17,814 boe per day; a 60 percent increase from the comparative period in the prior quarter. Esprit's average sales price after transportation and hedging was $63.93 per boe, a 48 percent increase from the same quarter last year. Higher sales prices combined with increased production volumes helped generate cash flow from operations totaling $56.1 million ($0.86 per unit – basic; $0.78 per unit – diluted), a 136 percent increase from the comparative period in 2004, and net earnings of $25.1 million ($0.38 per unit – basic; $0.37 per unit – diluted) for the fourth quarter. With these results, the Trust was able to increase its distributions to unit holders by seven percent over prior quarters. The Trust distributed $29.7 million ($0.45 per unit) in the quarter.

QUARTERLY FINANCIAL HIGHLIGHTS ($ thousands, except per boe and per unit amounts)

	Three months ended					Year ended	
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Royalty expense	27,739	10,358	17,534	12,182	10,190	67,645	44,549
per boe	16.93	10.09	11.37	9.90	10.42	12.55	9.98
As a percentage of revenue	26	23	21	21	24	24	24
Operating expenses	14,838	8,322	14,488	10,412	7,412	47,149	35,092
per boe	9.05	8.10	9.40	8.46	7.58	8.75	7.84
G&A expenses	2,414	933	2,109	1,957	1,573	8,052	5,014
per boe	1.47	0.91	1.37	1.59	1.61	1.49	1.12
Interest expense(1)	3,655	839	2,677	1,124	884	8,340	3,233
per boe	2.23	0.82	1.74	0.91	0.90	1.55	0.72
Distributions to unitholders	29,654	16,788	27,088	23,703	16,892	97,336	16,788
per Trust Unit(2)	0.45	0.42	0.42	0.42	0.42	1.71	0.42
Net debt(3)	258,890	103,015	262,415	152,113	108,106	258,890	103,015
per Trust Unit(4)	3.90	2.51	4.06	2.36	2.68	3.90	2.51
Net debt to cash flow(5)	1.16	1.09	1.47	1.24	1.19	1.68	1.19

(1) Includes interest on the convertible debentures.

(2) Based on weighted average basic trust units outstanding throughout the period.

(3) Net debt equals bank loans plus convertible debentures plus current liabilities minus current assets.

(4) Based on total number of trust units outstanding at the end of the period.

(5) Net debt divided by cash flow (annualized for quarterly information).

OIL AND NATURAL GAS REVENUE

Oil and natural gas revenue for the fourth quarter of 2005 was $104.8 million, an increase of $21.8 million over the third quarter of 2005 and up $60.4 million from $44.4 million in the last quarter of 2004. This increase was due largely to a six percent increase in production volumes over the third quarter and a 60 percent increase in production volumes over the same quarter of the prior year. Also, the Trust saw a significant increase in overall commodity prices received. Higher production volumes and commodity prices contributed approximately $6 million and $16 million respectively to increased revenue over the third quarter of 2005.

PRODUCTION

				Three months ended			Year ended
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Natural gas (mcf/d)	79,494	55,920	79,056	65,709	54,963	69,898	62,162
Natural gas liquids (bbl/d)	1,725	1,436	1,424	1,357	1,310	1,455	1,324
Oil (bbl/d)	2,840	405	2,159	1,216	394	1,660	540
Total (boe/d)	17,814	11,161	16,759	13,525	10,864	14,765	12,225
Natural gas	74%	83%	79%	81%	84%	79%	85%
Natural gas liquids	10%	13%	8%	10%	12%	10%	11%
Oil	16%	4%	13%	9%	4%	11%	4%
Total	100%	100%	100%	100%	100%	100%	100%

The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing approximately 16 percent of total production for the quarter ended December 31, 2005.

Fourth quarter natural gas production averaged 79.5 million cubic feet ("mmcf") per day, a 42 percent increase compared to the fourth quarter of 2004 of 55.9 mmcf per day and up marginally over average production of 79.1 mmcf per day in the prior quarter. The increase in natural gas production over the fourth quarter of 2004 is primarily due to the volumes contributed by the Resolute Energy assets which were acquired in April of 2005. In the fourth quarter, natural gas comprised 74 percent of Esprit's production as compared to an average of 83 percent in the fourth quarter of 2004. The proportion of natural gas production has decreased as a result of Esprit's acquisition of two, mainly oil producing private companies – Markedon Energy and Monroe Energy – in August 2005.

Fourth quarter average natural gas liquid production was 1,725 bbls per day, compared to 1,436 bbls per day in the same quarter of 2004 and 1,424 bbls per day in the third quarter. The increase in liquids production over the prior year is largely due to the volumes contributed by the Resolute acquisition. The increase over the third quarter reflects low liquids inventories at the start of the third quarter as storage tanks were emptied in preparation for the scheduled maintenance at Olds in June. Also, new liquids rich gas production was brought on at Olds in the fourth quarter. Natural gas liquids ("NGLs") as a percentage of total production, decreased to 10 percent compared to 13 percent in the fourth quarter of 2004 also as a result of the acquisitions in August of 2005.

Fourth quarter oil production averaged 2,840 bbls per day, a 2,435 bbls per day increase over the same period of 2004 and a 681 bbls per day increase over the previous quarter. The increase is mainly due to volumes contributed by the acquisitions of Markedon Energy and Monroe Energy, which were both largely oil producers, and positive drilling results in the Berry area. Oil accounted for 16 percent of Esprit's production in the fourth quarter, as compared to four percent in the fourth quarter of 2004.

PRICES AND PRODUCT MARKETING

In the fourth quarter of 2005 the Company's marketing activities resulted in an average realized natural gas price, net of transportation and hedging costs of $10.87 per thousand cubic feet ("mcf") as compared to $8.50 per mcf in the prior quarter and $6.99 per mcf in the fourth quarter of 2004. Spot natural gas prices were volatile during the quarter, reaching a high on December 13 of $14.57 per gigajoule ("GJ") at AECO, at which point prices dropped throughout the remainder of the quarter. Including oil and NGLs, the Trust's realized overall commodity price in the fourth quarter was $63.93 per boe, as compared to $43.26 per boe for the same period in 2004 and $53.85 in the prior quarter. Oil prices dropped through the first half of the quarter, reaching a low of US$55.72 WTI per bbl, before increasing to a closing price for the quarter of US$57.76 WTI per bbl. Higher commodity prices accounted for $21 million of the increase in fourth quarter revenue over the prior year.

OPERATING COSTS

	Three months ended					Year ended	
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Operating costs ($ thousands)	14,838	8,322	14,488	10,412	7,412	47,149	35,092
Operating costs ($ per boe)	9.05	8.10	9.40	8.46	7.58	8.75	7.84

Fourth quarter operating costs were $14.8 million, or $9.05 per boe, as compared to $14.5 million, or $9.40 per boe in the prior quarter, and $8.3 million, or $8.10 per boe in the same quarter of the prior year. Fourth quarter operating costs are higher than expected due to a number of factors; most significantly, increased electricity costs and high inflation costs in the oil and gas services sector.

EARNINGS AND CASH FLOW

Net earnings in the fourth quarter of 2005 of $25.1 million ($0.38 per unit – basic; $0.37 per unit – diluted) were 106 percent higher than the same period of 2004 and cash flow of $56.1 million was 136 percent higher than the final quarter of 2004. Both variances were positively impacted by a combination of higher commodity prices and higher production, partially offset by higher operating costs, interest and financing charges, and general and administrative expenses.

Net earnings were further impacted by decreased future income tax expense partially offset by higher expenses for depletion, depreciation and amortization ("DD&A"), accretion of asset retirement obligation and unit-based compensation expense. The increases in DD&A, accretion and unit-based compensation expense were all a result of the acquisitions completed in 2005.

CAPITAL

				Three months ended		Year ended	
($ thousands)	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2005	Dec 31, 2004
Exploration and development	25,261	7,934	25,334	18,334	10,454	79,383	122,418
Office and computer assets	145	11	150	246	82	623	153
Property dispositions	–	(2)	(278)	–	–	(278)	(37,644)
Total capital before corporate acquisitions	25,406	7,943	25,206	18,580	10,536	79,728	84,927
Corporate Acquisitions per Statement of Cash Flows	181	–	100,023	6,971	30	107,205	–
Fair value of trust units issued on acquisition of Resolute Energy Inc.	–	–	–	301,332	–	301,332	–
Total acquisition costs	181	–	100,023	308,303	30	408,537	
Total capital and acquisition costs	25,587	7,943	125,229	326,883	10,566	488,265	–

During the fourth quarter of 2005, Esprit's capital expenditures totaled $25.6 million. Development capital of $25.3 million invested in the fourth quarter included $16.7 million or 65 percent for drilling, completions and tie-ins that contribute to reserve additions and help offset natural production decline. In the fourth quarter, Esprit's capital spending was focused primarily in the areas of Olds ($10.4 million) and Berry ($8.9 million). Gross wells drilled in the fourth quarter totaled 49 (37.9 net wells), with a gross success rate of 92 percent.

FULL YEAR TRUST OVERVIEW

2005 was a growth year for Esprit highlighted by acquisitions totaling over $400 million. The acquisitions of Resolute on April 29, 2005, and Markedon and Monroe on August 9, 2005, helped to increase total assets of the Trust to $966 million. These strategic acquisitions diversified the Trust's asset base geographically and added more sweet gas and light oil. On January 25, 2006, the Trust closed the sale of its Ante Creek properties for $16.0 million cash consideration and interests in producing properties at Manyberries and Three Hills. The transaction was effective December 15, 2005.

Net earnings for the year were $74.5 million (a 165 percent increase over 2004) or $1.31 per unit-basic (an 87 percent increase from the prior year). Distributions to unitholders for the year totaled $97 million (or $1.71 per unit). This represented 63 percent of the Trust's cash flow. The net debt to cash flow ratio at year end was 1.68 including the convertible debentures.

PRODUCTION & RESERVES

Production for the year grew by 21 percent to an average of 14,765 boe per day. Operating netbacks for the year averaged $32.11 per boe.

Esprit experienced some challenges in the first three quarters of the year with poorer than expected drilling results in the Olds area and operational delays experienced with the extremely wet weather in southern Alberta. Esprit was able to finish the year strongly with an active and successful fourth quarter which showed significantly improved results. Most importantly, a new well at Olds showed initial production rates approximately three to four times that of historical rates in the area. Production in the final quarter of the year averaged 17,814 boe per day.

An independent evaluation of all of Esprit's reserves at January 1, 2006 was conducted by GLJ Petroleum Consultants Ltd. ("GLJ"), the independent reserves evaluators appointed by the Board of Trustees, and prepared in accordance with the reporting guidelines of Canadian Securities Administrator's National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"). Under NI 51-101, the best estimate for reserve balances and additions is considered to be the proved plus probable ("P+P") category.

As at December 31, 2005, GLJ estimates that Esprit had total P+P reserves of 66.7 mmboe. Of this total, 50.0 mmboe represented proved reserves and 42.2 mmboe represented proved producing reserves.

In total, Esprit added 22.76 mmboe of P+P reserves in 2005 and replaced approximately 422 percent of 2005 production. Of the total reserves added, 20.4 mmboe came through the acquisitions and 2.3 mmboe were the result of the development of the Trust's existing asset base. Esprit's reserve base remains strongly weighted towards natural gas, with its P+P reserve base split 78 percent natural gas, 12 percent natural gas liquids and 10 percent oil.

At December 31, 2005, Esprit's reserve life on a proved plus probable basis was 10.7 years. This is calculated using the mid point of the 2006 production guidance and remains one of the longer reserve life indices among its peer group.

CAPITAL EFFICIENCY

Esprit's finding, development and acquisition ("FD&A") costs for 2005, including reserve revisions and future development capital, were $20.78 per boe proved plus probable ($26.96 on a proved basis). Esprit acquisition costs were approximately $409 million and the capital program, excluding acquisitions, was $79 million. For the purpose of calculating FD&A costs, the cost of Resolute was $308 million representing the value of trust units issued and net debt assumed at the time of closing. In calculating FD&A cost, Esprit has removed Ante Creek year-end reserves and included consideration received for the disposition in January 2006. If Ante Creek was included in the calculation, the FD&A cost would be approximately $21.48 per boe proved plus probable and $27.98 per boe proved.

Esprit's F&D costs, excluding acquisitions but including reserve revisions and future development capital, were $34.58 per boe proved plus probable and $41.46 per boe proved. The main reasons for this poor performance were the disappointing drilling results experienced at Olds during the first three quarters of 2005 and the significant amount of capital improvements made ($7 million) during the Olds plant maintenance shutdown. The last shutdown was 2002 and the next is planned for 2009. While it is too early to represent a trend, the fourth quarter of 2005 drilling results, particularly at Olds and Berry, were very encouraging. Esprit believes it will achieve industry competitive F&D costs in 2006.

Another measure of capital efficiency used in the industry is the capital cost incurred to bring on incremental (new) production. Esprit estimates this metric at $29,000 per flowing boe added in 2005.

OPERATIONS

A regularly scheduled triennial turnaround of the Olds plant occurred in the second quarter of 2005. During the turnaround, work was completed to improve the plant's ability to handle electrical power disruptions and the handling of 'slugs' of liquid hydrocarbons that occasionally enter the plant in the natural gas stream. The successful turnaround has improved the plant's operational reliability and is expected to allow the plant to operate for a further four years until the next turnaround now scheduled to occur in 2009.

ACQUISITIONS AND DISPOSITIONS

On April 29, 2005, through a plan of arrangement, Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares traded on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction, the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded company (Cordero Energy Inc.) the shares of which were issued to the former shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have diversified the Trust's production base both in terms of geography and production. The assets acquired were predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet natural gas production from 29 percent to 55 percent of its total natural gas production. An additional 13.3 mmboe of proved reserves and 16.6 mmboe of proved plus probable reserves have been added to Esprit's year end 2005 asset base as a result of this acquisition.

On August 9, 2005, Esprit acquired Markedon Energy Ltd. and Monroe Energy Inc., two privately-held Calgary-based oil and gas companies. Esprit acquired all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.5 million. The total value of the transaction, including the related acquisition costs of $1.7 million, was approximately $100.2 million. The two acquisitions represent 3.8 mmboe of proved plus probable reserves of which 2.1 mmboe are proved.

On January 25, 2006, the Trust closed the sale of its Ante Creek properties for $16.0 million cash consideration and interests in properties at Manyberries and Three Hills.

FINANCING

To fund the August 9th acquisitions, Esprit issued $100 million of extendible convertible unsecured subordinated debentures ("the Debentures"). The Debentures have a coupon rate of 6.5 percent, payable semi-annually in arrears, and a maturity date of December 31, 2010. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. The offering closed on July 28, 2005. The convertible debentures of the Trust trade on the TSX under the trading symbol "EEE.DB".

RECLASSIFICATION OF A AND B UNITS

On its conversion to a trust on October 1, 2004, Esprit had a dual class A/B trust unit structure. The dual class trust unit structure was created in response to proposed legislative announcements made by the Minister of Finance relating to the restriction of foreign ownership of mutual fund trusts. Subsequently, the Minister announced his intention to defer the implementation of that legislation. On June 2, 2005 Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A trust units and Class B trust units were reclassified into a single class of trust units. The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

OIL AND NATURAL GAS REVENUE

Year ended December 31,	2005	2004	2003
Oil and gas revenue ($ thousands)	287,834	184,649	170,078
Production Volumes			
Natural gas (mcf/d)	69,898	62,162	60,419
Natural gas liquids (bbls/d)	1,455	1,324	1,378
Oil (bbls/d)	1,660	540	554
Total (boe/d)	14,765	12,225	12,002
Average Sales Prices			
Natural gas ($/mcf)	8.67	6.68	6.46
Natural gas liquids ($/bbl)	62.75	53.68	44.49
Crude oil ($/bbl)	55.04	33.70	25.82

Oil and natural gas revenue for the year ended December 31, 2005 was $287.8 million compared to $184.6 million for 2004. The increase in revenue is due to increased production volumes from the acquisitions during 2005, partially offset by reduced revenue from the transfer of assets to ProspEx Resources Ltd. upon the formation of the Trust on October 1, 2004, downtime for the June 2005 Olds and Ram River (Blackstone) scheduled plant turnarounds and wet weather related operational issues in the second quarter of 2005. Also contributing greatly to the increase in revenues was a 29 percent overall increase in commodity prices received by the Trust compared to 2004. Compared to 2004, increased production accounted for $49.3 million of the higher revenue while commodity prices accounted for approximately $53.9 million of the increase. Of the production contribution, $13.6 million was from properties acquired in the Resolute acquisition and $1.9 million was from the Markedon and Monroe acquisitions.

PRODUCTION

Year ended December 31,	2005	2004	2003
Gas (mcf/d)	69,898	62,162	60,419
NGL (bbls/d)	1,455	1,324	1,378
Oil (bbls/d)	1,660	540	554
Total (boe/d)	14,765	12,225	12,002

Total equivalent production for 2005 of 14,765 boe per day represents a 21 percent increase over 2004 production of 12,225 boe per day. The majority of the increased production volumes were due to the acquisitions made during the year, however, the increase was partially offset by decreased production due to the transfer of properties to ProspEx at the end of the third quarter of 2004.

Esprit's full year average natural gas production of 69.9 mmcf per day reflects a 12 percent increase over 2004 natural gas production of 62.2 mmcf per day. The production increases were due to the acquisitions as well as the tie-in of new wells in the Olds, Saskatchewan, High River, Three Hills, Berry and Swalwell areas. Offsetting the production increases were natural declines and the loss of production from properties that were transferred to ProspEx. Production was also negatively impacted by shutdowns for the scheduled major plant maintenance at Olds and Ram River (Blackstone) and unanticipated operational delays related to wet weather which were experienced in the second and third quarters of 2005.

Average NGL production of 1,455 bbls per day is up 10 percent from NGL production during 2004 of 1,324 bbls per day. Natural gas liquids for 2005, as a percentage of total natural gas production, were 13 percent, which is approximately equal to 2004.

In 2005, oil production averaged 1,660 bbls per day, an increase of 207 percent compared to 2004. The increase in oil production is largely due to the acquisition of Markedon and Monroe which were both predominantly oil producers.

Looking forward to 2006, total production is expected to average between 16,750 to 17,350 boe per day. Approximately 70 percent of the production is expected to be natural gas. The Trust expects to be able to maintain stable production levels in 2006 through exploitation of its undeveloped land base and internally generated drilling prospects.

In early 2006, Esprit assembled a full-time business development team charged with the mandate of expanding Esprit's production base through acquisitions or other joint venture opportunities.

PRICES AND PRODUCT MARKETING

The 2005 average realized gas price net of transportation and hedging costs was $8.67 per mcf ($7.91 per GJ) as compared to $6.68 per mcf during 2004, a 30 percent increase. The Alberta Reference Price for 2005 was $7.84 per GJ. It is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. Canadian gas prices were driven higher in concert with the U.S. based NYMEX gas price increases which were largely caused by hot weather in the summer and supply interruptions caused by an active hurricane season, most significantly, hurricane Katrina.

The average NGL price received for the year was $62.75 per bbl compared to $53.68 per bbl in 2004, a 17 percent increase.

The 2005 average realized oil price was $55.04 per bbl compared to $33.70 per bbl for 2004, a 63 percent increase. Ongoing supply and demand uncertainty was elevated as oil production was significantly effected by the active hurricane season and continued geopolitical events throughout the year.

Cash flow is directly impacted by the volatility of commodity prices. As part of its risk management strategy, Esprit enters into commodity price derivative contracts to provide downside price protection. In 2005, hedging costs for natural gas and oil were $5.1 million, or $0.95 per boe.

Currently, for the remainder of 2006, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. In the event that prices rise above the price specified in the contract, Esprit will be unable to capture the associated incremental revenue. An additional five percent of natural gas volumes are protected via collars, which provide downside price protection but also remove the benefit of prices above a specified level. Approximately 22 percent of oil volumes are hedged via a fixed price contract. If all of Esprit's contracts were closed out on December 31, 2005, the loss resulting from the settlement would have been approximately $6.0 million. At February 14, 2006, the gain that would have resulted from closing all of Esprit's contracts was approximately $10.0 million.

Energy commodity prices can fluctuate due to changes in the geopolitical environment, weather conditions, supply disruptions and other variations in supply or demand. The Trust uses commodity price hedges to partially limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees meets with management at least quarterly to review the Trust's hedging strategy and the hedges in place. In the case of a material acquisition, the Trust will consider using hedges on a larger portion of the acquired production to partially lock in the transaction economics.

OPERATING COSTS

Year ended December 31,	2005	2004	2003
Operating Costs ($ thousands)	47,149	35,092	27,781
($/boe)	8.75	7.86	6.34

Esprit's full year 2005 operating costs were $47.1 million or $8.75 per boe compared to $35.1 million or $7.86 per boe for the full year of 2004. The increase in operating costs in 2005 was due to a number of factors including significant increases in electricity costs along with cost inflation in the oil and gas services sector. Esprit's operating costs were also impacted by costs related to the major maintenance turnaround at Olds and weather related problems in the second and third quarters.

Looking forward, Esprit expects that with the maintenance work conducted at the Olds plant, along with other cost mitigation efforts, its 2006 operating costs will average $8.50 per boe.

ROYALTIES

Royalty expense of $67.6 million for the full year of 2005 increased from the prior year's royalty expense of $44.5 million in proportion with revenue. The total royalties as a percentage of revenue in each year were approximately 24 percent. The royalty rate for 2006 is not expected to change from that level.

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization ("DD&A") expense in 2005 was $74.8 million, or $13.88 per boe, up from $44.9 million, or $10.06 per boe, in 2004. Other than increased production, the increase in DD&A expense is a result of a number of factors including the acquisitions completed during the year and the addition of reserves at costs higher than Esprit's historic average. The DD&A rate is expected to continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE EXPENSES

Annual net general and administrative expenses increased 61 percent to $8.1 million in 2005 from $5.0 million in 2004. Per unit general and administrative expenses for the full year were $1.49 per boe compared to $1.12 per boe in 2004. The increased administrative costs in the year resulted from a number of factors including integration costs related to the acquisitions, costs related to complying with new corporate governance and financial reporting regulations and requirements and an increasingly competitive environment for human resources. These latter two factors are expected to put continued upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.85 per boe in 2006.

INTEREST AND FINANCING COSTS

Interest expense in 2005 of $8.3 million is up 159 percent from $3.2 million in the prior year due to the increase in average bank debt compared to 2004 and an increase in the average interest rate experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.6 percent in 2005 compared to 3.4 percent in 2004. The increase in bank debt can be attributed to the assumption of debt on the acquisition of Resolute as well as the excess expenditures of Esprit's capital program and distributions over its cash flow.

In 2006, Esprit does not expect capital and distributions to exceed cash flow. Additionally, the $16 million cash proceeds of the Ante Creek disposition in January 2006 were applied against bank debt. As discussed previously, $100 million of unsecured subordinated convertible debentures were issued to fund the acquisitions of Markedon and Monroe.

Interest and financing charges relating to the convertible debentures in 2005 were $3.4 million comprised of 6.5 percent coupon interest payable, amortization of debenture issue costs and accretion of the debt portion of the debenture up to its face value. For a further discussion of the Debentures see the "Liquidity and Capital Resources" section below.

RESOLUTE PLAN OF ARRANGEMENT COSTS

The Trust paid $0.8 million in transaction bonuses and employee retention payments during the second quarter of 2005. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for 2005.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporation's tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust and ultimately paid to the unitholders in the form of distributions. This mechanism transfers the majority of the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the medium-term under current commodity prices.

NET EARNINGS AND CASH FLOW

Year ended December 31 ($ thousands except per unit amounts)	2005	2004	2003
Net earnings	74,452	28,099	38,779
Per unit – basic	1.31	0.70	0.97
Per unit – diluted	1.28	0.68	0.97
Cash flow	154,254	86,777	92,260
Per unit – basic	2.71	2.17	2.32
Per unit – diluted	2.53	2.11	2.31
Weighted average units – basic	56,869	40,023	39,805
– diluted	61,967	41,050	40,003
Cash distributions per unit – basic	1.71	0.42	–
Special payment per share	–	0.22	–

Net earnings for the year of $74.5 million were up 165 percent from 2004, largely due to increased production and higher commodity prices, offset by higher operating costs, royalties, general and administrative expenses, interest expense and depletion expense. The cause of the variances in these items is described in detail in earlier sections of this MD&A.

Cash flow for the year was $154.3 million, up $67.5 million, or 78 percent, from 2004. The increase is a result of the same items that impacted earnings and have been discussed in detail above.

CAPITAL EXPENDITURES

Year ended December 31 ($ millions)	2005	2004	2003
Exploration and development	79.4	122.4	110.6
Property dispositions	(0.3)	(37.6)	3.1
Office and computer assets	0.6	0.2	0.5
Total capital before corporate acquisitions	79.7	85.0	114.2
Corporate acquisitions per Statement of Cash Flows	107.2	–	–
Fair value of trust units issued on acquisition of Resolute Energy Inc.	301.3	–	–
Total acquisition costs	408.5	–	–
Total capital and acquisition costs	488.2	85.0	114.2

Total capital expenditures for 2005 include approximately $100 million associated with the Markedon and Monroe acquisitions and approximately $7.0 million in costs related to the Resolute acquisition. In addition, the Trust issued $301.3 million of trust units as part of the Resolute acquisition for total acquisition costs of $408.5 million. Net capital expenditures for the year of $186.9 million are up 120 percent from 2004. Excluding acquisition & disposition capital, Esprit's capital expenditures in 2005 were $80.0 million, $42.6 million less than in 2004. As a Trust, Esprit's capital spending is significantly less than a traditional exploration company, focusing on the development of existing assets. A total of 87 gross wells were drilled during the year. The majority of the development capital in 2005 was spent in the Olds, Berry, and Saskatchewan areas. Of the total capital spent in 2005, $48.7 million was spent on drilling and completions, $23.4 million on facilities and $4.0 million on land, with the remainder being capitalized general and administrative costs and office and computer assets.

Approximately 60 percent of the Trust's capital budget for 2006 of $63 million is directed towards drilling, with a further 25 percent to be spent on facilities.

In 2006, Esprit plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds' plans call for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas and totals approximately $17 million.

In the Berry/Winnifred area, the Trust plans to spend approximately $19 million in 2006 to drill 26 wells, five in the Richdale Banff pool and the remainder targeting Second White Specks and Mannville formations.

In the Peace River Arch area, the Trust expects to spend approximately $7 million to drill nine gross wells in 2006. These drilling plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunities that possess relatively higher volume potential with strong capital efficiency metrics.

In Saskatchewan, Esprit plans to spend approximately $6 million in 2006 to drill seven wells, two in Lashburn and five horizontal wells at Wauchope.

In Central Alberta in 2006, Esprit plans to spend approximately $2 million in capital, mostly on facilities de-bottlenecking, re-completions, optimizations and drilling two wells in the area.

In Southern Alberta in 2006, Esprit plans to spend approximately $1 million in capital, primarily in the High River area through the multi-well farm-out agreement expected to begin in the second quarter.

In 2006, Esprit will continue to pursue strategic acquisition opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude of any such transaction, Esprit has not made any provision for acquisitions in its 2006 capital budget.

LIQUIDITY AND CAPITAL RESOURCES

Year ended December 31 ($ thousands except ratios and units)	2005	2004
Bank debt	144,239	86,875
Working capital deficiency	20,785	16,138
Net debt (excluding debentures)	165,024	103,013
Convertible debentures	93,866	–
Net debt	258,890	103,013
Market value of Trust Units & exchangeable shares outstanding(1)	898,989	491,510
Total capitalization	1,157,879	594,523
Net debt (excluding debentures) to cash flow ratio	1.07	1.19
Net debt to cash flow ratio	1.68	1.19
Outstanding units	66,358	40,183

(1) Based on December 31, 2005 closing price.

On July 28, 2005 the Trust issued $100 million of 6.5 percent convertible unsecured subordinated debentures for proceeds of $96.0 million (net of issuance costs). The Debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per trust unit. The Debentures mature December 31, 2010, at which time they are due and payable. The net proceeds were used to fund the acquisitions of Markedon and Monroe.

The Debentures have been classified as debt on the balance sheet, net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion of the debt portion, the amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

Bank debt is comprised of the senior credit facility, net of any cash. The senior credit facility is a revolving term loan facility of $265 million and an operating facility of $15 million and is repayable in June 2007 if not extended.

The Trust's liquidity and capital requirements are fulfilled through cash flow and the existing credit facilities. At December 31, 2005, the Trust's net debt, excluding debentures, was $165.0 million composed of $144.2 million outstanding on its senior credit facility and a working capital deficiency of $20.8 million. This reflects a 1.07 times net debt (excluding debentures) to cash flow ratio. Net debt was $258.9 million and, in addition to the bank loans and working capital, includes $93.9 million of Debentures. This represents a 1.68 times total net debt to cash flow ratio. Esprit had $135.8 million of unused bank borrowing capability at the end of 2005, which provides Esprit the financial flexibility to pursue growth opportunities. The senior credit facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's cash flow, distributions and capital program. Bank debt in 2006 is projected to decrease as the 2006 capital program and cash distributions are expected to be less than cash flow. Also, the $16 million of cash proceeds from Esprit's Ante Creek disposition in January 2006 were applied to reduce debt. The credit facility, together with cash flow, is expected to be sufficient to meet Esprit's near term capital requirements and provides significant financial flexibility.

OUTSTANDING TRUST UNIT DATA

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. As at February 14, 2006, the Trust had 66,344,686 trust units and 460,207 exchangeable shares outstanding. 543,481 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at January 16, 2006. During 2005, a total of 1,581,877 exchangeable shares were exchanged for trust units.

During the period January 1, 2005 to December 31, 2005, the trust units traded in the range of $10.95 to $15.66 with an average daily trading volume of approximately 242,667 units.

In July 2005, Esprit issued $100 million of extendible convertible unsecured subordinated debentures.

The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. At February 14, 2006, 6.9 million trust units were issuable on the remaining outstanding Debentures.

The Trust established a Performance Unit Incentive Plan concurrent with the reorganization into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Performance units vest over a period of one to three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers. The Trust granted 464,651 performance units (net of cancelled performance units) during the year which also represents the total number of performance units outstanding at December 31, 2005. The Trust recorded compensation expenses of $2.6 million in 2005, based on the estimated fair value of the performance units on the date of grant. The maximum number of trust units issuable on conversion of the performance units is 979,302 units.

CASH DISTRIBUTIONS

Cash distributions to unitholders are at the discretion of the Board of Trustees and can fluctuate depending on cash flow. The Trust believes that a current payout ratio of 50 to 60 percent is appropriate based on the current commodity price environment and the Trust's ongoing capital needs and capital structure. The Trust's capital program is financed from cash flow and additional drawdowns on the bank facility if required. The key drivers of Esprit's cash flow are commodity prices and production. Since the Trust's production is heavily weighted to natural gas (79 percent in 2005), natural gas prices have a significant effect on its cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first nine months of 2005 at $0.14 per unit per month and had been at that level since the Trust's inception in October 2004. On September 28, 2005, Esprit announced its October distribution at $0.15 per unit, representing a $0.01 per unit increase. Distributions have maintained at this level since that date. In 2005, Esprit paid out 63.1 percent of its cash flow as distributions to its unitholders.

Esprit pays distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the following business day where the 15th falls on a weekend or statutory holiday.

It is expected that approximately 20 percent of the 2006 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2005, 65.28 percent of the distributions made in 2005 were dividends that were "Qualifying Dividends". The remaining 34.72 percent was a tax-deferred reduction to the cost of the units for tax purposes.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2005:

($ thousands)	2006	2007	2008	2009	2010	Thereafter
Bank loan	–	144,316	–	–	–	–
Convertible debentures	–	–	–	–	95,850	–
Pipeline transportation	2,090	1,482	1,182	–	–	–
Operating leases	362	403	435	443	479	–
Software licenses	562	–	–	–	–	–
	3,014	146,201	1,617	443	96,329	–

The bank loan may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's bank loan are described in the section of the MD&A entitled "Liquidity and Capital Resources".

The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.

OFF BALANCE SHEET ARRANGEMENTS AND VARIABLE INTEREST ENTITIES

The Trust has no off-balance sheet financing arrangements. The Trust does not have any variable interest entities.

RELATED PARTY TRANSACTIONS

The Trust has not been involved with any related party transactions.

ACCOUNTING POLICIES

CRITICAL ACCOUNTING POLICIES

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Trustees and are discussed below. The assumptions and estimates are continually reviewed and evaluated by management. Actual results could differ from these estimates.

OIL AND GAS RESERVES

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with NI 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (GLJ Petroleum Consultants Ltd.) appointed by the Board of Directors. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

CEILING TEST

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining proved and probable reserves, future commodity prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future commodity prices based on futures prices at the end of the period for the next five years, and after five years, the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Performing this test at December 31, 2005 using an annual average gas price of $8.42 per mcf and an average oil price of $57.63 per bbl results in a ceiling test surplus.

UNPROVED PROPERTIES

Certain costs related to unproved properties are excluded from costs subject to depletion until proven reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

GOODWILL

On an acquisition, the residual amount arising when the purchase price exceeds the fair value of the net identifiable assets and liabilities (including an estimate of future income taxes) is recorded as goodwill. In accordance with the CICA handbook section 3062 ("Goodwill and Other Intangibles"), goodwill is tested at least annually for impairment. Any impairment is charged to net earnings during the period in which it occurs.

Impairment of goodwill is tested by comparing the book value of the Trust's net assets to the fair value of the Trust. If the fair value of the Trust is less than book value, the impairment loss is measured by allocating the fair value of the Trust to the identifiable assets and liabilities at their fair values. The excess of the Trust's fair value over the identifiable net assets is the implied fair value of goodwill. If the book value of goodwill exceeds this amount, the difference is the impairment amount to be charged against net earnings during the period. Performing this test at December 31, 2005 resulted in an excess of fair value over the Trust's book value.

ASSET RETIREMENT OBLIGATION

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110 ("Asset Retirement Obligations"). The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings. For further information on the Trust's asset retirement obligation, see note 10 to the Trust's financial statements for the year ending December 31, 2005.

INCOME TAXES

While the Trust is a taxable entity under the Income Tax Act (Canada), the Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes are calculated for the operating company using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using substantively enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets are recognized in income in the period in which the change occurs. The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and assessment by taxing authorities after the lapse of considerable time. As a result, the actual income tax liability may differ from that recorded.

PERFORMANCE UNITS

The Performance Unit Incentive Plan provides for a range of payouts, based on the Trust's performance relative to the performance of certain peers. The Trust records an expense based on expected payouts, which is calculated using an estimate of the Trust's performance relative to its peers. Actual payouts under the Performance Unit Incentive Plan may vary from the estimate.

NEW ACCOUNTING PRONOUNCEMENTS

EXCHANGEABLE SECURITIES

In January 2005, the CICA issued an Emerging Issues Committee ("EIC") pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts" (EIC 151). The abstract addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of EIC 151 in the fourth quarter of 2004. Equity capital attributable to exchangeable shares is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of EIC 151, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

OPERATIONAL AND OTHER BUSINESS RISKS

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, geopolitical events, foreign supply of oil and natural gas, seasonal demand and weather patterns, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved and probable reserves and the level of distributions to unitholders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision. To mitigate these risks, Esprit has an active hedging program conducted by an experienced marketing team based on established criteria that has been approved by the Board of Directors.

NEED TO REPLACE RESERVES

The Trust's future oil and natural gas reserves and production, and therefore its cash flow and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities, its reserves and production will naturally decline over time as reserves are depleted. The market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs. To mitigate this risk, the Trust diversifies its capital spending over a large number of projects. Also, the Trust employs a highly skilled technical team of geologists, geophysicists, and engineers who work in conjunction in evaluating, planning and executing the Trust's capital program.

OPERATING HAZARDS AND OTHER UNCERTAINTIES

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

UNCERTAINTY OF RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenue are based upon a number of variable factors and assumptions, such as historical prices and production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. The evaluation of the Trust's reserves is contracted to GLJ Petroleum Consultants Ltd. ("GLJ"); a reputable independent reserves evaluation firm. The Board of Directors reviews the work of GLJ.

ENVIRONMENTAL RISKS

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations. Esprit has established environmental safety guidelines and practices for its field employees which include proper training and reporting of incidents, supervision and awareness. Additionally, Esprit has active community involvement in its field locations which include meeting with stakeholders. Esprit also carries insurance to cover property losses, liability and business interruption.

COMPETITION

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as described in the above discussion of the need to replace reserves). The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

GOVERNMENTAL REGULATION

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

BANK LOANS

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trust's available credit is determined by our bankers based upon the value of the Trust's oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures are controls and procedures designed and implemented by, or under the supervision of the issuer's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to ensure that material information relating to the issuer is communicated to them by others in the organizations as it becomes known and is appropriately disclosed as required under the continuous disclosure requirements of securities legislation. In essence, these types of controls are related to the quality and timeliness of financial and non-financial information in securities filings. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Esprit's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Trust's disclosure controls and procedures, as defined in the Canadian Securities Administrators' Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

READER'S ADVISORY: Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrels of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.